Second Quarter
Report to
Shareholders
Three and six months ended
June 30, 2025
Manulife Financial Corporation
1  Highest potential businesses include Asia segment, Global Wealth and Asset Management, Canada group benefits and North American behavioural insurance products.
2  Core earnings, core earnings excluding the impact of the change in ECL and core expenses are non-GAAP financial measures. For more information on non-
GAAP and other financial measures, see “Non-GAAP and other financial measures” in our 2Q25 Management’s Discussion and Analysis (“2Q25 MD&A”).
3  Percentage growth/declines in core earnings, core earnings excluding the impact of the change in ECL, diluted core earnings per common share (“core EPS”), diluted earnings (loss) per share (“EPS”), core EPS excluding the impact of the change in ECL and new business contractual service margin net of NCI (“new business CSM”) are stated on a constant exchange rate basis and are non-GAAP ratios.
4  Core EPS, core EPS excluding the impact of the change in ECL, core ROE and core EBITDA margin are non-GAAP ratios.
5  Life Insurance Capital Adequacy Test (“LICAT”) ratio of The Manufacturers Life Insurance Company (“MLI”) as at June 30, 2025. LICAT ratio is disclosed under the Office of the Superintendent of Financial Institutions Canada’s (“OSFI’s”) Life Insurance Capital Adequacy Test Public Disclosure Requirements guideline.
6  For more information on APE sales, new business value (“NBV”), net flows and new business value margin (“NBV margin”), see “Non-GAAP and other financial measures” in our 2Q25 MD&A. In this news release, percentage growth/decline in APE sales and NBV are stated on a constant exchange rate basis.
7  2024 quarterly and year-to-date core earnings, NBV, core EPS, core ROE, adjusted BV per common share, and financial leverage ratio have been updated to align with the presentation of Global Minimum Taxes (“GMT”) in 2025. See section A7 “Global Minimum Taxes (GMT)” in our 2Q25 MD&A for more information.
8  Refers to “Results at a Glance” for 2Q25 and 2Q24 results.
9  Includes Comvest fee paying AUM of US$11 billion and Comvest committed capital of US$3.7 billion.
10  Subject to customary closing conditions and approvals. See “Caution regarding forward-looking statements” below. See the press release announcing the acquisition for further details on the transaction and Comvest Credit Partners.

Manulife Financial Corporation – Second Quarter 2025	1
Manulife Financial Corporation (“Manulife” or the “Company”) reported its second quarter results for the period ended June 30, 2025, delivering continued strong momentum in new business growth and strong earnings growth in our highest potential businesses.1
Key highlights for the second quarter of 2025 (“2Q25”) include:
•Core earnings2 of $1.7 billion, a 2% decrease on a constant exchange rate basis3 compared with the second quarter of
2024 (“2Q24”)
•Excluding the impact of the change in expected credit loss (“ECL”), core earnings was $1.8 billion, up 2% from
2Q242,3
•Net income attributed to shareholders of $1.8 billion, an increase of $0.7 billion compared with 2Q24
•Core EPS4 of $0.95, up 2%3 from 2Q24. EPS of $0.98, up 88%3 from 2Q24
•Excluding the impact of the change in ECL, core EPS was $0.99, up 7% from 2Q243,4
•Core ROE4 of 15.0% and ROE of 15.6%
•LICAT ratio5 of 136%
•APE sales up 15%6, new business CSM up 37%3 and new business value (“NBV”) up 20%6 from 2Q247,8
•Global Wealth and Asset Management (“Global WAM”) net inflows6 of $0.9 billion, up from $0.1 billion in 2Q24
•Announced today the agreement to acquire a 75% stake in Comvest Credit Partners, adding US$14.7 billion9 to our
Global WAM platform. The transaction is expected to close in the fourth quarter of 202510
“Our second-quarter results underscore the strength and resilience of our global franchise, as we continue to deliver high-
quality growth across a diversified portfolio. All three insurance segments achieved over 30% growth year over year in new business CSM, clear evidence of our momentum and future earnings potential. Notably, Asia continued to generate strong
APE sales and increased NBV margin sequentially.6 Global WAM further expanded its core EBITDA margin4 and delivered double-digit core earnings growth compared with the prior year quarter.7
“It’s an incredible privilege to lead Manulife and I’m energized by the passion and performance of this team. We are building on a strong foundation and are well-positioned to navigate a dynamic macroeconomic landscape with clarity and purpose. As we write Manulife’s next chapter, I’m confident our strong commitment to customers, digital and AI-enabled solutions, will set new standards for excellence, efficiency, and sustainable growth across our global franchise.
“Investing in our high-potential businesses with strategically focused intent is critical, and I’m excited to announce our acquisition of Comvest Credit Partners, adding highly complementary and scaled capabilities in private credit, an asset-
strategy that we believe will contribute to future growth across our Global Wealth and Asset Management lines of business.”
— Phil Witherington, Manulife President & Chief Executive Officer
“While core EPS growth was dampened by headwinds related to unfavourable life insurance claims experience in the U.S. and strengthened expected credit loss provisions, the underlying fundamentals of our businesses remained robust and we are reporting strong earnings growth in Global WAM, Asia and Canada. This is supported by our continued expense discipline which drove a 3% reduction in overall core expenses compared with 2Q24.2 Book value per common share was resilient with a 5% increase year over year, and we continue buying back common shares, including $1.1 billion since the start of the year, demonstrating our steadfast commitment to enhancing shareholder value.”
— Colin Simpson, Manulife Chief Financial Officer
1  Percentage growth/decline in net income attributed to shareholders is stated on a constant exchange rate basis and is a non-GAAP ratio.
2  2024 quarterly and year-to-date core earnings, NBV, core EPS, core ROE, adjusted BV per common share, and financial leverage ratio have been updated to align with the presentation of Global Minimum Taxes (“GMT”) in 2025. See section A7 “Global Minimum Taxes (GMT)” in our 2Q25 MD&A for more information.
3  Financial leverage ratio and adjusted book value per common share are non-GAAP ratios.
4  For more information on net flows, gross flows and average asset under management and administration (“average AUMA”), see “Non-GAAP and other financial measures” in our 2Q25 MD&A. In this news release, percentage growth/declines in net flows, gross flows, and average AUMA are stated on a constant exchange rate basis.

Manulife Financial Corporation – Second Quarter 2025	2
Results at a Glance

($ millions, unless otherwise stated)	Quarterly Results			YTD Results
	2Q25	2Q24	Change	2025	2024	Change
Net income attributed to shareholders[1]	$1,789	$1,042	72%	$2,274	$1,908	16%
Core earnings[2]	$1,726	$1,737	(2)%	$3,493	$3,447	(2)%
EPS ($)	$0.98	$0.52	88%	$1.23	$0.97	23%
Core EPS ($)[2]	$0.95	$0.91	2%	$1.94	$1.82	3%
ROE	15.6%	9.0%	6.6 pps	9.7%	8.5%	1.2 pps
Core ROE[2]	15.0%	15.7%	(0.7) pps	15.3%	16.0%	(0.7) pps
Book value per common share ($)	$24.90	$23.71	5%	$24.90	$23.71	5%
Adjusted BV per common share ($)[2,3]	$35.78	$33.32	7%	$35.78	$33.32	7%
Financial leverage ratio (%)[2,3]	23.6%	25.0%	(1.4) pps	23.6%	25.0%	(1.4) pps
APE sales	$2,230	$1,907	15%	$4,919	$3,790	26%
New business CSM	$882	$628	37%	$1,789	$1,286	34%
NBV[2]	$846	$691	20%	$1,753	$1,332	27%
Global WAM net flows ($ billions)[4]	$0.9	$0.1	417%	$1.4	$6.8	(80)%
Results by Segment

($ millions, unless otherwise stated)	Quarterly Results			YTD Results
	2Q25	2Q24	Change	2025	2024	Change
Asia (US$)
Net income attributed to shareholders	$600	$424	44%	$1,035	$694	49%
Core earnings[2]	520	449	13%	1,012	914	10%
APE sales	1,233	920	31%	2,645	1,870	41%
New business CSM	480	349	34%	978	713	36%
NBV[2]	451	346	28%	908	669	35%
Canada
Net income attributed to shareholders	$390	$79	394%	$612	$352	74%
Core earnings	419	402	4%	793	766	4%
APE sales	345	520	(34)%	836	970	(14)%
New business CSM	100	76	32%	191	146	31%
NBV	161	159	1%	341	316	8%
U.S. (US$)
Net income attributed to shareholders	$26	$98	(73)%	$(371)	$18	-%
Core earnings	141	303	(53)%	392	638	(39)%
APE sales	130	93	40%	250	206	21%
New business CSM	86	54	59%	156	126	24%
NBV	46	41	12%	94	78	21%
Global WAM
Net income attributed to shareholders	$482	$350	36%	$925	$715	25%
Core earnings[2]	463	386	19%	917	735	22%
Gross flows ($ billions)[4]	43.8	41.4	5%	94.1	86.9	5%
Average AUMA ($ billions)[4]	1,005	933	7%	1,022	917	9%
Core EBITDA margin (%)	30.1%	26.3%	380 bps	29.2%	25.9%	330 bps
1  The Evident AI Index for Insurance assesses AI maturity across 30 of the most prominent insurance companies in North America and Europe, measuring progress across four key categories: Talent, Innovation, Leadership, and Transparency.
2  Announced in July 2025, based on 2024 new business sales.
3  The Dubai International Financial Centre is a special economic zone in Dubai designed to facilitate financial and business activities in the Middle East, Africa and South Asia region.
4  Maven Clinic, Meet Maven, 2024.

Manulife Financial Corporation – Second Quarter 2025	3
Strategic Highlights
We are embedding AI across our business, accelerating our journey to become a Digital, Customer Leader and earning the top spot for AI maturity in our industry
In Global WAM, we launched an AI-powered sales enablement solution in U.S. Retirement, delivering real-time insights and personalized content to enhance our sales operation and productivity, improve our sales close ratio, and drive revenue growth.
This doubled the number of sales opportunities compared with 2Q24 and reduced the time spent on information searches by over 50%.
In Asia, we rolled out VOICE in Singapore and Japan, a multi-signal dashboard that includes call trend analysis, net sentiment scores, topic trends and deep dive insights from call center transcripts. VOICE utilizes GenAI to categorize data, find correlations, and customize insights by analyzing near real-time trends from customer interactions. These insights help us to better understand customer sentiment and key interests, enhance services, improve training, and identify opportunities to better deliver value to our customers.
In the U.S., we launched a GenAI functionality in long-term care (“LTC”) to enhance automated claims processing to strengthen the value of our LTC business and provide insights for future innovations.
In Canada, we launched an end-to-end digital travel insurance platform that modernizes the distributor experience and simplifies the purchasing process for Canadians and their families.
We were ranked first in the life insurance sector for AI maturity in the inaugural Evident AI Index for Insurance1, ranking in the top five across the insurance industry overall. Our strong performance, particularly around Leadership and Transparency, is a testament to the multi-year investments in AI across the Company, reflecting our capability in scaling AI effectively.
We continue to strengthen our distribution capabilities and expand product offerings to meet evolving customer needs
In Asia, we demonstrated the strength of our agency force with a 23% year-over-year increase in the number of Million Dollar
Round Table (“MDRT”) members for Manulife Asia, positioning us as the third largest globally in 2025 MDRT membership.2
In addition, we became the first international life insurer to establish an office in the Dubai International Financial Centre3 dedicated to advising on and offering life insurance contracts to high-net-worth (“HNW”) customers. This strategic move deepens our presence in the Middle East and enhances our ability to address the growing wealth and protection needs of
HNW and ultra-HNW individuals in the region.
In Global WAM, we continued to deliver comprehensive investment solutions by expanding our Global Retail product lineup with the launch of a diversified real assets strategy in Malaysia to help investors navigate market volatility. In addition, we introduced four new actively managed ETF series in Canada, enhancing access to diversified equity and fixed income exposures, to meet evolving investor needs.
Furthermore, we enhanced the Manulife iFUNDS platform, making it the first integrated digital wealth solution in Singapore that offers advisors a unified view of clients’ Unit Trust and Investment-Linked Plan (“ILP”) holdings. By integrating these into a single platform and incorporating AI-powered ILP analytics capabilities, the enhancements streamline portfolio oversight, accelerate transaction execution, and empower advisors to deliver more personalized and insightful financial guidance.
In Canada, we partnered with Maven Clinic, the world’s largest virtual clinic for women’s and family health4, to offer eligible
Group Benefits members 24/7 virtual access to personalized support during some of their most important stages of life, including fertility, maternity, parenting, and menopause. This initiative addresses critical care gaps that impact women’s health and workforce participation.
In the U.S., we expanded our wholesaling team to pursue more targeted growth strategies and accelerate our penetration within the U.S. HNW and mass affluent markets.
1  See section A1 “Profitability” in our 2Q25 MD&A for more information on notable items attributable to core earnings and net income attributed to shareholders.
2  The reinsurance transaction with RGA Life Reinsurance Company of Canada (“RGA Canadian Reinsurance Transaction”) closed April 1, 2024.
3  Asia Other excludes Hong Kong and Japan.
4  Net of non-controlling interests (“NCI”).
5  In this news release, percentage growth/decline in organic CSM is stated on a constant exchange rate basis.
6  Post-tax contractual service margin net of NCI (“post-tax CSM net of NCI”) is a non-GAAP financial measure. For more information on non-GAAP and other financial measures, see “Non-GAAP and other financial measures” in our 2Q25 MD&A.

Manulife Financial Corporation – Second Quarter 2025	4
Resilient earnings with strong contributions from Global WAM and Asia1
Core earnings of $1.7 billion in 2Q25 down 2% from 2Q24
Core earnings decreased as strong business growth in Global WAM, Asia and Canada was offset by unfavourable life insurance claims experience in the U.S. and strengthened ECL provisions.
•Asia core earnings increased 13%, reflecting continued business growth, favourable claims experience and improved impact of new business, partially offset by strengthened ECL provisions.
•Global WAM core earnings increased 19%, driven by higher net fee income from favourable market impacts over the past
12 months and positive net flows, higher performance fees and continued expense discipline, partially offset by the impact of lower fee spreads and higher taxes.
•Canada core earnings were up 4%, as business growth in Group Insurance and higher investment spreads more than offset the impacts of a release in ECL provision in 2Q24 and the RGA Canadian universal life reinsurance transaction.2
•U.S. core earnings decreased 53%, reflecting unfavourable life insurance claims experience, lower investment spreads and strengthened ECL provisions.
•Corporate and Other core earnings improved by $12 million, primarily driven by lower long-term incentive compensation.
Net Income attributed to shareholders of $1.8 billion in 2Q25, $0.7 billion higher compared with 2Q24
The $0.7 billion increase in net income was driven by improved market experience. The net gain from market experience in
2Q25 reflects higher-than-expected returns on public equities and gains from derivatives and hedge accounting ineffectiveness, partially offset by lower-than-expected returns on alternative long-duration assets, mainly related to real estate and private equity investments.
Continued momentum in insurance new business results and positive net flows in Global WAM
APE sales, new business CSM and NBV increased 15%, 37% and 20%, respectively, reflecting continued sales momentum and margin expansions
•Asia continued to generate strong growth in APE sales, new business CSM and NBV, with a year-over-year increase of
31%, 34% and 28%, respectively, reflecting higher sales volumes in Hong Kong and Asia Other.3 NBV margin of 40.0%
was approximately in line with the prior year quarter and increased sequentially.
•In Canada, APE sales decreased 34%, as strong participating life insurance sales were more than offset by the non-
recurrence of a large-case Group Insurance sale in 2Q24. These sales results, combined with a more favourable product mix, drove a 1% increase in NBV. New business CSM increased 32%, reflecting the strong sales growth in Individual
Insurance.
•U.S. delivered strong new business growth this quarter, increasing APE sales, new business CSM and NBV by 40%, 59%
and 12%, respectively, reflecting continued demand for our accumulation insurance products.
Global WAM net inflows of $0.9 billion in 2Q25, $0.8 billion higher compared with net inflows of $0.1 billion in 2Q24
•Retirement net inflows of $2.0 billion in 2Q25 increased compared with net outflows of $1.3 billion in 2Q24, reflecting higher retirement plan sales across all geographies and a large-case retirement plan redemption in the U.S. in 2Q24.
•Retail net outflows of $3.2 billion in 2Q25 increased compared with net outflows of $0.1 billion in 2Q24, driven by lower net sales through third-party intermediaries in North America and in money markets funds in mainland China. This is partially offset by higher net sales through our retail wealth platform.
•Institutional Asset Management net inflows of $2.1 billion in 2Q25 increased compared with net inflows of $1.4 billion in
2Q24, driven by lower redemptions in fixed income mandates, partially offset by higher redemptions in equity mandates.
New business growth continued to drive higher organic CSM and CSM balance
CSM4 was $22,316 million as at June 30, 2025
CSM increased $189 million compared with December 31, 2024. Organic CSM movement contributed $1,162 million of the increase for the first half of 2025, representing an 11%5 growth on an annualized basis, primarily driven by the impact of new business, interest accretion and net favourable insurance experience, partially offset by amortization recognized in core earnings. Inorganic CSM movement was a decrease of $973 million for the same period, primarily driven by the impacts of changes in foreign currency exchange rates. Post-tax CSM net of NCI6 was $18,527 million as at June 30, 2025.

Manulife Financial Corporation – Second Quarter 2025	5
MANAGEMENT’S DISCUSSION AND ANALYSIS
This Management’s Discussion and Analysis (“MD&A”) is current as of August 6, 2025, unless otherwise noted. This MD&A should be read in conjunction with our unaudited Interim Consolidated Financial Statements for the three and six months ended June 30, 2025 and the MD&A and audited Consolidated Financial Statements contained in our 2024 Annual Report.
For further information relating to our risk management practices and risk factors affecting the Company, see “Risk
Management and Risk Factors” and “Critical Actuarial and Accounting Policies” in the MD&A in our 2024 Annual Report (“2024
MD&A”) and the “Risk Management” note to the Consolidated Financial Statements in our most recent annual and interim reports.
In this MD&A, the terms “Company”, “Manulife”, “we” and “our” mean Manulife Financial Corporation (“MFC”) and its subsidiaries. All amounts are reported in Canadian dollars, unless otherwise indicated. Any information contained in, or otherwise accessible through, websites mentioned in this MD&A does not form a part of this document.
CONTENTS

A.TOTAL COMPANY PERFORMANCE
1.Profitability
2.Business Performance
3.Financial Strength
4.Assets under Management and Administration
5.Impact of Foreign Currency Exchange Rates
6.Business Highlights
7.Global Minimum Taxes (“GMT”)
B.PERFORMANCE BY SEGMENT
1.Asia
2.Canada
3.U.S.
4.Global Wealth and Asset Management
5.Corporate and Other
C.RISK MANAGEMENT AND RISK
FACTORS UPDATE
1.Variable Annuity and Segregated Fund Guarantees
2.Caution Related to Sensitivities
3.Publicly Traded Equity Performance Risk Sensitivities and
Exposure Measures
4.Interest Rate and Spread Risk Sensitivities and Exposure
Measures
5.Alternative Long-duration Asset Performance Risk
Sensitivities and Exposure Measures
6.Risk Management and Risk Factors Update
D.CRITICAL ACTUARIAL AND
ACCOUNTING POLICIES
1.Critical Actuarial and Accounting Policies
2.Sensitivity to Changes in Assumptions
3.Accounting and Reporting Changes
E.OTHER
1.Outstanding Common Shares – Selected Information
2.Legal and Regulatory Proceedings
3.Non-GAAP and Other Financial Measures
4.Caution Regarding Forward-looking Statements
5.Quarterly Financial Information
6.Revenue
7.Other
1   The reinsurance transaction with the Reinsurance Group of America, Incorporated (“RGA U.S. Reinsurance Transaction”) closed January 1, 2025. The reinsurance transaction with the RGA Life Reinsurance Company of Canada (“RGA Canadian Reinsurance Transaction”) closed April 1, 2024.
2 Percentage growth/declines in core earnings, pre-tax core earnings, total expenses, core expenses, general expenses, contractual service margin (“CSM”) net of non-controlling interests (“NCI”), new business contractual service margin (“new business CSM”), assets under management and administration (“AUMA”), assets under management (“AUM”), core earnings before interest, taxes, depreciation and amortization (“core EBITDA”),and Manulife Bank average net lending assets are stated on a constant exchange rate basis, a non-GAAP ratio. See “Non-GAAP and Other Financial Measures” below for more information.
3  The increase in Global WAM net fee income is due to higher average assets under management and administration (“average AUMA”) from the favourable impact of markets over the last 12 months and positive net flows. For more information on average AUMA and net flows, see “Non-GAAP and Other Financial
Measures” below.

Manulife Financial Corporation – Second Quarter 2025	6
ATOTAL COMPANY PERFORMANCE
A1Profitability

	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	2Q25	1Q25	2Q24	2025	2024
Net income (loss) attributed to shareholders	$1,789	$485	$1,042	$2,274	$1,908
Core earnings(1),(2)	$1,726	$1,767	$1,737	$3,493	$3,447
Diluted earnings (loss) per common share ($)	$0.98	$0.25	$0.52	$1.23	$0.97
Diluted core earnings per common share (“Core EPS”) ($)(2),(3)	$0.95	$0.99	$0.91	$1.94	$1.82
ROE	15.6%	3.9%	9.0%	9.7%	8.5%
Core return on shareholders’ equity (“Core ROE”)(2),(3)	15.0%	15.6%	15.7%	15.3%	16.0%
Expense efficiency ratio(3)	45.5%	45.9%	45.4%	45.7%	45.3%
General expenses	$1,140	$1,202	$1,225	$2,342	$2,327
Core expenses(1)	$1,689	$1,776	$1,713	$3,465	$3,386
(1)This item is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information.
(2)2024 year-to-date core earnings, core EPS and core ROE have been updated to align with the presentation of Global Minimum Taxes (“GMT”) in 2025. See section A7 “Global Minimum Taxes (GMT)” for more information.
(3)This item is a non-GAAP ratio. See “Non-GAAP and Other Financial Measures” below for more information.
Quarterly profitability
Manulife’s net income attributed to shareholders was $1,789 million in the second quarter of 2025 (“2Q25”) compared with
$1,042 million in the second quarter of 2024 (“2Q24”). Net income attributed to shareholders is comprised of core earnings
(consisting of items we believe reflect the underlying earnings capacity of the business), which amounted to $1,726 million in
2Q25 compared with $1,737 million in 2Q24, and items excluded from core earnings, which amounted to a net gain of $63 million in 2Q25 compared with a net charge of $695 million in 2Q24. The effective tax rate on net income (loss) attributed to shareholders was 15% in 2Q25 compared with 19% in 2Q24 due to differences in the jurisdictional mix of earnings.
Net income attributed to shareholders in 2Q25 increased $747 million compared with 2Q24 reflecting improved market experience, with a net gain of $113 million in 2Q25 compared with a net charge of $665 million in 2Q24, which included realized losses of $239 million in 2Q24 from the RGA Canadian Reinsurance Transaction1. The loss from reinsurance was primarily related to market experience from the sale of fair value through other comprehensive income (“FVOCI”) debt instruments. There is an offsetting change in Other Comprehensive Income (“OCI”) attributed to shareholders resulting in a neutral impact to book value. The net gain from market experience in 2Q25 primarily included higher-than-expected returns on public equity and gains from derivatives and hedge accounting ineffectiveness, partially offset by lower-than-expected returns on alternative long-duration assets (“ALDA”), mainly related to real estate and private equity investments.
Core earnings decreased $11 million or 2% on a constant exchange rate basis2 compared with 2Q24. The decline was driven by unfavourable U.S. life insurance claims experience from elevated mortality on policies with high face value, and a net increase in the provision for expected credit loss (“ECL”), and lower expected investment earnings. The reduction in core earnings was partially offset by higher core earnings in Global Wealth and Asset Management (“Global WAM”), largely reflecting an increase in net fee income3, higher performance fees and disciplined expense management, partially offset by the impact of lower fee spreads and higher taxes. In addition, growth in our insurance business, favourable claims experience in
Asia and the improved impact of new business also contributed to higher core earnings. The impact of 2024 updates to actuarial methods and assumptions was neutral in the quarter. In addition, the RGA U.S. Reinsurance Transaction1 and the
RGA Canadian Reinsurance Transaction reduced core earnings by $11 million and $9 million, respectively, in 2Q25 compared with 2Q24.
1  This item is a non-GAAP ratio. See “Non-GAAP and Other Financial Measures” below for more information.
2  2024 year-to-date items excluded from core earnings has been updated to align with the presentation of GMT in 2025. See section A7 “Global Minimum Taxes
(GMT)” for more information.
3  The reinsurance transaction with Global Atlantic (“GA Reinsurance Transaction”) closed February 22, 2024, with an effective date of January 1, 2024.

Manulife Financial Corporation – Second Quarter 2025	7
Additional information on the change in ECL is presented in the table below:

	Quarterly Results			YTD Results
($ millions, unaudited)	2Q25	1Q25	2Q24	2025	2024
Change in ECL
Net new originations or purchases	$(14)	$-	$(2)	$(14)	$-
Changes to risk, parameters and models
Credit migration	(76)	(4)	(46)	(80)	(66)
Parameter and model updates, and other	(12)	(42)	49	(54)	96
Total (increase) recovery in ECL, pre-tax	$(102)	$(46)	$1	$(148)	$30
Total (increase) recovery in ECL, post-tax	$(83)	$(38)	$1	$(121)	$25
The increase in the ECL provision of $83 million post-tax in 2Q25 was primarily related to the credit migration of certain below-
investment grade loan investments in the U.S. and parameter updates. The ECL provision was neutral in 2Q24, reflecting the positive macro environment, in particular improved equity markets, offset by credit migration.
Excluding the impact of the change in ECL in both 2Q25 and 2Q24, core earnings and core EPS increased 2%1 and 7%1, respectively, on a constant exchange rate basis.
Year-to-date profitability
Net income attributed to shareholders for the six months ended June 30, 2025 was $2,274 million compared with $1,908 million for the six months ended June 30, 2024. Year-to-date core earnings amounted to $3,493 million in 2025 compared with
$3,447 million in the same period of 2024, and items excluded from year-to-date core earnings amounted to a net charge of
$1,219 million in 2025 compared with a net charge of $1,539 million2 in the same period of 2024. The effective tax rate on year-to-date net income (loss) attributed to shareholders was 13% in 2025 compared with 20% for the same period in 2024 due to differences in the jurisdictional mix of earnings.
Year-to-date net income attributed to shareholders in 2025 increased $366 million compared with the same period of 2024 primarily due to the impact of reinsurance transactions in 2025 compared with the same period of 2024. The RGA U.S.
Reinsurance Transaction resulted in a year-to-date net loss attributed to shareholders of $740 million in 2025 compared with a year-to-date net loss attributed to shareholders from the Global Atlantic Reinsurance Transaction3 and the RGA Canadian
Reinsurance Transaction of $763 million and $239 million, respectively, in the same period of 2024. The year-to-date net loss on all three transactions was primarily related to market experience from the sale of FVOCI debt instruments. There is an offsetting change in OCI attributed to shareholders resulting in a neutral impact to book value. Total year-to-date market experience was a net charge of $1,219 million in 2025, reflecting the above-noted impact from reinsurance transactions, as well as lower-than-expected returns on ALDA mainly related to real estate and private equity investments.
Year-to-date core earnings in 2025 increased $46 million compared with the same period of 2024. On a constant exchange rate basis, year-to-date core earnings were 2% lower compared with the same period of 2024, reflecting a net increase in the provision for ECL in 2025 compared with a release in 2024, unfavourable U.S. life insurance claims experience from elevated mortality on policies with high face value, lower expected investment earnings and a charge in 2025 for estimated losses from the California wildfires in our Property and Casualty (“P&C”) Reinsurance business. The reduction in core earnings was partially offset by higher year-to-date core earnings in Global WAM, largely reflecting an increase in net fee income as noted
above for the quarter, higher performance fees and disciplined expense management, partially offset by the impact of lower fee spreads and higher taxes. In addition, growth in our insurance business, favourable claims and insurance experience in
Asia and Canada, respectively, and the improved impact of new business also contributed to higher core earnings. The year-
to-date impact of 2024 updates to actuarial methods and assumptions was neutral. In addition, the RGA U.S. Reinsurance
Transaction, the RGA Canadian Reinsurance Transaction, and the GA Reinsurance Transaction reduced year-to-date core earnings by $14 million, $13 million and $4 million, respectively, in 2025 compared with the same period of 2024.
The year-to-date increase in the ECL provision of $121 million post-tax in 2025 was driven by the same factors as noted above for the quarter, with increased provisions for parameter and model updates that reflect the impact of a challenging economic environment. The year-to date reduction in the provision of $25 million post-tax in the same period of 2024 was primarily due to the same factors as noted above for 2Q24. Refer to the above Change in ECL table for details of the year-to-date change in
ECL.

Manulife Financial Corporation – Second Quarter 2025	8
Core earnings by segment is presented in the table below.

	Quarterly Results			YTD Results
($ millions, unaudited)	2Q25	1Q25	2Q24	2025	2024
Core earnings by segment(1)
Asia	$720	$705	$616	$1,425	$1,242
Canada	419	374	402	793	766
U.S.	194	361	415	555	867
Global Wealth and Asset Management	463	454	386	917	735
Corporate and Other	(70)	(127)	(82)	(197)	(163)
Total core earnings	$1,726	$1,767	$1,737	$3,493	$3,447
(1)2024 quarterly and year-to-date core earnings by segment have been updated to align with the presentation of GMT in 2025. See section A7 “Global Minimum
Taxes (GMT)” for more information.
The table below presents net income attributed to shareholders consisting of core earnings and items excluded from core earnings.

	Quarterly Results			YTD Results
($ millions, unaudited)	2Q25	1Q25	2Q24	2025	2024
Core earnings	$1,726	$1,767	$1,737	$3,493	$3,447
Items excluded from core earnings:
Market experience gains (losses)(1)	113	(1,332)	(665)	(1,219)	(1,444)
Realized gains (losses) on debt instruments	(5)	(781)	(350)	(786)	(1,020)
Derivatives and hedge accounting ineffectiveness	74	(77)	143	(3)	101
Actual less expected long-term returns on public equity	217	(208)	11	9	227
Actual less expected long-term returns on ALDA	(172)	(275)	(450)	(447)	(705)
Other investment results	(1)	9	(19)	8	(47)
Restructuring charge	-	-	-	-	-
Reinsurance transactions, tax-related items and other(2),(3)	(50)	50	(30)	-	(95)
Total items excluded from core earnings	63	(1,282)	(695)	(1,219)	(1,539)
Net income (loss) attributed to shareholders	$1,789	$485	$1,042	$2,274	$1,908
(1)Market experience was a net gain of $113 million in 2Q25, driven by higher-than-expected returns on public equity and gains from derivatives and hedge accounting ineffectiveness, partially offset by lower-than-expected returns on ALDA mainly related to real estate and private equity investments and net realized losses from debt instruments which are classified as FVOCI. Market experience was a net charge of $665 million in 2Q24, primarily driven by lower-than-
expected returns on ALDA mainly related to private equity and real estate investments, net realized losses from the sale of debt instruments which are classified as FVOCI, of which $273 million was related to the transfer of assets with respect to the RGA Canadian Reinsurance Transaction, and losses from unfavourable foreign exchange impacts. These were partially offset by a gain from derivatives and hedge accounting ineffectiveness and a modest gain from higher-than-expected returns on public equity.
(2)The 2Q25 net charge of $50 million was primarily driven by an accounting true-up in Asia. The 2Q24 net charge of $30 million mainly included a charge of $43 million related to the acquisition of CQS, a charge of $42 million related to GMT and a charge of $25 million related to a reinsurance recapture in Asia, partially offset by a gain of $34 million related to the RGA Canadian Reinsurance transaction and other tax-related true-ups of $44 million. See section A7 “Global
Minimum Taxes (GMT)” for more information.
(3)2024 year-to-date comparative has been updated to align with the presentation of GMT in 2025. See section A7 “Global Minimum Taxes (GMT)” for more information.
Net income attributed to shareholders by segment is presented in the following table.

	Quarterly Results			YTD Results
($ millions, unaudited)	2Q25	1Q25	2Q24	2025	2024
Net income (loss) attributed to shareholders by segment
Asia	$830	$624	$582	$1,454	$945
Canada	390	222	79	612	352
U.S.	36	(569)	135	(533)	27
Global Wealth and Asset Management	482	443	350	925	715
Corporate and Other	51	(235)	(104)	(184)	(131)
Total net income attributed to shareholders	$1,789	$485	$1,042	$2,274	$1,908
Expense efficiency ratio
The expense efficiency ratio is a financial measure which we use to measure progress on our strategic priority of expense efficiency and reflects expenses that flow directly through core earnings (“core expenses”). Core expenses include core general expenses, directly attributable maintenance expenses and directly attributable acquisition expenses for products measured using the premium allocation approach (“PAA”) and for other products without a CSM. Core expenses exclude certain expenses directly attributable to acquiring new business that are capitalized into the CSM instead of flowing directly through core earnings.
Our focus on expense efficiency has enabled us to drive the benefits of scale across our businesses. We believe there are further opportunities to leverage our global scale and operating environment, streamline processes and further digitize our business. As a result, in 2024 we updated our medium-term target for the expense efficiency ratio from less than 50% to less than 45%.
1 This is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information.

Manulife Financial Corporation – Second Quarter 2025	9
Quarterly expense efficiency ratio
The expense efficiency ratio was 45.5% in 2Q25, compared with 45.4% in 2Q24. The slight increase in the ratio compared with 2Q24 is attributed to a 3% decrease in pre-tax core earnings1 partially offset by a 3% decrease in core expenses. The reduction in core expenses was primarily a result of disciplined expense management in Global WAM and lower expenses in
Corporate and Other largely due to lower long-term incentive compensation.
As noted above, general expenses are a component of core expenses. Total 2Q25 general expenses decreased 7% on an actual exchange rate basis and 8% on a constant exchange rate basis compared with 2Q24, driven by the items noted above related to the overall increase in core expenses and items excluded from core earnings. General expenses excluded from core earnings were not significant in 2Q25 and primarily consisted of expenses related to the acquisition of CQS in 2Q24.
Year-to-date expense efficiency ratio
The year-to-date expense efficiency ratio was 45.7% in 2025, compared with 45.3% in the same period of 2024. The 0.4 percentage point increase in the year-to-date ratio compared with the same period of 2024 reflects a 2% decrease in year-to-
date pre-tax core earnings and year-to-date core expenses consistent with the same period of 2024. Year-to-date core expenses reflect higher workforce related costs, and the inclusion of an extra quarter of ongoing operating expenses in 2025 related to our acquisition of CQS by Global WAM in 2Q24, offset by disciplined expense management in Global WAM.
General expenses are a component of core expenses. Total year-to-date general expenses in 2025 increased 1% on an actual exchange rate basis and decreased 1% on a constant exchange rate basis compared with the same period of 2024, driven by similar items noted above for year-to-date core expenses, as well as a reallocation of amounts within core expenses from directly attributable maintenance to general expenses, and items excluded from core earnings. Year-to-date general expenses excluded from core earnings were not substantial in 2025, and primarily consisted of expenses related to the acquisition of
CQS in 2024.
A2Business Performance

	Quarterly Results			YTD Results
($ millions, unless otherwise stated) (unaudited)	2Q25	1Q25	2Q24	2025	2024
Asia APE sales	$1,705	$2,027	$1,259	$3,732	$2,540
Canada APE sales	345	491	520	836	970
U.S. APE sales	180	171	128	351	280
Total APE sales(1)	2,230	2,689	1,907	4,919	3,790
Asia new business value(2)	622	657	474	1,279	909
Canada new business value	161	180	159	341	316
U.S. new business value	63	70	58	133	107
Total new business value(1),(2)	846	907	691	1,753	1,332
Asia new business CSM(3)	663	715	478	1,378	969
Canada new business CSM	100	91	76	191	146
U.S. new business CSM	119	101	74	220	171
Total new business CSM(3)	882	907	628	1,789	1,286
Asia CSM net of NCI	15,786	15,904	13,456	15,786	13,456
Canada CSM	4,133	4,052	3,769	4,133	3,769
U.S. CSM	2,386	2,329	3,522	2,386	3,522
Corporate and Other CSM	11	11	11	11	11
Total CSM net of NCI	22,316	22,296	20,758	22,316	20,758
Post-tax CSM net of NCI(2),(4)	18,527	18,524	17,150	18,527	17,150
Global WAM gross flows ($ billions)(1)	43.8	50.3	41.4	94.1	86.9
Global WAM net flows ($ billions)(1)	0.9	0.5	0.1	1.4	6.8
Global WAM assets under management and administration ($ billions)(4)	1,039.0	1,026.3	943.9	1,039.0	943.9
Global WAM total invested assets ($ billions)	10.4	10.0	9.0	10.4	9.0
Global WAM segregated funds net assets ($ billions)	295.5	287.6	270.1	295.5	270.1
Total assets under management and administration ($ billions)(4),(5)	1,608.2	1,603.1	1,481.5	1,608.2	1,481.5
Total invested assets ($ billions)(5)	438.5	445.7	410.6	438.5	410.6
Segregated funds net assets ($ billions)(5)	436.6	428.6	406.1	436.6	406.1
(1)For more information on this metric, see “Non-GAAP and Other Financial Measures” below.
(2)2024 quarterly and year-to-date new business value and post-tax CSM net of NCI have been updated to include the impact of GMT, consistent with 2025. See section A7 “Global Minimum Taxes (GMT)” for more information.
(3)New business CSM is net of NCI.
(4)This item is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information.
(5)See section A4 below for more information.
1  Percentage growth/declines in APE sales and NBV are stated on a constant exchange rate basis.
2  Asia Other excludes Hong Kong and Japan.
3  For more information on this metric, see “Non-GAAP and Other Financial Measures” below. In addition, 2024 NBV margin was updated to include the impact of
GMT, consistent with 2025. See section A7 “Global Minimum Taxes (GMT)” for more information.
4  Percentage growth/declines in organic CSM is stated on a constant exchange rate basis.

Manulife Financial Corporation – Second Quarter 2025	10
Annualized premium equivalent (“APE”) sales were $2.2 billion in 2Q25, an increase of 15%1 compared with 2Q24, new business value (“NBV”) was $846 million in 2Q25, an increase of 20%1 compared with 2Q24 and new business CSM was
$882 million, an increase of 37% compared with 2Q24. New business results by segment were as follows:
•Asia continued to generate strong growth in APE sales, NBV and new business CSM in 2Q25, with an increase of 31%,
28%, and 34%, respectively, compared with 2Q24, reflecting higher sales volumes in Hong Kong and Asia Other.2 NBV margin3 of 40.0% was approximately in line with 2Q24, and increased sequentially compared with the first quarter of 2025
(“1Q25”).
•Canada APE sales decreased 34% in 2Q25, as strong participating life insurance sales were more than offset by the non-
recurrence of a large-case Group Insurance sale in 2Q24. These sales results, combined with a more favourable product mix, drove a 1% increase in NBV. New business CSM increased 32% compared with 2Q24, reflecting the strong sales growth in Individual Insurance.
•U.S. delivered strong new business growth in 2Q25, increasing APE sales, NBV and new business CSM by 40%, 12%
and 59%, respectively, compared with 2Q24, reflecting continued demand for our accumulation insurance products.
Year-to-date APE sales were $4,919 million in 2025, an increase of 26% compared with the same period of 2024, year-to-
date NBV was $1,753 million in 2025, an increase of 27% compared with the same period of 2024 and year-to-date new business CSM was $1,789 million in 2025, an increase of 34% compared with the same period of 2024. New business results by segment were as follows:
•Asia year-to-date APE sales, NBV and new business CSM increased 41%, 35%, and 36%, respectively, in 2025 compared with the same period of 2024, reflecting higher sales volumes in Hong Kong and Asia Other. NBV margin was
39.0% in 2025 compared with 41.3% in the same period of 2024.
•Canada year-to-date APE sales decreased 14% in 2025 compared with the same period of 2024, driven by similar factors as mentioned above for the quarter. These sales results, combined with a more favourable product mix, drove an 8%
increase in year-to-date NBV. New business CSM increased 31% compared with the same period of 2024, reflecting the strong sales growth in Individual Insurance.
•U.S. delivered strong new business growth in 2025, increasing year-to-date APE sales, NBV and new business CSM by
21%, 21% and 24%, respectively, compared with the same period of 2024, reflecting continued demand for our accumulation insurance products.
CSM net of NCI was $22,316 million as at June 30, 2025, an increase of $189 million compared with December 31, 2024.
Organic CSM movement was an increase of $1,162 million in the first half of 2025, representing an 11% growth on an annualized basis4, primarily driven by the impact of new business, interest accretion and net favourable insurance experience, partially offset by amortization recognized in core earnings. Inorganic CSM movement was a decrease of $973 million in the first half of 2025, driven by the unfavourable impacts of changes in foreign currency exchange rates as well as the net impact of both reinsurance transactions and markets.
Global WAM reported net inflows were $0.9 billion in 2Q25 compared with net inflows of $0.1 billion in 2Q24:
•Retirement net inflows of $2.0 billion in 2Q25 increased compared with net outflows of $1.3 billion in 2Q24, reflecting higher retirement plan sales across all geographies and a large-case retirement plan redemption in the U.S. in 2Q24.
•Retail net outflows of $3.2 billion in 2Q25 increased compared with net outflows of $0.1 billion in 2Q24, driven by lower net sales through third-party intermediaries in North America and in money markets funds in mainland China. This is partially offset by higher net sales through our retail wealth platform.
•Institutional Asset Management net inflows of $2.1 billion in 2Q25 increased compared with net inflows of $1.4 billion in
2Q24, driven by lower redemptions in fixed income mandates, partially offset by higher redemptions in equity mandates.
Year-to-date net inflows were $1.4 billion in 2025, compared with net inflows of $6.8 billion in the same period of 2024. The decrease was primarily driven by net outflows in Retail, due to lower net sales through third party intermediaries, partially offset by higher net sales through our retail wealth platform, and higher net outflows in Retirement, due to higher retirement plan redemptions and higher net member withdrawals in North America. This was partially offset by increased net inflows in
Institutional Asset Management, driven by lower redemptions in fixed income mandates.
1  The net redemption of capital instruments consists of the redemption of $1.0 billion of subordinated debt and the issuance of $0.5 billion of subordinated debt in
2Q25.
2  These items are non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information. Post-tax CSM and adjusted book value have been updated to include the impact of GMT, consistent with 2025. See section A7 “Global Minimum Taxes (GMT)” for more information.
3  Includes cash & cash equivalents, comprised of cash on deposit, Canadian and U.S. Treasury Bills and high quality short-term investments, and marketable assets, comprised of investment grade government and agency bonds, investment grade corporate bonds, investment grade securitized instruments, publicly traded common stocks and preferred shares. Included in this balance is $15.6 billion of encumbered cash and cash equivalents and marketable securities as at
June 30, 2025 (December 31, 2024 - $15.6 billion).

Manulife Financial Corporation – Second Quarter 2025	11
A3Financial Strength

	Quarterly Results			YTD Results
(unaudited)	2Q25	1Q25	2Q24	2025	2024
MLI’s LICAT ratio(1)	136%	137%	139%	136%	139%
Financial leverage ratio(2),(3)	23.6%	23.9%	25.0%	23.6%	25.0%
Consolidated capital ($ billions)(3),(4)	$78.0	$80.4	$76.4	$78.0	$76.4
Book value per common share ($)	$24.90	$25.88	$23.71	$24.90	$23.71
Adjusted book value per common share ($)(2),(3)	$35.78	$36.66	$33.32	$35.78	$33.32
(1)This item is disclosed under the Office of the Superintendent of Financial Institutions (“OSFI”) Life Insurance Capital Adequacy Test Public Disclosure
Requirements guideline.
(2)This item is a non-GAAP ratio. See “Non-GAAP and Other Financial Measures” below for more information.
(3)2024 financial leverage ratio, consolidated capital and adjusted book value per common share have been updated to include the impact of GMT, consistent with
2025. See section A7 “Global Minimum Taxes (GMT)” for more information.
(4)This item is a capital management measure. For more information on this metric, see “Non-GAAP and Other Financial Measures” below.
The Life Insurance Capital Adequacy Test (“LICAT”) ratio for The Manufacturers Life Insurance Company (“MLI”) as at
June 30, 2025 was 136% compared with 137% as at March 31, 2025. The decrease was driven by common share buybacks, the net redemption of subordinated debt, and market movements, partially offset by an update from OSFI to lower the capital charge on certain infrastructure assets in Canada.
MFC’s LICAT ratio was 124% as at June 30, 2025 compared with 126% as at March 31, 2025, with the decrease driven by similar factors that impacted the movement in MLI’s LICAT ratio. The difference between the MLI and MFC ratios as at June
30, 2025 was largely due to the $6.3 billion of MFC senior debt outstanding that does not qualify as available capital at the
MFC level but, based on the form it was down-streamed, qualifies as regulatory capital for MLI.
MFC’s financial leverage ratio as at June 30, 2025 was 23.6%, a decrease of 0.3 percentage points from 23.9% as at March
31, 2025. The decrease was driven by the net redemption of capital instruments1 and the impact of a stronger Canadian dollar on foreign currency denominated debt, partially offset by a decrease in total equity. The decrease in total equity was driven mainly by dividends, common share buybacks, and total comprehensive income, which was also impacted by a stronger
Canadian dollar and market movements.
MFC’s consolidated capital was $78.0 billion as at June 30, 2025, a decrease of $1.9 billion compared with $79.9 billion as at December 31, 2024. The decrease was primarily driven by a decrease in total equity and the net redemption of capital instruments, partially offset by higher post-tax CSM2. The decrease in total equity was mainly driven by dividends and common share buybacks, and total comprehensive income, which was also impacted by a stronger Canadian dollar and market movements.
Cash and cash equivalents and marketable securities3 was $260.8 billion as at June 30, 2025 compared with $263.3 billion as at December 31, 2024. The decrease of $2.5 billion was primarily driven by the impact of unfavourable changes in foreign exchange rates, partially offset by the impact of lower interest rates, and growth in equity markets.
Book value per common share as at June 30, 2025 was $24.90, a 3% decrease compared with $25.63 as at December 31,
2024. The number of common shares outstanding was 1,703 million as at June 30, 2025, a net decrease of 26 million shares from 1,729 million as at December 31, 2024, primarily driven by common share buybacks. On February 19, 2025, we announced a new Normal Course Issuer Bid to purchase for cancellation up to 51.5 million shares, representing approximately
3% of outstanding common shares.
Adjusted book value per common share as at June 30, 2025 was $35.78, a 1% decrease compared with $36.25 as at
December 31, 2024, driven by a decrease in the adjusted book value2 and a lower number of common shares outstanding.
Adjusted book value decreased $1.7 billion due to a reduction in total common shareholders’ equity partially offset by an increase in post-tax CSM, net of NCI. The decrease in common shareholders’ equity was mainly driven by dividends and common share buybacks, and total comprehensive income, which was also impacted by a stronger Canadian dollar and market movements.
A4Assets under Management and Administration (“AUMA”)
AUMA as at June 30, 2025 was $1.6 trillion, an increase of 3% compared with December 31, 2024, primarily due to the favourable impact of equity markets, partially offset by the transfer of invested assets related to the RGA U.S. Reinsurance
Transaction. Total invested assets decreased 1% on an actual exchange rate basis, primarily due to the impact of the RGA
U.S. Reinsurance Transaction. Segregated funds net assets were in line on an actual exchange rate basis.
1  The Evident AI Index for Insurance assesses AI maturity across 30 of the most prominent insurance companies in North America and Europe, measuring progress across four key categories: Talent, Innovation, Leadership, and Transparency.
2  Announced in July 2025, based on 2024 new business sales.
3  The Dubai International Financial Centre is a special economic zone in Dubai designed to facilitate financial and business activities in the Middle East, Africa and South Asia region.
4  Maven Clinic, Meet Maven, 2024.

Manulife Financial Corporation – Second Quarter 2025	12
A5Impact of Foreign Currency Exchange Rates
Changes in foreign currency exchange rates from 2Q24 to 2Q25 increased core earnings by $27 million in 2Q25, primarily due to a weaker Canadian dollar relative to the Japanese Yen. Changes in foreign currency exchange rates increased year-to-date core earnings by $105 million in 2025 compared with the same period of 2024, primarily due to a weaker Canadian dollar relative to the U.S. dollar. The impact of foreign currency exchange rates on items excluded from core earnings does not provide relevant information given the nature of those items.
A6Business Highlights
We are embedding AI across our business, accelerating our journey to become a Digital, Customer Leader and earning the top spot for AI maturity in our industry
In Global WAM, we launched an AI-powered sales enablement solution in U.S. Retirement, delivering real-time insights and personalized content to enhance our sales operation and productivity, improve our sales close ratio, and drive revenue growth.
This doubled the number of sales opportunities compared with 2Q24 and reduced the time spent on information searches by over 50%.
In Asia, we rolled out VOICE in Singapore and Japan, a multi-signal dashboard that includes call trend analysis, net sentiment scores, topic trends and deep dive insights from call center transcripts. VOICE utilizes GenAI to categorize data, find correlations, and customize insights by analyzing near real-time trends from customer interactions. These insights help us to better understand customer sentiment and key interests, enhance services, improve training, and identify opportunities to better deliver value to our customers.
In the U.S., we launched a GenAI functionality in long-term care (“LTC”) to enhance automated claims processing to strengthen the value of our LTC business and provide insights for future innovations.
In Canada, we launched an end-to-end digital travel insurance platform that modernizes the distributor experience and simplifies the purchasing process for Canadians and their families.
We were ranked first in the life insurance sector for AI maturity in the inaugural Evident AI Index for Insurance1, ranking in the top five across the insurance industry overall. Our strong performance, particularly around Leadership and Transparency, is a testament to the multi-year investments in AI across the Company, reflecting our capability in scaling AI effectively.
We continue to strengthen our distribution capabilities and expand product offerings to meet evolving customer needs
In Asia, we demonstrated the strength of our agency force with a 23% year-over-year increase in the number of Million Dollar
Round Table (“MDRT”) members for Manulife Asia, positioning us as the third largest globally in 2025 MDRT membership.2
In addition, we became the first international life insurer to establish an office in the Dubai International Financial Centre3 dedicated to advising on and offering life insurance contracts to high-net-worth (“HNW”) customers. This strategic move deepens our presence in the Middle East and enhances our ability to address the growing wealth and protection needs of
HNW and ultra-HNW individuals in the region.
In Global WAM, we continued to deliver comprehensive investment solutions by expanding our Global Retail product lineup with the launch of a diversified real assets strategy in Malaysia to help investors navigate market volatility. In addition, we introduced four new actively managed ETF series in Canada, enhancing access to diversified equity and fixed income exposures, to meet evolving investor needs.
Furthermore, we enhanced the Manulife iFUNDS platform, making it the first integrated digital wealth solution in Singapore that offers advisors a unified view of clients’ Unit Trust and Investment-Linked Plan (“ILP”) holdings. By integrating these into a single platform and incorporating AI-powered ILP analytics capabilities, the enhancements streamline portfolio oversight, accelerate transaction execution, and empower advisors to deliver more personalized and insightful financial guidance.
In Canada, we partnered with Maven Clinic, the world’s largest virtual clinic for women’s and family health4, to offer eligible
Group Benefits members 24/7 virtual access to personalized support during some of their most important stages of life, including fertility, maternity, parenting, and menopause. This initiative addresses critical care gaps that impact women’s health and workforce participation.
In the U.S., we expanded our wholesaling team to pursue more targeted growth strategies and accelerate our penetration within the U.S. HNW and mass affluent markets.

Manulife Financial Corporation – Second Quarter 2025	13
A7Global Minimum Taxes (“GMT”)
On June 20, 2024, the Canadian government passed the Global Minimum Tax Act into law. Canada’s GMT is applied retroactively to fiscal periods commencing on or after December 31, 2023.
Impact of GMT on net income attributed to shareholders and core earnings
As additional local jurisdictions are expected to enact the GMT in 2025, GMT is now recognized in net income in the reporting segments whose earnings are subject to this tax. GMT is reported in both core earnings and items excluded from core earnings in line with our definition of core earnings in section E3 “Non-GAAP and Other Financial Measures” below. As items excluded from core earnings are presented on a post-tax basis, each line will now include the appropriate impact of GMT.
In 2024, the impact of GMT was recognized in the Corporate and Other segment. To improve the comparability of core earnings between 2025 and 2024, we have updated 2024 quarterly core earnings to reallocate GMT from the Corporate and
Other segment to the segment whose core earnings are subject to this tax. This update includes a reallocation of 1Q24 GMT, previously reported in 2Q24 items excluded from core earnings, to 1Q24 core earnings. There is no impact to our 2024 quarterly net income attributed to shareholders by segment or reporting period. The impact of the reallocation of GMT between segments and by quarter was offset by an equal amount in items excluded from core earnings in the segments. This offset is reported in the reinsurance transaction, tax-related items and other line. In total, with these updates, we continue to record total GMT expense of $231 million in 2024, however $208 million is now reported in core earnings and $23 million is now reported in items excluded from core earnings.
As a result of the update to core earnings, we have also updated the following 2024 non-GAAP measures:
•core ROE
•core EPS
•core earnings available to common shareholders
•common share dividend core payout ratio
•highest potential business core earnings contribution
Impact of GMT on other financial measures
GMT also impacts additional metrics reported on a post-tax basis. In 2025, we have included the impact of GMT in these measures and we have updated 2024 comparatives to include the impact of GMT.
The following non-GAAP financial measures and non-GAAP ratios have been updated:
•Post-tax CSM and post-tax CSM net of NCI
•Adjusted book value and Adjusted book value per common share
•Financial leverage ratio
The following other financial measures have been updated:
•consolidated capital
•NBV and NBV margin

Manulife Financial Corporation – Second Quarter 2025	14
BPERFORMANCE BY SEGMENT
B1Asia

($ millions, unless otherwise stated)	Quarterly Results			YTD Results
Canadian dollars	2Q25	1Q25	2Q24	2025	2024
Profitability:
Net income attributed to shareholders	$830	$624	$582	$1,454	$945
Core earnings(1)	720	705	616	1,425	1,242
Business performance:
Annualized premium equivalent sales	1,705	2,027	1,259	3,732	2,540
New business value	622	657	474	1,279	909
New business contractual service margin	663	715	478	1,378	969
Contractual service margin net of NCI	15,786	15,904	13,456	15,786	13,456
Assets under management ($ billions)(2)	202.5	200.3	174.6	202.5	174.6
Total invested assets ($ billions)	173.3	171.7	148.2	173.3	148.2
Segregated funds net assets ($ billions)	29.2	28.6	26.4	29.2	26.4

U.S. dollars
Profitability:
Net income attributed to shareholders	US$600	US$435	US$424	US$1,035	US$694
Core earnings(1)	520	492	449	1,012	914
Business performance:
Annualized premium equivalent sales	1,233	1,412	920	2,645	1,870
New business value	451	457	346	908	669
New business contractual service margin	480	498	349	978	713
Contractual service margin net of NCI	11,568	11,051	9,825	11,568	9,825
Assets under management ($ billions)(2)	148.4	139.2	127.5	148.4	127.5
Total invested assets ($ billions)	127.0	119.3	108.2	127.0	108.2
Segregated funds net assets ($ billions)	21.4	19.9	19.3	21.4	19.3
(1)See “Non-GAAP and Other Financial Measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders.
(2)This item is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information.
Asia’s net income attributed to shareholders was $830 million in 2Q25 compared with $582 million in 2Q24. Net income attributed to shareholders is comprised of core earnings, which were $720 million in 2Q25 compared with $616 million in
2Q24, and items excluded from core earnings, which amounted to a net gain of $110 million in 2Q25 compared with a net charge of $34 million in 2Q24. See section E3 “Non-GAAP and Other Financial Measures” below, for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders and section A1 “Profitability” above, for explanations of the items excluded from core earnings. The change in core earnings expressed in Canadian dollars was due to the factors described below. In addition, the change in core earnings reflected a net $20 million favourable impact due to changes in various foreign currency exchange rates versus the Canadian dollar.
Expressed in U.S. dollars, the presentation currency of the segment, net income attributed to shareholders was US$600 million in 2Q25 compared with US$424 million in 2Q24. Core earnings were US$520 million in 2Q25 compared with US$449 million in 2Q24, and items excluded from core earnings were a net gain of US$80 million in 2Q25 compared with a net charge of US$25 million in 2Q24.
Core earnings in 2Q25 increased 13% compared with 2Q24, driven by an increase in expected earnings on insurance contracts and higher expected investment earnings, both reflecting business growth, favourable claims experience and improved impact of new business, partially offset by an increase in the ECL provision in 2Q25 compared with a release in
2Q24. Investment income on allocated capital also increased core earnings by US$16 million on a pre-tax basis compared with 2Q24.
Year-to-date net income attributed to shareholders was US$1,035 million in 2025 compared with US$694 million in the same period of 2024. Year-to-date core earnings were US$1,012 million in 2025, an increase of 10% compared with US$914 million in 2024, driven by similar factors as noted above for the quarter. Investment income on allocated capital also increased year-
to-date core earnings by US$30 million in 2025 on a pre-tax basis compared with the same period of 2024. In addition, the GA
Reinsurance Transaction reduced year-to-date core earnings by US$8 million in 2025 compared with the same period of 2024.
Items excluded from year-to-date core earnings were a net gain of US$23 million in 2025 compared with a net charge of
US$220 million in the same period of 2024. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of year-to-date core earnings to year-to-date net income (loss) attributed to shareholders. Expressed in
Canadian dollars, year-to-date core earnings reflected a net $57 million favourable impact of changes in various foreign currency exchange rates versus the Canadian dollar.
1  Announced in July 2025, based on 2024 new business sales.
2  The Dubai International Financial Centre is a special economic zone in Dubai designed to facilitate financial and business activities in the Middle East, Africa and South Asia region.

Manulife Financial Corporation – Second Quarter 2025	15
APE sales were US$1,233 million in 2Q25, an increase of 31% compared with 2Q24, driven by growth in Hong Kong and Asia
Other, partially offset by lower sales in Japan. NBV of US$451 million in 2Q25 increased 28% compared with 2Q24, driven by higher sales volumes, partially offset by business mix. NBV margin was 40.0% in 2Q25 compared with 41.0% in 2Q24 and
38.1% in 1Q25. New business CSM of US$480 million in 2Q25 increased 34% compared with the same period of 2Q24 reflecting higher sales volumes. Year-to-date APE sales of US$2,645 million in 2025 increased 41% compared with the same period of 2024, driven by strong sales across all channels in Hong Kong, higher agency and bancassurance sales in Asia
Other, and higher broker and bancassurance sales in Japan. Year-to-date NBV of US$908 million in 2025 increased 35%
compared with the same period of 2024, driven by higher sales volumes, partially offset by business mix. Year-to-date new business CSM of US$978 million in 2025 increased 36% compared with the same period of 2024, driven by higher sales volumes, partially offset by business mix.
•Hong Kong APE sales of US$512 million in 2Q25 increased 66% compared with 2Q24, reflecting higher sales across all channels driven by strong growth in sales of savings and health and protection products to both mainland Chinese visitor and domestic customers. Hong Kong NBV of US$242 million in 2Q25 increased 49% compared with 2Q24, driven by higher sales volumes, partially offset by a shift in mix towards savings products. The NBV margin of 47.3% in 2Q25 decreased 5.5 and 2.6 percentage points compared with 2Q24 and 1Q25, respectively, reflecting changes in product mix.
Hong Kong new business CSM of US$207 million in 2Q25 increased 42% compared with 2Q24, driven by higher sales volumes, partially offset by product mix.
•Japan APE sales of US$94 million in 2Q25 decreased 14% compared with 2Q24 due to lower sales of savings products compared with strong sales in 2Q24. Japan NBV of US$32 million in 2Q25 decreased 47% compared with 2Q24, driven by product mix and lower sales volumes. The NBV margin of 33.8% in 2Q25 decreased 21.2 percentage points compared with 2Q24. Japan new business CSM of US$53 million in 2Q25 decreased 24% compared with 2Q24, driven by lower sales volumes and product mix.
•Asia Other APE sales of US$627 million in 2Q25 increased 21% compared with 2Q24, driven by higher sales in mainland
China bancassurance and agency channels, and across all channels in Singapore. Asia Other NBV of US$177 million in
2Q25 increased 35% compared with 2Q24, driven by higher sales volumes and product mix. The NBV margin of 34.0% in
2Q25 increased 4.6 percentage points compared with 2Q24. Asia Other new business CSM of US$220 million in 2Q25 increased 56% compared with 2Q24, driven by product mix and higher sales volumes.
CSM net of NCI was US$11,568 million as at June 30, 2025, an increase of US$761 million compared with December 31,
2024. Organic CSM movement was an increase of US$613 million in the first half of 2025, driven by the impact of new business, interest accretion and a net increase in insurance experience, partially offset by amortization recognized in core earnings. Inorganic CSM movement was an increase of US$148 million in the first half of 2025, largely driven by the impact of interest rate movement and weakening of the U.S. dollar against most Asian currencies.
Assets under management of US$148.4 billion as at June 30, 2025, an increase of 7% compared with December 31, 2024, driven by the impact of lower interest rates and favourable equity market performance on invested assets and segregated funds net assets.
Business highlights – In 2Q25, we:
•Demonstrated the strength of our agency force with a 23% year-over-year increase in the number of Million Dollar Round
Table (“MDRT”) members for Manulife Asia, positioning us as the third largest globally in 2025 MDRT membership1;
•Became the first international life insurer to establish an office in the Dubai International Financial Centre2 dedicated to advising on and offering life insurance contracts to high-net-worth (“HNW”) customers. This strategic move deepens our presence in the Middle East and enhances our ability to address the growing wealth and protection needs of HNW and ultra-HNW individuals in the region;
•Rolled out VOICE in Singapore and Japan, a multi-signal dashboard that includes call trend analysis, net sentiment scores, topic trends and deep dive insights from call center transcripts. VOICE utilizes GenAI to categorize data, find correlations, and customize insights by analyzing near real-time trends from customer interactions. These insights help us to better understand customer sentiment and key interests, enhance services, improve training, and identify opportunities to better deliver value to our customers; and,
•Further delivered on our commitment to helping our customers live healthier. In the Philippines, we entered the individual medical reimbursement insurance market with the launch of Medical Secure. This product covers medical expenses of our customers, while also providing them with cashless access to quality healthcare through a nationwide network of accredited healthcare providers.

Manulife Financial Corporation – Second Quarter 2025	16
B2Canada

	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	2Q25	1Q25	2Q24	2025	2024
Profitability:
Net income attributed to shareholders	$390	$222	$79	$612	$352
Core earnings(1)	419	374	402	793	766
Business performance:
Annualized premium equivalent sales	345	491	520	836	970
Contractual service margin	4,133	4,052	3,769	4,133	3,769
Manulife Bank average net lending assets ($ billions)(2)	27.6	26.9	25.7	27.4	25.7
Assets under management ($ billions)	148.8	148.7	140.1	148.8	140.1
Total invested assets ($ billions)	111.2	111.3	103.5	111.2	103.5
Segregated funds net assets ($ billions)	37.6	37.4	36.6	37.6	36.6
(1)See “Non-GAAP and Other Financial Measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders.
(2)This item is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information.
Canada’s net income attributed to shareholders was $390 million in 2Q25 compared with $79 million in 2Q24. Net income attributed to shareholders is comprised of core earnings, which were $419 million in 2Q25 compared with $402 million in
2Q24, and items excluded from core earnings, which amounted to a net charge of $29 million in 2Q25 compared with a net charge of $323 million in 2Q24. See section E3 “Non-GAAP and Other Financial Measures” below, for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders and section A1 “Profitability” above, for explanations of the items excluded from core earnings.
Core earnings in 2Q25 increased $17 million or 4% compared with 2Q24, reflecting business growth in Group Insurance, higher expected investment earnings, and an increase in CSM amortization, partially offset by a release in the provision for
ECL in 2Q24 and less favourable claims experience in Group Insurance. In addition, the RGA Canadian Reinsurance
Transaction reduced core earnings by $9 million in 2Q25 compared with 2Q24. Investment income on allocated capital also reduced core earnings by $7 million on a pre-tax basis compared with 2Q24.
Year-to-date net income attributed to shareholders was $612 million in 2025 compared with $352 million in the same period of
2024. Year-to-date core earnings were $793 million in 2025 compared with $766 million in the same period of 2024. The increase in year-to-date core earnings of $27 million or 4% reflected business growth in Group Insurance, improved insurance experience in Individual Insurance, and higher expected investment earnings, partially offset by an increase in the provision for
ECL in 2025 compared with a release in the same period of 2024 and less favourable insurance experience in Group
Insurance. In addition, the RGA Canadian Reinsurance Transaction also reduced year-to-date core earnings by $13 million in
2025 compared with the same period of 2024. Investment income on allocated capital also reduced year-to-date core earnings by $14 million on a pre-tax basis compared with the same period of 2024. Items excluded from year-to-date core earnings were a net charge of $181 million in 2025 compared with a net charge of $414 million for the same period of 2024. See section
E3 “Non-GAAP and other financial measures” below, for a reconciliation of year-to-date core earnings to year-to-date net income (loss) attributed to shareholders.
APE sales of $345 million in 2Q25 decreased $175 million, or 34%, compared with 2Q24.
•Individual Insurance APE sales of $152 million in 2Q25 increased $43 million, or 39%, compared with 2Q24, primarily due to higher participating life insurance sales.
•Group Insurance APE sales of $136 million in 2Q25 decreased $216 million or 61% compared with 2Q24, driven by the non-recurrence of a large-case sale in 2Q24.
•Annuities APE sales of $57 million in 2Q25 decreased $2 million, or 3% compared with 2Q24, primarily due to lower fixed annuity sales.
Year-to-date APE sales were $836 million in 2025, $134 million or 14% lower compared with the same period of 2024, primarily due to the non-recurrence of a large-case sale in Group Insurance in 2Q24, partially offset by higher participating life insurance sales.
CSM was $4,133 million as at June 30, 2025, representing an increase of $24 million compared with December 31, 2024.
Organic CSM movement was an increase of $62 million in the first half of 2025, driven by the impact of new business and interest accretion, partially offset by amortization recognized in core earnings. Inorganic CSM movement was a decrease of
$38 million in the first half of 2025, primarily related to the unfavourable year-to-date impacts of interest rates, partially offset by the impact of amendments to reinsurance treaties in 2Q25 and favourable year-to-date equity market experience.
Manulife Bank average net lending assets were $27.6 billion for the quarter ending June 30, 2025, up $1.1 billion, or 4%, compared with the quarter ending December 31, 2024, driven by business growth.
Assets under management were $148.8 billion as at June 30, 2025, an increase of $3.5 billion, or 2%, compared with
December 31, 2024, due to higher total invested assets from business growth, partially offset by the net unfavourable impact from interest rates and equity markets.
1 Maven Clinic, Meet Maven, 2024.

Manulife Financial Corporation – Second Quarter 2025	17
Business highlights – In 2Q25, we:
•Partnered with Maven Clinic, the world’s largest virtual clinic for women’s and family health1, to offer eligible Group
Benefits members 24/7 virtual access to personalized support during some of their most important stages of life, including fertility, maternity, parenting, and menopause. This initiative addresses critical care gaps that impact women’s health and workforce participation; and
•Launched an end-to-end digital travel insurance platform that modernizes the distributor experience and simplifies the purchasing process for Canadians and their families.
B3U.S.

($ millions, unless otherwise stated)	Quarterly Results			YTD Results
Canadian dollars	2Q25	1Q25	2Q24	2025	2024
Profitability:
Net income (loss) attributed to shareholders	$36	$(569)	$135	$(533)	$27
Core earnings(1)	194	361	415	555	867
Business performance:
Annualized premium equivalent sales	180	171	128	351	280
Contractual service margin	2,386	2,329	3,522	2,386	3,522
Assets under management ($ billions)	194.3	200.9	203.4	194.3	203.4
Total invested assets ($ billions)	120.0	125.8	130.4	120.0	130.4
Segregated funds invested net assets ($ billions)	74.3	75.1	73.0	74.3	73.0

U.S. dollars
Profitability:
Net income (loss) attributed to shareholders	US$26	US$(397)	US$98	US$(371)	US$18
Core earnings(1)	141	251	303	392	638
Business performance:
Annualized premium equivalent sales	130	120	93	250	206
Contractual service margin	1,748	1,618	2,572	1,748	2,572
Assets under management ($ billions)	142.4	139.6	148.6	142.4	148.6
Total invested assets ($ billions)	87.9	87.4	95.3	87.9	95.3
Segregated funds invested net assets ($ billions)	54.5	52.2	53.3	54.5	53.3
(1)See “Non-GAAP and Other Financial Measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders.
U.S.’s net income attributed to shareholders was $36 million in 2Q25 compared with $135 million in 2Q24. Net income
(loss) attributed to shareholders is comprised of core earnings, which were $194 million in 2Q25 compared with $415 million in
2Q24, and items excluded from core earnings, which amounted to a net charge of $158 million in 2Q25 compared with a net charge of $280 million in 2Q24. See section E3 “Non-GAAP and Other Financial Measures” below, for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders and section A1 “Profitability” above, for explanations of the items excluded from core earnings. The change in core earnings expressed in Canadian dollars was due to the factors described below. In addition, the change in core earnings reflected a $2 million favourable impact from the strengthening of the
U.S. dollar compared with the Canadian dollar.
Expressed in U.S. dollars, the functional currency of the segment, net income attributed to shareholders was US$26 million in
2Q25 compared with US$98 million in 2Q24. Core earnings were US$141 million in 2Q25 compared with US$303 million in
2Q24 and items excluded from core earnings were a net charge of US$115 million in 2Q25 compared with a net charge of
US$205 million in 2Q24.
Core earnings in 2Q25 decreased US$162 million or 53% compared with 2Q24 reflecting unfavourable life insurance claims experience from elevated mortality on policies with high face value, lower expected investment earnings, an increase in the
ECL provision, and the net impact of the 2024 annual review of actuarial methods and assumptions, which impacted expected investment earnings and insurance service result. Investment income on allocated capital also reduced core earnings by
US$13 million on a pre-tax basis compared with 2Q24. The RGA U.S. Reinsurance Transaction reduced core earnings by
US$7 million in 2Q25 compared with 2Q24, attributable to the impact on expected investment earnings and the expected earnings on insurance contracts.
Year-to-date net loss attributed to shareholders was US$371 million in 2025 compared with year-to-date net income attributed to shareholders of US$18 million in the same period of 2024. Year-to-date core earnings were US$392 million in 2025 compared with US$638 million in the same period of 2024. Year-to-date core earnings decreased US$246 million mainly due to similar factors as noted above for the quarter, and improved lapse experience. Investment income on allocated capital also reduced year-to-date core earnings by US$27 million on a pre-tax basis in 2025 compared with 2024. The RGA U.S.
Reinsurance Transaction reduced year-to-date core earnings by US$8 million in 2025 compared with 2024, attributable to the impact on expected investment earnings, the expected earnings on insurance contracts, and the change in ECL. In addition,

Manulife Financial Corporation – Second Quarter 2025	18
the GA Reinsurance Transaction increased year-to-date core earnings by US$5 million in 2025 compared with 2024. Items excluded from year-to-date core earnings were a net charge of US$763 million in 2025 compared with a net charge of US$620 million for the same period of 2024. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of year-to-date core earnings to year-to-date net income (loss) attributed to shareholders. Expressed in Canadian dollars, year-
to-date core earnings reflected a $24 million favourable impact of strengthening of the U.S. dollar compared with the Canadian dollar.
APE sales of US$130 million in 2Q25 increased 40% compared with 2Q24, primarily reflecting continued demand for our accumulation insurance products. Year-to-date APE sales in 2025 of US$250 million increased 21% compared with the same period of 2024 for the reason stated above.
CSM was US$1,748 million as at June 30, 2025, an increase of US$33 million compared with December 31, 2024. Organic
CSM movement was an increase of US$165 million in the first half of 2025, driven by the impact of new business, net favourable insurance experience and interest accretion, partially offset by amortization recognized in core earnings. The net favourable insurance experience was mainly due to claims and lapse experience in long-term care. Inorganic CSM movement was a decrease of US$132 million in the first half of 2025 due to the RGA U.S. Reinsurance Transaction in 1Q25, partially offset by favourable year-to-date market impacts from equity market experience.
Assets under management were US$142.4 billion as at June 30, 2025, a decrease of 4% or US$6.6 billion compared with
December 31, 2024. The decrease was largely due to the transfer of invested assets related to the RGA U.S. Reinsurance
Transaction, partially offset by the net impact from interest rates and equity markets on both total invested assets and segregated funds net assets.
Business highlights – In 2Q25, we:
•Expanded our wholesaling team to pursue more targeted growth strategies and accelerate our penetration within the U.S.
HNW and mass affluent markets;
•Advanced our mission to help our customers live longer, healthier, and better lives by offering eligible John Hancock
Vitality members access to continuous glucose monitoring technology and dietitian support. Combined, these tools enable real-time glucose tracking and insights, empowering users to optimize diet, exercise, and lifestyle choices – another addition to our growing suite of offerings that help our customers proactively manage their health; and
•Launched a GenAI functionality in long-term care (“LTC”) to enhance automated claims processing to strengthen the value of our LTC business and provide insights for future innovations.
B4Global Wealth and Asset Management

	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	2Q25	1Q25	2Q24	2025	2024
Profitability:
Net income attributed to shareholders	$482	$443	$350	$925	$715
Core earnings(1)	463	454	386	917	735
Core EBITDA(2)	623	608	513	1,231	990
Core EBITDA margin (%)(3)	30.1%	28.4%	26.3%	29.2%	25.9%
Business performance:
Sales
Wealth and asset management gross flows	43,831	50,274	41,442	94,105	86,886
Wealth and asset management net flows	946	489	82	1,435	6,805
Assets under management and administration ($ billions)	1,039.0	1,026.3	943.9	1,039.0	943.9
Total invested assets ($ billions)	10.4	10.0	9.0	10.4	9.0
Segregated funds net assets ($ billions)	295.5	287.6	270.1	295.5	270.1
Global WAM managed AUMA ($ billions)(2)	1,261.7	1,251.4	1,155.7	1,261.7	1,155.7
Average assets under management and administration ($ billions)	1,005.3	1,041.1	933.1	1,022.4	916.7
(1)See “Non-GAAP and Other Financial Measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders.
(2)This item is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information.
(3)This item is a non-GAAP ratio. See “Non-GAAP and Other Financial Measures” below for more information.
Global WAM’s net income attributed to shareholders was $482 million in 2Q25 compared with $350 million in 2Q24. Net income attributed to shareholders is comprised of core earnings, which were $463 million in 2Q25 compared with $386 million in 2Q24, and items excluded from core earnings, which amounted to a net gain of $19 million in 2Q25 compared with a net charge of $36 million in 2Q24. See section E3 “Non-GAAP and Other Financial Measures” below, for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders and section A1 “Profitability” above, for explanations of the items excluded from core earnings.
Core earnings increased $77 million, or 19%, compared with 2Q24, driven by an increase in net fee income from higher average AUMA resulting from the favourable impact of markets over the past 12 months and net inflows, higher performance fees in Institutional Asset Management as well as disciplined expense management. This is partially offset by the impact of lower fee spreads and higher taxes.

Manulife Financial Corporation – Second Quarter 2025	19
Core EBITDA was $623 million in 2Q25, an increase of 21% compared with 2Q24, and core EBITDA margin was 30.1% in
2Q25, an increase of 380 basis points compared with 2Q24, both driven by similar factors as mentioned above. See section
E3 “Non-GAAP and Other Financial Measures” below, for more information on core EBITDA and core EBITDA margin.
Year-to-date net income attributed to shareholders was $925 million in 2025 compared with $715 million in the same period of
2024, and year-to-date core earnings were $917 million in 2025 compared with $735 million in the same period of 2024. The increase in year-to-date core earnings of $182 million or 22% was primarily driven by similar factors as noted above for the quarter. Items excluded from year-to-date core earnings were a net gain of $8 million in 2025 compared with a net charge of
$20 million in the same period of 2024. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of year-to-date core earnings to year-to-date net income (loss) attributed to shareholders.
Year-to-date core EBITDA was $1,231 million in 2025, an increase of 21% compared with the same period of 2024 and core
EBITDA margin was 29.2% in 2025, an increase of 330 bps compared with the same period of 2024, both driven by the similar factors as noted above for the quarter. See section E3 “Non-GAAP and other financial measures” below, for additional information on year-to-date core EBITDA and year-to-date core EBITDA margin.
Net inflows were $0.9 billion in 2Q25 compared with net inflows of $0.1 billion in 2Q24. By business line, the results were:
•Retirement net inflows of $2.0 billion in 2Q25 increased compared with net outflows of $1.3 billion in 2Q24, reflecting higher retirement plan sales across all geographies and a large-case retirement plan redemption in the U.S. in 2Q24.
•Retail net outflows of $3.2 billion in 2Q25 increased compared with net outflows of $0.1 billion in 2Q24, driven by lower net sales through third-party intermediaries in North America and in money markets funds in mainland China. This is partially offset by higher net sales through our retail wealth platform.
•Institutional Asset Management net inflows of $2.1 billion in 2Q25 increased compared with net inflows of $1.4 billion in
2Q24, driven by lower redemptions in fixed income mandates, partially offset by higher redemptions in equity mandates.
Year-to-date net inflows were $1.4 billion in 2025, compared with net inflows of $6.8 billion in the same period of 2024. The decrease was primarily driven by net outflows in Retail, due to lower net sales through third party intermediaries, partially offset by higher net sales through our retail wealth platform, and higher net outflows in Retirement, due to higher retirement plan redemptions and higher net member withdrawals in North America. This was partially offset by increased net inflows in
Institutional Asset Management, driven by lower redemptions in fixed income mandates.
Assets under management and administration of $1,039.0 billion as at June 30, 2025 increased 4% compared with
December 31, 2024. The increase was primarily driven by the favourable impact of equity markets and year-to-date net inflows. As at June 30, 2025, Global WAM also managed $222.7 billion in assets for the Company’s other reporting segments.
Including those assets, AUMA managed by Global WAM were $1,261.7 billion compared with $1,257.8 billion as at December
31, 2024.
Segregated funds net assets were $295.5 billion as at June 30, 2025, an increase of 1% compared with December 31, 2024 on an actual exchange rate basis, driven by strong equity markets.
Business highlights – In 2Q25, we:
•Continued to deliver comprehensive investment solutions by expanding our Global Retail product lineup with the launch of a diversified real assets strategy in Malaysia to help investors navigate market volatility. In addition, we introduced four new actively managed ETF series in Canada, enhancing access to diversified equity and fixed income exposures, to meet evolving investor needs;
•Enhanced the Manulife iFUNDS platform, making it the first integrated digital wealth solution in Singapore that offers advisors a unified view of clients’ Unit Trust and Investment-Linked Plan (“ILP”) holdings. By integrating these into a single platform and incorporating AI-powered ILP analytics capabilities, the enhancements streamline portfolio oversight, accelerate transaction execution, and empower advisors to deliver more personalized and insightful financial guidance;
and
•Launched an AI-powered sales enablement solution in U.S. Retirement, delivering real-time insights and personalized content to enhance our sales operation and productivity, improve our sales close ratio, and drive revenue growth. This doubled the number of sales opportunities compared with 2Q24 and reduced the time spent on information searches by over 50%.
We have further advanced our preparation for transitioning to the new eMPF platform in Hong Kong. The Mandatory Provident
Fund (“MPF”) Schemes Authority is transitioning all trustees in the market to a new platform that will centralize and digitalize all
MPF schemes’ administrative processes, allowing users to manage their MPF accounts online. Thus far the MPF Schemes
Authority has transitioned more than half of trustees and Manulife is expected to commence its onboarding in the fourth quarter of 2025. While this transition is expected to reduce our quarterly core earnings run rate by approximately US$25 million, our market leading MPF business will remain a driver of long-term growth.

Manulife Financial Corporation – Second Quarter 2025	20
B5Corporate and Other

	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	2Q25	1Q25	2Q24	2025	2024
Net income attributed to shareholders	$51	$(235)	$(104)	$(184)	$(131)
Core earnings (loss)(1)	(70)	(127)	(82)	(197)	(163)
(1)See “Non-GAAP and Other Financial Measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders.
Corporate and Other is comprised of investment performance on assets backing capital, net of amounts allocated to operating segments; financing costs; costs incurred by the corporate office related to shareholder activities (not allocated to the operating segments); our Property and Casualty (“P&C”) Reinsurance business; as well as our run-off reinsurance operation including variable annuities and accident and health. In addition, for segment reporting purposes, consolidations and eliminations of transactions between operating segments are also included in Corporate and Other earnings.
Corporate and Other reported net income attributed to shareholders of $51 million in 2Q25 compared with a net loss attributed to shareholders of $104 million in 2Q24. Net income (loss) attributed to shareholders is comprised of core earnings, which was a core loss of $70 million in 2Q25 compared with a core loss of $82 million in 2Q24, and the items excluded from core earnings (loss) which amounted to a net gain of $121 million in 2Q25 compared with a net charge of $22 million in 2Q24. See section E3 “Non-GAAP and Other Financial Measures” below, for a reconciliation of quarterly core earnings to net income
(loss) attributed to shareholders and section A1 “Profitability” above, for explanations of the items excluded from core earnings.
The $12 million increase in core earnings was primarily due to lower long-term incentive compensation, partially offset by higher interest on capital allocated to operating segments.
The year-to-date net loss attributed to shareholders was $184 million in 2025 compared with a net loss attributed to shareholders of $131 million in the same period of 2024. The year-to-date core loss was $197 million in 2025 compared with a core loss of $163 million in the same period of 2024. The increase in the year-to-date core loss of $34 million was primarily driven by a $43 million post-tax charge for estimated losses from the California wildfires in our P&C Reinsurance business and higher interest on capital allocated to operating segments, partially offset by lower long-term incentive compensation. Items excluded from the year-to-date core loss were a net gain of $13 million in 2025 compared with a net gain of $32 million in the same period of 2024. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of year-to-date core earnings to year-to-date net income (loss) attributed to shareholders.

Manulife Financial Corporation – Second Quarter 2025	21
CRISK MANAGEMENT AND RISK FACTORS UPDATE
This section provides an update to our risk management practices and risk factors outlined in the 2024 MD&A. Text and tables in this section of the MD&A represent our disclosure on insurance, market, and liquidity risk in accordance with IFRS 7
“Financial Instruments – Disclosures”. Disclosures in accordance with IFRS 7 are identified by a vertical line in the left margin of each page. The identified text and tables represent an integral part of our unaudited Interim Consolidated Financial
Statements.
C1Variable Annuity and Segregated Fund Guarantees
As described in the MD&A in our 2024 Annual Report, guarantees on variable annuity products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees. Variable annuity and segregated fund guarantees are contingent and only payable upon the occurrence of the relevant event, if fund values at that time are below guarantee values. Depending on future equity market levels, liabilities on current in-force business would be due primarily in the period from 2025 to 2045.
We seek to mitigate a portion of the risks embedded in our retained (i.e. net of reinsurance) variable annuity and segregated fund guarantee business through the combination of our dynamic and macro hedging strategies (see section C3 “Publicly
Traded Equity Performance Risk Sensitivities and Exposure Measures” below).The table below shows selected information regarding the Company’s variable annuity and segregated fund investment-related guarantees gross and net of reinsurance.
Variable annuity and segregated fund guarantees, net of reinsurance

As at	June 30, 2025			December 31, 2024
($ millions)	Guarantee value(1)	Fund value	Net amount at risk(1),(2),(3)	Guarantee value(1)	Fund value	Net amount at risk(1),(2),(3)
Guaranteed minimum income benefit	$3,292	$2,548	$811	$3,628	$2,780	$918
Guaranteed minimum withdrawal benefit	30,875	31,375	3,023	33,473	33,539	3,339
Guaranteed minimum accumulation benefit	18,903	19,192	23	18,987	19,097	70
Gross living benefits(4)	53,070	53,115	3,857	56,088	55,416	4,327
Gross death benefits(5)	8,072	19,168	540	8,612	19,851	644
Total gross of reinsurance	61,142	72,283	4,397	64,700	75,267	4,971
Living benefits reinsured	21,478	22,092	2,695	23,768	23,965	3,016
Death benefits reinsured	3,133	2,588	223	3,430	2,776	289
Total reinsured	24,611	24,680	2,918	27,198	26,741	3,305
Total, net of reinsurance	$36,531	$47,603	$1,479	$37,502	$48,526	$1,666
(1)Guarantee Value and Net Amount at Risk in respect of guaranteed minimum withdrawal business in Canada and the U.S. reflect the time value of money of these claims.
(2)Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance and assumes that all claims are immediately payable. In practice, guaranteed death benefits are contingent and only payable upon the eventual death of policyholders if fund values remain below guarantee values. For guaranteed minimum withdrawal benefit, the amount at risk assumes that the benefit is paid as a lifetime annuity commencing at the earliest contractual income start age. These benefits are also contingent and only payable at scheduled maturity/income start dates in the future, if the policyholders are still living and have not terminated their policies and fund values remain below guarantee values. For all guarantees, the amount at risk is floored at zero at the single contract level.
(3)The amount at risk net of reinsurance at June 30, 2025 was $1,479 million (December 31, 2024 – $1,666 million) of which: US$265 million (December 31, 2024
– US$293 million) was on our U.S. business, $932 million (December 31, 2024 – $1,021 million) was on our Canadian business, US$108 million (December 31,
2024 – US$100 million) was on our Japan business and US$28 million (December 31, 2024 – US$56 million) was related to Asia (other than Japan) and our run-off reinsurance business.
(4)Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote 5.
(5)Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.

Manulife Financial Corporation – Second Quarter 2025	22
C2Caution Related to Sensitivities
In this document, we provide sensitivities and risk exposure measures for certain risks. These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in liabilities from updates to non-economic assumptions, changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, we cannot provide assurance that the actual impact on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders or on MLI’s LICAT ratio will be as indicated.
Market movements affect LICAT capital sensitivities through the available capital, surplus allowance and required capital components of the regulatory capital framework. The LICAT available capital component is primarily affected by total comprehensive income and the CSM.
C3Publicly Traded Equity Performance Risk Sensitivities and Exposure Measures
As outlined in our 2024 Annual Report, we have net exposure to equity risk through asset and liability mismatches; our variable annuity and segregated fund guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of insurance contract liabilities to all risks associated with the guarantees embedded in these products. The macro hedging strategy is designed to mitigate public equity risk arising from variable annuity and segregated fund guarantees not dynamically hedged and from other unhedged exposures in our insurance contracts (see page 59 of our 2024 Annual Report).
Changes in public equity prices may impact other items including, but not limited to, asset-based fees earned on assets under management and administration or policyholder account value, and estimated profits and amortization of deferred policy acquisition and other costs. These items are not hedged.
The tables below include the potential impacts from an immediate 10%, 20% and 30% change in market values of publicly traded equities on net income attributed to shareholders, CSM, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders. The potential impact is shown after taking into account the impact of the change in markets on the hedge assets. While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity and segregated fund guarantee liabilities that will not be offset by the change in the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on net income attributed to shareholders.
This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity and segregated fund guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program offset 95% of the hedged variable annuity liability movement that occurs as a result of market changes.
It is also important to note that these estimates are illustrative, and that the dynamic and macro hedging programs may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable. The method used for deriving sensitivity information and significant assumptions made did not change from the previous period.
Changes in equity markets impact our available and required components of the LICAT ratio. The second set of tables shows the potential impact to MLI’s LICAT ratio resulting from changes in public equity market values.

Manulife Financial Corporation – Second Quarter 2025	23
Potential immediate impact on net income attributed to shareholders arising from changes to public equity returns(1)

As at June 30, 2025	Net income attributed to shareholders
($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity
Variable annuity and segregated fund guarantees(2)	$(1,980)	$(1,200)	$(540)	$450	$830	$1,150
General fund equity investments(3)	(1,200)	(790)	(400)	390	790	1,180
Total underlying sensitivity before hedging	(3,180)	(1,990)	(940)	840	1,620	2,330
Impact of macro and dynamic hedge assets(4)	750	450	200	(160)	(280)	(380)
Net potential impact on net income attributed to shareholders after impact of hedging and before impact of reinsurance	(2,430)	(1,540)	(740)	680	1,340	1,950
Impact of reinsurance	1,210	740	340	(290)	(540)	(760)
Net potential impact on net income attributed to shareholders after impact of hedging and reinsurance	$(1,220)	$(800)	$(400)	$390	$800	$1,190

As at December 31, 2024	Net income attributed to shareholders
($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity
Variable annuity and segregated fund guarantees(2)	$(2,050)	$(1,240)	$(560)	$470	$860	$1,190
General fund equity investments(3)	(1,240)	(820)	(400)	390	780	1,180
Total underlying sensitivity before hedging	(3,290)	(2,060)	(960)	860	1,640	2,370
Impact of macro and dynamic hedge assets(4)	720	430	190	(150)	(260)	(360)
Net potential impact on net income attributed to shareholders after impact of hedging and before impact of reinsurance	(2,570)	(1,630)	(770)	710	1,380	2,010
Impact of reinsurance	1,320	810	370	(320)	(590)	(830)
Net potential impact on net income attributed to shareholders after impact of hedging and reinsurance	$(1,250)	$(820)	$(400)	$390	$790	$1,180
(1)See “Caution Related to Sensitivities” above.
(2)For variable annuity contracts measured under the variable fee approach (“VFA”) the impact of financial risk and changes in interest rates adjusts CSM, unless the risk mitigation option applies. The Company has elected to apply risk mitigation and therefore a portion of the impact is reported in net income attributed to shareholders instead of adjusting the CSM. If the CSM for a group of variable annuity contracts is exhausted the full impact is reported in net income attributed to shareholders.
(3)This impact for general fund equity investments includes general fund investments supporting our insurance contract liabilities, investment in seed money investments (in segregated and mutual funds made by Global WAM segment) and the impact on insurance contract liabilities related to the projected future fee income on variable universal life and other unit linked products. The impact does not include any potential impact on public equity weightings. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.
(4)Includes the impact of assumed rebalancing of equity hedges in the macro and dynamic hedging program. The impact of dynamic hedging represents the impact of equity hedges offsetting 95% of the dynamically hedged variable annuity liability movement that occurs as a result of market changes, but does not include any impact in respect of other sources of hedge accounting ineffectiveness (e.g. fund tracking, realized volatility and equity, and interest rate correlations different from expected among other factors).

Manulife Financial Corporation – Second Quarter 2025	24
Potential immediate impact on contractual service margin, other comprehensive income to shareholders, total comprehensive income to shareholders and MLI’s LICAT ratio from changes to public equity market values(1),(2)

As at June 30, 2025
($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Variable annuity and segregated fund guarantees reported in CSM	$(3,230)	$(1,990)	$(920)	$800	$1,500	$2,130
Impact of risk mitigation – hedging(3)	990	590	260	(210)	(370)	(500)
Impact of risk mitigation – reinsurance(3)	1,540	940	430	(370)	(690)	(970)
VA net of risk mitigation	(700)	(460)	(230)	220	440	660
General fund equity	(1,210)	(790)	(380)	380	770	1,150
Contractual service margin ($ millions, pre-tax)	$(1,910)	$(1,250)	$(610)	$600	$1,210	$1,810
Other comprehensive income attributed to shareholders ($ millions, post-tax)(4)	$(820)	$(550)	$(270)	$270	$530	$780
Total comprehensive income attributed to shareholders ($ millions, post-tax)	$(2,040)	$(1,350)	$(670)	$660	$1,330	$1,970
MLI’s LICAT ratio (change in percentage points)	(2)	(1)	(1)	1	1	2

As at December 31, 2024
($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Variable annuity and segregated fund guarantees reported in CSM	$(3,420)	$(2,110)	$(970)	$840	$1,580	$2,250
Impact of risk mitigation – hedging(3)	940	560	250	(190)	(350)	(470)
Impact of risk mitigation – reinsurance(3)	1,670	1,020	470	(400)	(740)	(1,050)
VA net of risk mitigation	(810)	(530)	(250)	250	490	730
General fund equity	(1,140)	(740)	(370)	370	750	1,110
Contractual service margin ($ millions, pre-tax)	$(1,950)	$(1,270)	$(620)	$620	$1,240	$1,840
Other comprehensive income attributed to shareholders ($ millions, post-tax)(4)	$(840)	$(560)	$(280)	$270	$530	$790
Total comprehensive income attributed to shareholders ($ millions, post-tax)	$(2,090)	$(1,380)	$(680)	$660	$1,320	$1,970
MLI’s LICAT ratio (change in percentage points)	(1)	(1)	-	1	1	1
(1)See “Caution Related to Sensitivities” above.
(2)This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity and segregated fund guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program offset 95% of the hedged variable annuity liability movement that occur as a result of market changes.
(3)For variable annuity contracts measured under VFA the impact of financial risk and changes in interest rates adjusts CSM, unless the risk mitigation option applies. The Company has elected to apply risk mitigation and therefore a portion of the impact is reported in net income attributed to shareholders instead of adjusting the CSM. If the CSM for a group of variable annuity contracts is exhausted the full impact is reported in net income attributed to shareholders.
(4)The impact of financial risk and changes to interest rates for variable annuity contracts is not expected to generate sensitivity in Other Comprehensive Income.
C4Interest Rate and Spread Risk Sensitivities and Exposure Measures
As at June 30, 2025, we estimated the sensitivity of our net income attributed to shareholders to a 50 basis point parallel decline in interest rates to be a benefit of $100 million, and to a 50 basis point parallel increase in interest rates to be a charge of $100 million.
The table below shows the potential impacts from a 50 basis point parallel move in interest rates on CSM, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders. This includes a change in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates. Also shown separately are the potential impacts from a 50 basis point parallel move in corporate spreads and a 20 basis point parallel move in swap spreads. The impacts reflect the net impact of movements in asset values in liability and surplus segments and movements in the present value of cash flows for insurance contracts including those with cash flows that vary with the returns of underlying items where the present value is measured by stochastic modelling. The method used for deriving sensitivity information and significant assumptions made did not change from the previous period.
The disclosed interest rate sensitivities reflect the accounting designations of our financial assets and corresponding insurance contract liabilities. In most cases these assets and liabilities are designated as fair value through other comprehensive income and as a result, impacts from changes to interest rates are largely in other comprehensive income. There are also changes in interest rates that impact the CSM for VFA contracts that relate to amounts that are not passed through to policyholders. In addition, changes in interest rates impact net income as it relates to derivatives not in hedge accounting relationships and on
VFA contracts where the CSM has been exhausted.
The disclosed interest rate sensitivities assume no hedge accounting ineffectiveness, as our hedge accounting programs are optimized for parallel movements in interest rates, leading to immaterial net income impacts under these shocks. However, the actual hedge accounting ineffectiveness is sensitive to non-parallel interest rate movements and will depend on the shape and magnitude of the interest rate movements, which could lead to variations in the impact to net income attributed to shareholders.

Manulife Financial Corporation – Second Quarter 2025	25
Our sensitivities vary across all regions in which we operate, and the impacts of yield curve changes will vary depending upon the geography where the change occurs. Furthermore, the impacts from non-parallel movements may be materially different from the estimated impacts of parallel movements.
The interest rate and spread risk sensitivities are determined in isolation of each other and therefore do not reflect the combined impact of changes in government rates and credit spreads between government, swap and corporate rates occurring simultaneously. As a result, the impact of the summation of each individual sensitivity may be materially different from the impact of sensitivities to simultaneous changes in interest rate and spread risk.
The potential impacts also do not take into account other potential effects of changes in interest rate levels, for example, CSM at recognition on the sale of new business or lower interest earned on future fixed income asset purchases.
The impacts do not reflect any potential effect of changing interest rates on the value of our ALDA. Rising interest rates could negatively impact the value of our ALDA (see “Critical Actuarial and Accounting Policies – Fair Value of Invested Assets”, on
page 95 of our 2024 Annual Report). More information on ALDA can be found under the section C5 “Alternative Long-Duration
Asset Performance Risk Sensitivities and Exposure Measures”.
The impact to the LICAT ratio from a change in interest rates reflects the impacts on total comprehensive income, the LICAT adjustments to earnings for the CSM, the surplus allowance and required capital components of the regulatory capital framework.
Potential impacts on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders of an immediate parallel change in interest rates, corporate spreads or swap spreads relative to current rates(1),(2),(3)

As at June 30, 2025	Interest rates		Corporate spreads		Swap spreads
($ millions, post-tax except CSM)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
CSM	$100	$(300)	$(100)	$-	$-	$-
Net income attributed to shareholders	100	(100)	-	-	100	(100)
Other comprehensive income attributed to shareholders	(100)	100	(100)	200	(200)	200
Total comprehensive income attributed to shareholders	-	-	(100)	200	(100)	100

As at December 31, 2024	Interest rates		Corporate spreads		Swap spreads
($ millions, post-tax except CSM)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
CSM	$100	$(200)	$-	$(100)	$-	$-
Net income attributed to shareholders	100	(100)	100	(100)	100	(100)
Other comprehensive income attributed to shareholders	(100)	200	(200)	300	(100)	100
Total comprehensive income attributed to shareholders	-	100	(100)	200	-	-
(1)See “Caution Related to Sensitivities” above.
(2)Estimates include changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates.
(3)Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.
Potential impact on MLI’s LICAT ratio of an immediate parallel change in interest rates, corporate spreads or swap spreads relative to current rates(1),(2),(3),(4),(5)

As at June 30, 2025	Interest rates		Corporate spreads		Swap spreads
(change in percentage points)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
MLI’s LICAT ratio	(1)	-	(3)	3	-	-

As at December 31, 2024	Interest rates		Corporate spreads		Swap spreads
(change in percentage points)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
MLI’s LICAT ratio	-	-	(3)	3	-	-
(1)See “Caution Related to Sensitivities” above.
(2)Estimates include changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates.
(3)Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.
(4)LICAT impacts reflect the impact of anticipated scenario switches.
(5)Under LICAT, spread movements are determined from a selection of investment grade bond indices with BBB and better bonds for each jurisdiction. For LICAT, we use the following indices: FTSE TMX Canada All Corporate Bond Index, Barclays USD Liquid Investment Grade Corporate Index, and Nomura-BPI (Japan).
LICAT impacts presented for corporate spreads reflect the impact of anticipated scenario switches.
LICAT Scenario Switch
When interest rates change past a certain threshold, reflecting the combined movement in risk-free rates and corporate spreads, a different prescribed interest rate stress scenario needs to be taken into account in the LICAT ratio calculation in accordance with OSFI’s LICAT guideline.
1  LICAT geographic locations to determine the most adverse scenario include North America, the United Kingdom, Europe, Japan, and Other Region.
2  See “Caution Regarding Forward-looking Statements”.
3  Energy includes legacy oil & gas equity interests related to upstream and midstream assets that are in runoff, and energy transition private equity interests in areas supportive of the transition to lower carbon forms of energy, such as wind, solar, batteries, magnets, etc.

Manulife Financial Corporation – Second Quarter 2025	26
The LICAT guideline specifies four stress scenarios for interest rates and prescribes the methodology to determine the most adverse scenario to apply for each LICAT geographic region1 based on current market inputs and the Company’s Consolidated
Statements of Financial Position.
With the current level of interest rates in 2Q25, the probability of a scenario switch that could materially impact our LICAT ratio is low.2 Should the future interest rate movements differ from those presented above, a scenario switch, if applicable, may cause the impact to the LICAT ratio to be different from the disclosed values. Should a scenario switch be triggered in a LICAT geographic region, the full impact would be reflected immediately for non-participating products while the impact for participating products would be reflected over six quarters using a rolling average of interest rate risk capital, in line with the smoothing approach prescribed in the LICAT guideline. The LICAT interest rate, corporate spread and swap spread sensitivities presented above reflect the impact of scenario switches, if any, for each disclosed sensitivity.
The level of interest rates and corporate spreads that would trigger a switch in the scenarios is dependent on market conditions and movements in the Company’s asset and liability position. The scenario switch, if triggered, could reverse in response to subsequent changes in interest rates and/or corporate spreads.
C5Alternative Long-Duration Asset Performance Risk Sensitivities and Exposure
Measures
The following table shows the potential impact on CSM, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders resulting from an immediate 10%
change in market values of ALDA. The method used for deriving sensitivity information and significant assumptions made did not change from the previous period.
ALDA used in this sensitivity analysis includes commercial real estate, private equity, infrastructure, timber and agriculture, energy3 and other investments.
The impacts do not reflect any future potential changes to non-fixed income return volatility. Refer to “C3 Publicly Traded
Equity Performance Risk Sensitivities and Exposure Measures” for more details.
Potential immediate impacts on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders from changes in ALDA market values(1)

As at	June 30, 2025		December 31, 2024
($ millions, post-tax except CSM)	-10%	+10%	-10%	+10%
CSM excluding NCI	$(200)	$200	$(200)	$200
Net income attributed to shareholders(2)	(2,300)	2,300	(2,500)	2,500
Other comprehensive income attributed to shareholders	(200)	200	(200)	200
Total comprehensive income attributed to shareholders	(2,500)	2,500	(2,700)	2,700
(1)See “Caution Related to Sensitivities” above.
(2)Net income attributed to shareholders includes core earnings and the amounts excluded from core earnings.
Potential immediate impact on MLI LICAT ratio arising from changes in ALDA market values(1)

	June 30, 2025		December 31, 2024
(change in percentage points)	-10%	+10%	-10%	+10%
MLI’s LICAT ratio	(1)	1	(1)	1
(1)See “Caution Related to Sensitivities” above.
C6Risk Management and Risk Factors Update2
We have outlined our overall approach to risk management in our 2024 Annual Report. The following is an update to the risk factors for strategic risk.
Strategic risk factors
Changes in tax laws, tax regulations, or interpretations of such laws or regulations could make some of our products less attractive to consumers, could increase our corporate taxes or cause us to change the value of our deferred tax assets and liabilities as well as our tax assumptions included in the valuation of our insurance and investment contract liabilities. This could have a material adverse effect on our business, results of operations and financial condition.
•On January 31, 2025, the Canadian government announced its intention to increase the capital gains inclusion rate from
50% to 66.67%, effective January 1, 2026. This policy was rescinded on March 21, 2025 by the newly elected government.

Manulife Financial Corporation – Second Quarter 2025	27
DCRITICAL ACTUARIAL AND ACCOUNTING POLICIES
Disclosures in accordance with IFRS 7 are identified by a vertical line in the left margin of each page. The identified text and tables represent an integral part of our unaudited Interim Consolidated Financial Statements.
D1Critical Actuarial and Accounting Policies
Our material accounting policies are described in note 1 to our Consolidated Financial Statements for the year ended
December 31, 2024. The critical actuarial policies and estimation processes relating to the determination of insurance and investment contract liabilities are described starting on page 87 of our 2024 Annual Report. The critical accounting policies and estimation processes relating to the assessment of control over other entities for consolidation, estimation of fair value of invested assets, evaluation of invested asset impairments, appropriate accounting for derivative financial instruments and hedge accounting, determination of pension and other post-employment benefit obligations and expenses, accounting for income taxes and uncertain tax positions and valuation and impairment of goodwill and intangible assets are described starting on page 95 of our 2024 Annual Report.
D2Sensitivity to Changes in Assumptions
The following table presents information on how reasonably possible changes in assumptions made by the Company for certain economic risk variables impact the CSM, net income attributed to shareholders, other comprehensive income attributed to shareholders and total comprehensive income attributed to shareholders. The method used for deriving sensitivity information and significant assumptions made did not change from the previous period.
The analysis is based on a simultaneous change in assumptions across all business units and holds all other assumptions constant. In practice, experience for each assumption will frequently vary by geographic market and business, and assumption updates are made on a business and geographic basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one factor changes, actual experience differing from the assumptions, changes in business mix, effective tax rates, and the general limitations of our internal models.
Potential impact on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders arising from changes to certain economic financial assumptions used in the determination of insurance contract liabilities(1)

As at June 30, 2025	CSM net of NCI	Net income attributed to shareholders	Other comprehensive income attributed to shareholders	Total comprehensive income attributed to shareholders
($ millions, post-tax except CSM)
Financial assumptions
10 basis point reduction in ultimate spot rate	$(300)	$-	$(200)	$(200)
50 basis point increase in interest rate volatility(2)	(100)	-	-	-
50 basis point increase in non-fixed income return volatility(2)	(100)	-	-	-

As at December 31, 2024 ($ millions, post-tax except CSM)	CSM net of NCI	Net income attributed to shareholders	Other comprehensive income attributed to shareholders	Total comprehensive income attributed to shareholders
Financial assumptions
10 basis point reduction in ultimate spot rate	$(300)	$-	$(200)	$(200)
50 basis point increase in interest rate volatility(2)	(100)	-	-	-
50 basis point increase in non-fixed income return volatility(2)	(100)	-	-	-
(1)Note that the impact of these assumptions is not linear.
(2)Used in the determination of insurance contract liabilities with financial guarantees. This includes universal life minimum crediting rate guarantees, participating life zero dividend floor implicit guarantees, and variable annuities guarantees, where a stochastic approach is used to capture the asymmetry of the risk.
D3Accounting and Reporting Changes
For future accounting and reporting changes arising during the quarter, refer to note 2 of our unaudited Interim Consolidated
Financial Statements for the three and six months ended June 30, 2025.

Manulife Financial Corporation – Second Quarter 2025	28
EOTHER
E1Outstanding Common Shares – Selected Information
As at July 31, 2025, MFC had 1,698,535,952 common shares outstanding.
E2Legal and Regulatory Proceedings
We are regularly involved in legal actions, both as a defendant and as a plaintiff. Information on legal and regulatory proceedings can be found in note 13 of our unaudited Interim Consolidated Financial Statements for the three and six months ended June 30, 2025.
E3Non-GAAP and Other Financial Measures
The Company prepares its Consolidated Financial Statements in accordance with International Financial Reporting Standards
(“IFRS”) as issued by the International Accounting Standards Board. We use a number of non-GAAP and other financial measures to evaluate overall performance and to assess each of our businesses. This section includes information required by
National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure in respect of “specified financial measures” (as defined therein).
Non-GAAP financial measures include core earnings (loss); pre-tax core earnings; core earnings available to common shareholders; core earnings before interest, taxes, depreciation and amortization (“core EBITDA”); total expenses; core expenses; core Drivers of Earnings (“DOE”) line items for core net insurance service result, core net investment result, other core earnings, and core income tax (expenses) recoveries; core earnings excluding the impact of the change in ECL; core earnings available to common shareholders excluding the impact of the change in ECL; post-tax contractual service margin
(“post-tax CSM”); post-tax contractual service margin net of NCI (“post-tax CSM net of NCI”); Manulife Bank net lending assets; Manulife Bank average net lending assets; assets under management (“AUM”); assets under management and administration (“AUMA”); Global WAM managed AUMA; core revenue; adjusted book value; and net annualized fee income. In addition, non-GAAP financial measures include the following stated on a constant exchange rate (“CER”) basis: any of the foregoing non-GAAP financial measures; net income attributed to shareholders; common shareholders’ net income and new business CSM.
Non-GAAP ratios include core return on shareholders’ equity (“core ROE”); diluted core earnings per common share (“core
EPS”); diluted core earnings per common share excluding the impact of the change in ECL (“core EPS excluding the impact of the change in ECL”); core earnings contributions from highest potential businesses; financial leverage ratio; adjusted book value per common share; common share core dividend payout ratio (“dividend payout ratio”); expense efficiency ratio; core
EBITDA margin; effective tax rate on core earnings; and net annualized fee income yield on average AUMA. In addition, non-
GAAP ratios include the percentage growth/decline on a CER basis in any of the above non-GAAP financial measures and non-GAAP ratios; net income attributed to shareholders; common shareholders’ net income; pre-tax net income attributed to shareholders; general expenses; CSM; CSM net of NCI; impact of new insurance business net of NCI; new business CSM;
basic earnings per common share (“basic EPS”); and diluted earnings per common share (“diluted EPS”).
Other specified financial measures include assets under administration (“AUA”); consolidated capital; new business value
(“NBV”); new business value margin (“NBV margin”); sales; annualized premium equivalent (“APE”) sales; gross flows; net flows; average assets under management and administration (“average AUMA”); Global WAM average managed AUMA;
average assets under administration; remittances; any of the foregoing specified financial measures stated on a CER basis;
and percentage growth/decline in any of the foregoing specified financial measures on a CER basis. In addition, we provide an explanation below of the components of core DOE line items other than the change in expected credit loss, the items that comprise certain items excluded from core earnings (on a pre-tax and post-tax basis), and the components of CSM movement other than the new business CSM.
Our reporting currency for the Company is Canadian dollars and U.S. dollars is the functional currency for Asia and U.S.
segment results. Financial measures presented in U.S. dollars are calculated in the same manner as the Canadian dollar measures. These amounts are translated to U.S. dollars using the period end rate of exchange for financial measures such as
AUMA and the CSM balance and the average rates of exchange for the respective quarter for periodic financial measures such as our Consolidated Statements of Income, core earnings and items excluded from core earnings, and line items in our
CSM movement schedule and DOE. Year-to-date or full year periodic financial measures presented in U.S. dollars are calculated as the sum of the quarterly results translated to U.S. dollars. See section E5 “Quarterly Financial Information” below for the Canadian to U.S. dollar quarterly rates of exchange.
Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under GAAP and, therefore, might not be comparable to similar financial measures disclosed by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.
Core earnings (loss) is a financial measure which we believe aids investors in better understanding the long-term earnings capacity and valuation of the business. Core earnings allows investors to focus on the Company’s operating performance by excluding the impact of market-related gains or losses, changes in actuarial methods and assumptions that flow directly through income as well as a number of other items, outlined below, that we believe are material, but do not reflect the underlying earnings capacity of the business. For example, due to the long-term nature of our business, the mark-to-market

Manulife Financial Corporation – Second Quarter 2025	29
movements in equity markets, interest rates including impacts on hedge accounting ineffectiveness, foreign currency exchange rates and commodity prices as well as the change in the fair value of ALDA from period-to-period can, and frequently do, have a substantial impact on the reported amounts of our assets, insurance contract liabilities and net income attributed to shareholders. These reported amounts may not be realized if markets move in the opposite direction in a subsequent period. This makes it very difficult for investors to evaluate how our businesses are performing from period-to-
period and to compare our performance with other issuers.
We believe that core earnings better reflect the underlying earnings capacity and valuation of our business. We use core earnings and core EPS as key metrics in our short-term incentive plans at the total Company and operating segment level. We also base our mid- and long-term strategic priorities on core earnings.
Commencing in the third quarter of 2025 reporting (“3Q25”), we will update our definition of core earnings to exclude amortization and impairment of intangible assets acquired in a business combination, except for amortization of software and distribution agreements. This update better represents the underlying earnings capacity of acquired businesses, consistent with the definition of core earnings, and better aligns with industry practice.
Core earnings includes the expected return on our invested assets and any other gains (charges) from market experience are included in net income but excluded from core earnings. The expected return for fixed income assets is based on the related book yields. For ALDA and public equities, the expected return reflects our long-term view of asset class performance. These returns for ALDA and public equities vary by asset class and range from 3.25% to 11.5%, leading to an average return of between 9.0% to 9.5% on these assets as of June 30, 2025.
While core earnings is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macroeconomic factors which can have a significant impact. See below for a reconciliation of core earnings to net income attributed to shareholders and income before income taxes. Net income attributed to shareholders excludes net income attributed to participating policyholders and non-controlling interests.
Any future changes to the core earnings definition referred to below, will be disclosed.
Items included in core earnings:
1.Expected insurance service result on in-force policies, including expected release of the risk adjustment, CSM recognized for service provided, and expected earnings from short-term products measured under the premium allocation approach
(“PAA”).
2.Impacts from the initial recognition of new contracts (onerous contracts, including the impact of the associated reinsurance contracts).
3.Insurance experience gains or losses that flow directly through net income.
4.Operating and investment expenses compared with expense assumptions used in the measurement of insurance and investment contract liabilities.
5.Expected investment earnings, which is the difference between expected return on our invested assets and the associated finance income or expense from the insurance contract liabilities.
6.Net provision for ECL on FVOCI and amortized cost debt instruments.
7.Expected asset returns on surplus investments.
8.All earnings for the Global WAM segment, except for applicable net income items excluded from core earnings as noted
below.
9.All earnings for the Manulife Bank business, except for applicable net income items excluded from core earnings as noted
below.
10.Routine or non-material legal settlements.
11.All other items not specifically excluded.
12.Tax on the above items.
13.All tax-related items except the impact of enacted or substantively enacted income tax rate changes and taxes on items excluded from core earnings.
Net income items excluded from core earnings:
1.Market experience gains (losses) including the items listed below:
•Gains (charges) on general fund public equity and ALDA investments from returns being different than expected.
•Gains (charges) on derivatives not in hedging relationships, or gains (charges) resulting from hedge accounting ineffectiveness.
•Realized gains (charges) from the sale of FVOCI debt instruments.
•Market-related gains (charges) on onerous contracts measured using the variable fee approach (e.g. variable annuities, unit linked, participating insurance) net of the performance on any related hedging instruments.

Manulife Financial Corporation – Second Quarter 2025	30
•Gains (charges) related to certain changes in foreign exchange rates.
2.Changes in actuarial methods and assumptions used in the measurement of insurance contract liabilities that flow directly through income. The Company reviews actuarial methods and assumptions annually, and this process is designed to reduce the Company’s exposure to uncertainty by ensuring assumptions remain appropriate. This is accomplished by monitoring experience and selecting assumptions which represent a current view of expected future experience and ensuring that the risk adjustment is appropriate for the risks assumed.
3.The impact on the measurement of insurance and investment contract assets and liabilities and reinsurance contract held assets and liabilities from changes in product features and new or changes to in-force reinsurance contracts, if material.
4.The fair value changes in long-term investment plan obligations for Global WAM investment management.
5.Goodwill impairment charges.
6.Gains or losses on acquisition and disposition of a business.
7.Material one-time only adjustments, including highly unusual/extraordinary and material legal settlements and restructuring charges, or other items that are material and exceptional in nature.
8.Tax on the above items.
9.Net income (loss) attributed to participating shareholders and non-controlling interests.
10.Impact of enacted or substantively enacted income tax rate changes.

Manulife Financial Corporation – Second Quarter 2025	31
Reconciliation of core earnings to net income attributed to shareholders – 2Q25
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$1,092	$526	$31	$575	$37	$2,261
Income tax (expenses) recoveries
Core earnings	(94)	(110)	(37)	(89)	32	(298)
Items excluded from core earnings	(55)	(5)	42	(4)	(18)	(40)
Income tax (expenses) recoveries	(149)	(115)	5	(93)	14	(338)
Net income (post-tax)	943	411	36	482	51	1,923
Less: Net income (post-tax) attributed to
Non-controlling interests	49	-	-	-	-	49
Participating policyholders	64	21	-	-	-	85
Net income (loss) attributed to shareholders (post-tax)	830	390	36	482	51	1,789
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	161	(27)	(158)	16	121	113
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax-related items and other	(51)	(2)	-	3	-	(50)
Core earnings (post-tax)	$720	$419	$194	$463	$(70)	$1,726
Income tax on core earnings (see above)	94	110	37	89	(32)	298
Core earnings (pre-tax)	$814	$529	$231	$552	$(102)	$2,024
Core earnings, CER basis and U.S. dollars – 2Q25
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$720	$419	$194	$463	$(70)	$1,726
CER adjustment(1)	-	-	-	-	-	-
Core earnings, CER basis (post-tax)	$720	$419	$194	$463	$(70)	$1,726
Income tax on core earnings, CER basis(2)	94	110	37	89	(32)	298
Core earnings, CER basis (pre-tax)	$814	$529	$231	$552	$(102)	$2,024
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$520		$141
CER adjustment US $(1)	-		-
Core earnings, CER basis (post-tax), US $	$520		$141
(1)The impact of updating foreign exchange rates to that which was used in 2Q25.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q25.
(3)Core earnings (post-tax) in Canadian $ are translated to US$ using the US$ Statement of Income exchange rate for 2Q25.

Manulife Financial Corporation – Second Quarter 2025	32
Reconciliation of core earnings to net income attributed to shareholders – 1Q25
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$870	$305	$(731)	$528	$(273)	$699
Income tax (expenses) recoveries
Core earnings	(101)	(89)	(84)	(86)	29	(331)
Items excluded from core earnings	(30)	30	246	2	7	255
Income tax (expenses) recoveries	(131)	(59)	162	(84)	36	(76)
Net income (post-tax)	739	246	(569)	444	(237)	623
Less: Net income (post-tax) attributed to
Non-controlling interests	67	-	-	1	(2)	66
Participating policyholders	48	24	-	-	-	72
Net income (loss) attributed to shareholders (post-tax)	624	222	(569)	443	(235)	485
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(77)	(152)	(930)	(11)	(162)	(1,332)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax-related items and other	(4)	-	-	-	54	50
Core earnings (post-tax)	$705	$374	$361	$454	$(127)	$1,767
Income tax on core earnings (see above)	101	89	84	86	(29)	331
Core earnings (pre-tax)	$806	$463	$445	$540	$(156)	$2,098
Core earnings, CER basis and U.S. dollars – 1Q25
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$705	$374	$361	$454	$(127)	$1,767
CER adjustment(1)	(16)	-	(13)	(11)	-	(40)
Core earnings, CER basis (post-tax)	$689	$374	$348	$443	$(127)	$1,727
Income tax on core earnings, CER basis(2)	99	89	81	84	(29)	324
Core earnings, CER basis (pre-tax)	$788	$463	$429	$527	$(156)	$2,051
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$492		$251
CER adjustment US $(1)	6		-
Core earnings, CER basis (post-tax), US $	$498		$251
(1)The impact of updating foreign exchange rates to that which was used in 2Q25.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q25.
(3)Core earnings (post-tax) in Canadian $ are translated to US$ using the US$ Statement of Income exchange rate for 1Q25.

Manulife Financial Corporation – Second Quarter 2025	33
Reconciliation of core earnings to net income attributed to shareholders – 4Q24(1)
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	4Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$781	$579	$112	$419	$222	$2,113
Income tax (expenses) recoveries
Core earnings	(97)	(97)	(98)	(83)	30	(345)
Items excluded from core earnings	(59)	(20)	89	48	(119)	(61)
Income tax (expenses) recoveries	(156)	(117)	(9)	(35)	(89)	(406)
Net income (post-tax)	625	462	103	384	133	1,707
Less: Net income (post-tax) attributed to
Non-controlling interests	18	-	-	-	4	22
Participating policyholders	24	23	-	-	-	47
Net income (loss) attributed to shareholders (post-tax)	583	439	103	384	129	1,638
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(83)	55	(309)	(23)	168	(192)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	(6)	-	(46)	-	(52)
Reinsurance transactions, tax-related items and other	26	-	-	(6)	(45)	(25)
Core earnings (post-tax)	$640	$390	$412	$459	$6	$1,907
Income tax on core earnings (see above)	97	97	98	83	(30)	345
Core earnings (pre-tax)	$737	$487	$510	$542	$(24)	$2,252
(1)This reconciliation and related core earnings reconciliations below have been updated to align with the presentation of GMT in 2025. See section A7 “Global
Minimum Taxes (GMT)” for more information.
Core earnings, CER basis and U.S. dollars – 4Q24
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	4Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$640	$390	$412	$459	$6	$1,907
CER adjustment(1)	-	-	(5)	(4)	-	(9)
Core earnings, CER basis (post-tax)	$640	$390	$407	$455	$6	$1,898
Income tax on core earnings, CER basis(2)	98	97	96	82	(30)	343
Core earnings, CER basis (pre-tax)	$738	$487	$503	$537	$(24)	$2,241
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$457		$294
CER adjustment US $(1)	5		-
Core earnings, CER basis (post-tax), US $	$462		$294
(1)The impact of updating foreign exchange rates to that which was used in 2Q25.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q25.
(3)Core earnings (post-tax) in Canadian $ are translated to US$ using the US$ Statement of Income exchange rate for 4Q24.

Manulife Financial Corporation – Second Quarter 2025	34
Reconciliation of core earnings to net income attributed to shareholders – 3Q24(1)
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$1,059	$578	$18	$519	$167	$2,341
Income tax (expenses) recoveries
Core earnings	(100)	(104)	(112)	(26)	27	(315)
Items excluded from core earnings	61	(10)	99	6	(115)	41
Income tax (expenses) recoveries	(39)	(114)	(13)	(20)	(88)	(274)
Net income (post-tax)	1,020	464	5	499	79	2,067
Less: Net income (post-tax) attributed to
Non-controlling interests	130	-	-	1	-	131
Participating policyholders	63	34	-	-	-	97
Net income (loss) attributed to shareholders (post-tax)	827	430	5	498	79	1,839
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	213	16	(204)	28	133	186
Changes in actuarial methods and assumptions that flow directly through income	(5)	2	(202)	-	6	(199)
Restructuring charge	-	-	-	(20)	-	(20)
Reinsurance transactions, tax-related items and other	35	-	-	11	(2)	44
Core earnings (post-tax)	$584	$412	$411	$479	$(58)	$1,828
Income tax on core earnings (see above)	100	104	112	26	(27)	315
Core earnings (pre-tax)	$684	$516	$523	$505	$(85)	$2,143
(1)This reconciliation and related core earnings reconciliations below have been updated to align with the presentation of GMT in 2025. See section A7 “Global
Minimum Taxes (GMT)” for more information.
Core earnings, CER basis and U.S. dollars – 3Q24
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$584	$412	$411	$479	$(58)	$1,828
CER adjustment(1)	10	-	7	5	1	23
Core earnings, CER basis (post-tax)	$594	$412	$418	$484	$(57)	$1,851
Income tax on core earnings, CER basis(2)	101	104	114	26	(27)	318
Core earnings, CER basis (pre-tax)	$695	$516	$532	$510	$(84)	$2,169
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$428		$302
CER adjustment US $(1)	1		-
Core earnings, CER basis (post-tax), US $	$429		$302
(1)The impact of updating foreign exchange rates to that which was used in 2Q25.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q25.
(3)Core earnings (post-tax) in Canadian $ are translated to US$ using the US$ Statement of Income exchange rate for 3Q24.

Manulife Financial Corporation – Second Quarter 2025	35
Reconciliation of core earnings to net income attributed to shareholders – 2Q24(1)
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$763	$141	$156	$383	$(59)	$1,384
Income tax (expenses) recoveries
Core earnings	(95)	(107)	(95)	(59)	36	(320)
Items excluded from core earnings	(20)	68	74	27	(81)	68
Income tax (expenses) recoveries	(115)	(39)	(21)	(32)	(45)	(252)
Net income (post-tax)	648	102	135	351	(104)	1,132
Less: Net income (post-tax) attributed to
Non-controlling interests	38	-	-	1	-	39
Participating policyholders	28	23	-	-	-	51
Net income (loss) attributed to shareholders (post-tax)	582	79	135	350	(104)	1,042
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(58)	(364)	(280)	(7)	44	(665)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax-related items and other	24	41	-	(29)	(66)	(30)
Core earnings (post-tax)	$616	$402	$415	$386	$(82)	$1,737
Income tax on core earnings (see above)	95	107	95	59	(36)	320
Core earnings (pre-tax)	$711	$509	$510	$445	$(118)	$2,057
(1)This reconciliation and related core earnings reconciliations below have been updated to align with the presentation of GMT in 2025. See section A7 “Global
Minimum Taxes (GMT)” for more information.
Core earnings, CER basis and U.S. dollars – 2Q24
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$616	$402	$415	$386	$(82)	$1,737
CER adjustment(1)	19	-	4	3	-	26
Core earnings, CER basis (post-tax)	$635	$402	$419	$389	$(82)	$1,763
Income tax on core earnings, CER basis(2)	96	107	97	59	(36)	323
Core earnings, CER basis (pre-tax)	$731	$509	$516	$448	$(118)	$2,086
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$449		$303
CER adjustment US $(1)	10		-
Core earnings, CER basis (post-tax), US $	$459		$303
(1)The impact of updating foreign exchange rates to that which was used in 2Q25.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q25.
(3)Core earnings (post-tax) in Canadian $ are translated to US$ using the US$ Statement of Income exchange rate for 2Q24.

Manulife Financial Corporation – Second Quarter 2025	36
Reconciliation of core earnings to net income attributed to shareholders – YTD 2025
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2025
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$1,962	$831	$(700)	$1,103	$(236)	$2,960
Income tax (expenses) recoveries
Core earnings	(195)	(199)	(121)	(175)	61	(629)
Items excluded from core earnings	(85)	25	288	(2)	(11)	215
Income tax (expenses) recoveries	(280)	(174)	167	(177)	50	(414)
Net income (post-tax)	1,682	657	(533)	926	(186)	2,546
Less: Net income (post-tax) attributed to
Non-controlling interests	116	-	-	1	(2)	115
Participating policyholders	112	45	-	-	-	157
Net income (loss) attributed to shareholders (post-tax)	1,454	612	(533)	925	(184)	2,274
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	84	(179)	(1,088)	5	(41)	(1,219)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax-related items and other	(55)	(2)	-	3	54	-
Core earnings (post-tax)	$1,425	$793	$555	$917	$(197)	$3,493
Income tax on core earnings (see above)	195	199	121	175	(61)	629
Core earnings (pre-tax)	$1,620	$992	$676	$1,092	$(258)	$4,122
Core earnings, CER basis and U.S. dollars – YTD 2025
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2025
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$1,425	$793	$555	$917	$(197)	$3,493
CER adjustment(1)	(16)	-	(13)	(11)	-	(40)
Core earnings, CER basis (post-tax)	$1,409	$793	$542	$906	$(197)	$3,453
Income tax on core earnings, CER basis(2)	193	199	118	173	(61)	622
Core earnings, CER basis (pre-tax)	$1,602	$992	$660	$1,079	$(258)	$4,075
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$1,012		$392
CER adjustment US $(1)	6		-
Core earnings, CER basis (post-tax), US $	$1,018		$392
(1)The impact of updating foreign exchange rates to that which was used in 2Q25.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q25.
(3)Core earnings (post-tax) in Canadian $ is translated to US$ using the US$ Statement of Income exchange rate for the respective quarters that make up 2025 year-to-date core earnings.

Manulife Financial Corporation – Second Quarter 2025	37
Reconciliation of core earnings to net income attributed to shareholders – YTD 2024(1)
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2024
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$1,357	$522	$2	$809	$(54)	$2,636
Income tax (expenses) recoveries
Core earnings	(193)	(198)	(198)	(125)	64	(650)
Items excluded from core earnings	(72)	76	223	32	(141)	118
Income tax (expenses) recoveries	(265)	(122)	25	(93)	(77)	(532)
Net income (post-tax)	1,092	400	27	716	(131)	2,104
Less: Net income (post-tax) attributed to
Non-controlling interests	93	-	-	1	-	94
Participating policyholders	54	48	-	-	-	102
Net income (loss) attributed to shareholders (post-tax)	945	352	27	715	(131)	1,908
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(308)	(455)	(814)	(1)	134	(1,444)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax-related items and other	11	41	(26)	(19)	(102)	(95)
Core earnings (post-tax)	$1,242	$766	$867	$735	$(163)	$3,447
Income tax on core earnings (see above)	193	198	198	125	(64)	650
Core earnings (pre-tax)	$1,435	$964	$1,065	$860	$(227)	$4,097
(1)This reconciliation and related core earnings reconciliations below have been updated to align with the presentation of GMT in 2025. See section A7 “Global
Minimum Taxes (GMT)” for more information.
Core earnings, CER basis and U.S. dollars – YTD 2024
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2024
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$1,242	$766	$867	$735	$(163)	$3,447
CER adjustment(1)	38	-	16	10	1	65
Core earnings, CER basis (post-tax)	$1,280	$766	$883	$745	$(162)	$3,512
Income tax on core earnings, CER basis(2)	197	198	202	126	(63)	660
Core earnings, CER basis (pre-tax)	$1,477	$964	$1,085	$871	$(225)	$4,172
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$914		$638
CER adjustment US $(1)	11		-
Core earnings, CER basis (post-tax), US $	$925		$638
(1)The impact of updating foreign exchange rates to that which was used in 2Q25.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q25.
(3)Core earnings (post-tax) in Canadian $ is translated to US$ using the US$ Statement of Income exchange rate for the respective quarters that make up 2024 year-to-date core earnings.

Manulife Financial Corporation – Second Quarter 2025	38
Reconciliation of core earnings to net income attributed to shareholders – 2024(1)
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2024
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$3,197	$1,679	$132	$1,747	$335	$7,090
Income tax (expenses) recoveries
Core earnings	(390)	(399)	(408)	(234)	121	(1,310)
Items excluded from core earnings	(70)	46	411	86	(375)	98
Income tax (expenses) recoveries	(460)	(353)	3	(148)	(254)	(1,212)
Net income (post-tax)	2,737	1,326	135	1,599	81	5,878
Less: Net income (post-tax) attributed to
Non-controlling interests	241	-	-	2	4	247
Participating policyholders	141	105	-	-	-	246
Net income (loss) attributed to shareholders (post-tax)	2,355	1,221	135	1,597	77	5,385
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(178)	(384)	(1,327)	4	435	(1,450)
Changes in actuarial methods and assumptions that flow directly through income	(5)	2	(202)	-	6	(199)
Restructuring charge	-	(6)	-	(66)	-	(72)
Reinsurance transactions, tax-related items and other	72	41	(26)	(14)	(149)	(76)
Core earnings (post-tax)	$2,466	$1,568	$1,690	$1,673	$(215)	$7,182
Income tax on core earnings (see above)	390	399	408	234	(121)	1,310
Core earnings (pre-tax)	$2,856	$1,967	$2,098	$1,907	$(336)	$8,492
(1)This reconciliation and related core earnings reconciliations below have been updated to align with the presentation of GMT in 2025. See section A7 “Global
Minimum Taxes (GMT)” for more information.
Core earnings, CER basis and U.S. dollars – 2024
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2024
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$2,466	$1,568	$1,690	$1,673	$(215)	$7,182
CER adjustment(1)	49	-	17	11	2	79
Core earnings, CER basis (post-tax)	$2,515	$1,568	$1,707	$1,684	$(213)	$7,261
Income tax on core earnings, CER basis(2)	396	399	412	236	(121)	1,322
Core earnings, CER basis (pre-tax)	$2,911	$1,967	$2,119	$1,920	$(334)	$8,583
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$1,799		$1,234
CER adjustment US $(1)	17		-
Core earnings, CER basis (post-tax), US $	$1,816		$1,234
(1)The impact of updating foreign exchange rates to that which was used in 2Q25.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q25.
(3)Core earnings (post-tax) in Canadian $ are translated to US$ using the US$ Statement of Income exchange rate for the four respective quarters that make up
2024 core earnings.
1  2024 core earnings in this section has been updated to align with the presentation of GMT in 2025. See section A7 “Global Minimum Taxes (GMT)” for more information.

Manulife Financial Corporation – Second Quarter 2025	39
Segment core earnings by business line or geographic source1
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)
Asia

	Quarterly Results					YTD Results		Full Year Results
(US $ millions)	2Q25	1Q25	4Q24	3Q24	2Q24	2025	2024	2024
Hong Kong	$259	$256	$230	$233	$220	$515	$438	$901
Japan	97	87	87	81	92	184	194	362
Asia Other(1)	159	149	151	123	145	308	296	570
International High Net Worth								114
Mainland China								41
Singapore								216
Vietnam								126
Other Emerging Markets(2)								73
Regional Office	5	-	(11)	(9)	(8)	5	(14)	(34)
Total Asia core earnings	$520	$492	$457	$428	$449	$1,012	$914	$1,799
(1)Core earnings for Asia Other are reported by country annually, on a full year basis.
(2)Other Emerging Markets includes Indonesia, the Philippines, Malaysia, Thailand, Cambodia and Myanmar.

	Quarterly Results					YTD Results		Full Year Results
(US $ millions), CER basis(1)	2Q25	1Q25	4Q24	3Q24	2Q24	2025	2024	2024
Hong Kong	$259	$256	$231	$232	$221	$515	$439	$901
Japan	97	92	92	83	100	189	205	380
Asia Other(2)	159	150	150	123	146	309	295	569
International High Net Worth								114
Mainland China								41
Singapore								222
Vietnam								120
Other Emerging Markets(3)								72
Regional Office	5	-	(11)	(9)	(8)	5	(14)	(34)
Total Asia core earnings, CER basis	$520	$498	$462	$429	$459	$1,018	$925	$1,816
(1)Core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q25.
(2)Core earnings for Asia Other are reported by country annually, on a full year basis.
(3)Other Emerging Markets includes Indonesia, the Philippines, Malaysia, Thailand, Cambodia and Myanmar.
Canada

	Quarterly Results					YTD Results		Full Year Results
(Canadian $ in millions)	2Q25	1Q25	4Q24	3Q24	2Q24	2025	2024	2024
Insurance	$326	$280	$295	$320	$307	$606	$573	$1,188
Annuities	56	58	51	51	55	114	108	210
Manulife Bank	37	36	44	41	40	73	85	170
Total Canada core earnings	$419	$374	$390	$412	$402	$793	$766	$1,568
U.S.

	Quarterly Results					YTD Results		Full Year Results
(US $ in millions)	2Q25	1Q25	4Q24	3Q24	2Q24	2025	2024	2024
U.S. Insurance	$114	$229	$256	$268	$254	$343	$540	$1,064
U.S. Annuities	27	22	38	34	49	49	98	170
Total U.S. core earnings	$141	$251	$294	$302	$303	$392	$638	$1,234

Manulife Financial Corporation – Second Quarter 2025	40
Global WAM by business line

	Quarterly Results					YTD Results		Full Year Results
(Canadian $ in millions)	2Q25	1Q25	4Q24	3Q24	2Q24	2025	2024	2024
Retirement	$265	$263	$259	$284	$213	$528	$407	$950
Retail	145	141	161	154	135	286	266	581
Institutional asset management	53	50	39	41	38	103	62	142
Total Global WAM core earnings	$463	$454	$459	$479	$386	$917	$735	$1,673

	Quarterly Results					YTD Results		Full Year Results
(Canadian $ in millions), CER basis(1)	2Q25	1Q25	4Q24	3Q24	2Q24	2025	2024	2024
Retirement	$265	$256	$257	$287	$214	$521	$413	$957
Retail	145	138	159	155	137	283	270	584
Institutional asset management	53	49	39	42	38	102	62	143
Total Global WAM core earnings, CER basis	$463	$443	$455	$484	$389	$906	$745	$1,684
(1)Core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q25.
Global WAM by geographic source

	Quarterly Results					YTD Results		Full Year Results
(Canadian $ in millions)	2Q25	1Q25	4Q24	3Q24	2Q24	2025	2024	2024
Asia	$126	$138	$135	$137	$125	$264	$225	$497
Canada	109	110	108	107	85	219	175	390
U.S.	228	206	216	235	176	434	335	786
Total Global WAM core earnings	$463	$454	$459	$479	$386	$917	$735	$1,673

	Quarterly Results					YTD Results		Full Year Results
(Canadian $ in millions), CER basis(1)	2Q25	1Q25	4Q24	3Q24	2Q24	2025	2024	2024
Asia	$126	$134	$133	$139	$126	$260	$229	$501
Canada	109	110	108	107	85	219	175	390
U.S.	228	199	214	238	178	427	341	793
Total Global WAM core earnings, CER basis	$463	$443	$455	$484	$389	$906	$745	$1,684
(1)Core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q25.
Core earnings available to common shareholders is a financial measure that is used in the calculation of core ROE and core EPS. It is calculated as core earnings (post-tax) less preferred share dividends and other equity distributions.

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Quarterly Results					YTD Results		Full Year Results
	2Q25	1Q25	4Q24	3Q24	2Q24	2025	2024	2024
Core earnings(1)	$1,726	$1,767	$1,907	$1,828	$1,737	$3,493	$3,447	$7,182
Less: Preferred share dividends and other equity distributions(2)	103	57	101	56	99	160	154	311
Core earnings available to common shareholders(1)	1,623	1,710	1,806	1,772	1,638	3,333	3,293	6,871
CER adjustment(3)	-	(40)	(9)	23	26	(40)	65	79
Core earnings available to common shareholders, CER basis(1)	$1,623	$1,670	$1,797	$1,795	$1,664	$3,293	$3,358	$6,950
(1)2024 core earnings and core earnings available to common shareholders have been updated to align with the presentation of GMT in 2025. See section A7
“Global Minimum Taxes (GMT)” for more information.
(2)Preferred share dividends and other equity distributions are recorded in the Corporate and Other segment. As a result, core earnings and core earnings available to common shareholders are the same figure for Asia, Canada, U.S. and Global WAM segments. Core earnings for Corporate and Other segment is reduced by preferred shares and other equity distributions to arrive at core earnings available to common shareholders. See above for the reconciliation of core earnings to net income attributed to shareholders for each segment.
(3)The impact of updating foreign exchange rates to that which was used in 2Q25.
Core ROE measures profitability using core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings. The Company calculates core ROE using average common shareholders’ equity quarterly, as the average of common shareholders’ equity at the start and end of the quarter, and annually, as the average of the quarterly average common shareholders’ equity for the year.

Manulife Financial Corporation – Second Quarter 2025	41

($ millions, unless otherwise stated)	Quarterly Results					YTD Results		Full Year Results
	2Q25	1Q25	4Q24	3Q24	2Q24	2025	2024	2024
Core earnings available to common shareholders(1)	$1,623	$1,710	$1,806	$1,772	$1,638	$3,333	$3,293	$6,871
Annualized core earnings available to common shareholders (post- tax)	$6,510	$6,935	$7,185	$7,049	$6,588	$6,721	$6,622	$6,871
Average common shareholders’ equity (see below)	$43,448	$44,394	$43,613	$42,609	$41,947	$43,921	$41,466	$42,288
Core ROE (annualized) (%)(1)	15.0%	15.6%	16.5%	16.6%	15.7%	15.3%	16.0%	16.2%
Average common shareholders’ equity
Total shareholders’ and other equity	$49,080	$51,135	$50,972	$49,573	$48,965	$49,080	$48,965	$50,972
Less: Preferred shares and other equity	6,660	6,660	6,660	6,660	6,660	6,660	6,660	6,660
Common shareholders’ equity	$42,420	$44,475	$44,312	$42,913	$42,305	$42,420	$42,305	$44,312
Average common shareholders’ equity	$43,448	$44,394	$43,613	$42,609	$41,947	$43,921	$41,466	$42,288
(1)2024 core earnings available to common shareholders and core ROE have been updated to align with the presentation of GMT in 2025. See section A7 “Global
Minimum Taxes (GMT)” for more information.
Core EPS is equal to core earnings available to common shareholders divided by diluted weighted average common shares outstanding.
Core earnings related to strategic priorities
The Company measures its progress on certain strategic priorities using core earnings, including core earnings from highest potential businesses. The core earnings for these businesses is calculated consistent with our definition of core earnings and expressed as a percentage of total core earnings.

For the six months ended June 30,	2025	2024
($ millions and post-tax, unless otherwise stated)(1)
Core earnings highest potential businesses(2)	$2,725	$2,343
Core earnings – All other businesses	768	1,104
Core earnings	3,493	3,447
Items excluded from core earnings	(1,219)	(1,539)
Net income (loss) attributed to shareholders	$2,274	$1,908
Highest potential businesses core earnings contribution(1)	78%	68%
(1)2024 core earnings, items excluded from core earnings and core earnings contribution have been updated to align with the presentation of GMT in 2025. See section A7 “Global Minimum Taxes (GMT)” for more information.
(2)Includes core earnings from Asia and Global WAM segments, Canada Group Benefits, and North American behavioural insurance products.
The effective tax rate on core earnings is equal to income tax on core earnings divided by pre-tax core earnings.
Common share core dividend payout ratio is a ratio that measures the percentage of core earnings paid to common shareholders as dividends. It is calculated as dividends per common share divided by core EPS.

	Quarterly Results					YTD Results		Full Year Results
	2Q25	1Q25	4Q24	3Q24	2Q24	2025	2024	2024
Per share dividend	$0.44	$0.44	$0.40	$0.40	$0.40	$0.88	$0.80	$1.60
Core EPS(1)	$0.95	$0.99	$1.03	$1.00	$0.91	$1.94	$1.82	$3.85
Common share core dividend payout ratio(1)	46%	44%	39%	40%	44%	45%	44%	42%
(1)2024 core EPS and common share core dividend ratio have been updated to align with the presentation of GMT in 2025. See section A7 “Global Minimum
Taxes (GMT)” for more information.
The Company also uses financial performance measures that are prepared on a constant exchange rate basis, which exclude the impact of currency fluctuations (from local currency to Canadian dollars at a total Company level and from local currency to U.S. dollars in Asia). Such financial measures may be stated on a constant exchange rate basis or the percentage growth/decline in the financial measure on a constant exchange rate basis, using the income statement and balance sheet exchange rates effective for the second quarter of 2025.
Information supporting constant exchange rate basis for GAAP and non-GAAP financial measures is presented throughout this section.

Manulife Financial Corporation – Second Quarter 2025	42
Core earnings excluding the change in ECL is equal to core earnings less the change in ECL included in core earnings. We believe this measure will aid investors to better understand our operating performance.

For the three months ended June 30,	2025	2024
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)
Core earnings	$1,726	$1,737
Less: (Increase) recovery in the ECL(1)	(83)	(4)
Core earnings, excluding change in ECL	1,809	1,741
CER adjustment(2)	-	26
Core earnings, excluding change in ECL, CER basis	$1,809	$1,767
(1)2Q24 excludes the change in ECL related to the RGA Canadian Reinsurance Transaction.
(2)The impact of updating foreign exchange rates to that which was used in 2Q25.
Core earnings available to common shareholders excluding the change in ECL is a financial measure that is used in the calculation of core EPS excluding the change in ECL. It is calculated as core earnings available to common shareholders minus the change in ECL included in core earnings. Core EPS excluding the impact of the change in ECL measures profitability to aid investors to better understand our operating performance. It is calculated using core earnings available to common shareholders excluding the change in ECL divided by the weighted average common shares outstanding.

For the three months ended June 30,	2025	2024
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)
Core earnings available to common shareholders	$1,623	$1,638
Less: (Increase) recovery in the ECL(1)	(83)	(4)
Core earnings available to common shareholders, excluding change in ECL	1,706	1,642
CER adjustment(2)	-	26
Core earnings available to common shareholders, excluding change in ECL, CER basis	$1,706	$1,668
(1)2Q24 excludes the change in ECL related to the RGA Canadian Reinsurance Transaction.
(2)The impact of updating foreign exchange rates to that which was used in 2Q25.
Basic EPS and diluted EPS, CER basis is equal to common shareholders’ net income on a CER basis divided by the weighted average common shares outstanding and diluted weighted common shares outstanding, respectively.

Manulife Financial Corporation – Second Quarter 2025	43
Drivers of Earnings (“DOE”) is used to identify the primary sources of gains or losses in each reporting period. It is one of the key tools we use to understand and manage our business. The DOE line items are comprised of amounts that have been included in our financial statements. The core DOE shows the sources of core earnings and the items excluded from core earnings, reconciled to net income attributed to shareholders. The elements of the core earnings DOE are described below:
Net Insurance Service Result represents the core earnings associated with providing insurance service to policyholders within the period including:
•Expected earnings on insurance contracts which includes the release of risk adjustment for expired non-financial risk, the
CSM recognized for service provided and expected earnings on short-term PAA insurance business.
•Impact of new insurance business relates to income at initial recognition from new insurance contracts. Losses would occur if the group of new insurance contracts was onerous at initial recognition. If reinsurance contracts provide coverage for the direct insurance contracts, then the loss is offset by a corresponding gain on reinsurance contracts held.
•Insurance experience gains (losses) arise from items such as claims, persistency, and expenses, where the actual experience in the current period differs from the expected results assumed in the insurance and investment contract liabilities. Generally, this line would be driven by claims and expenses, as persistency experience relates to future service and would be offset by changes to the carrying amount of the contractual service margin unless the group is onerous, in which case the impact of persistency experience would be included in core earnings.
•Other represents pre-tax net income on residual items in the insurance result section.
Net Investment Result represents the core earnings associated with investment results within the period. Note that results associated with Global WAM and Manulife Bank are shown on separate DOE lines. However, within the Consolidated
Statements of Income, the results associated with these businesses would impact the total investment result. This section includes:
•Expected investment earnings, which is the difference between expected asset returns and the associated finance income or expense from insurance and investment contract liabilities, net of investment expenses.
•Change in expected credit loss, which is the gain or charge to net income attributed to shareholders for credit losses to bring the allowance for credit losses to a level management considers adequate for expected credit-related losses on its portfolio.
•Expected earnings on surplus reflects the expected investment return on surplus assets.
•Other represents pre-tax net income on residual items in the investment result section.
Global WAM is the pre-tax net income from the Global Wealth and Asset Management segment, adjusted for applicable items excluded from core earnings as noted in the core earnings (loss) section above.
Manulife Bank is the pre-tax net income from Manulife Bank, adjusted for applicable items excluded from core earnings as noted in the core earnings (loss) section above.
Other represents net income associated with items outside of the net insurance service result, net investment result, Global
WAM and Manulife Bank. Other includes lines attributed to core earnings such as:
•Non-directly attributable expenses are expenses incurred by the Company which are not directly attributable to fulfilling insurance contracts. Non-directly attributable expenses exclude non-directly attributable investment expenses as they are included in the net investment result.
•Other represents pre-tax net income on residual items in the Other section. Most notably this would include the cost of financing debt issued by Manulife.
Net income attributed to shareholders includes the following items excluded from core earnings:
•Market experience gains (losses) related to items excluded from core earnings that relate to changes in market variables.
•Changes in actuarial methods and assumptions that flow directly through income related to updates in the methods and assumptions used to value insurance contract liabilities.
•Restructuring charges includes a charge taken to reorganize operations.
•Reinsurance transactions, tax-related items and other include the impacts of new or changes to in-force reinsurance contracts, the impact of enacted or substantively enacted income tax rate changes and other amounts defined as items excluded from core earnings not specifically captured in the lines above.
All of the above items are discussed in more detail in our definition of items excluded from core earnings.

Manulife Financial Corporation – Second Quarter 2025	44
DOE Reconciliation – 2Q25
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result – financial statements	$571	$370	$39	$-	$26	$1,006
Less: Insurance service result attributed to:
Items excluded from core earnings	(43)	-	28	-	-	(15)
NCI	16	-	-	-	-	16
Participating policyholders	65	25	-	-	-	90
Core net insurance service result	533	345	11	-	26	915
Core net insurance service result, CER adjustment(1)	-	-	-	-	-	-
Core net insurance service result, CER basis	$533	$345	$11	$-	$26	$915

Total investment result reconciliation
Total investment result per financial statements	$685	$433	$10	$(208)	$346	$1,266
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	-	312	-	(208)	-	104
Add: Consolidation and other adjustments from Other DOE line	1	3	28	-	(157)	(125)
Less: Net investment result attributed to:
Items excluded from core earnings	275	(27)	(208)	-	105	145
NCI	51	-	-	-	-	51
Participating policyholders	24	(2)	-	-	-	22
Core net investment result	336	153	246	-	84	819
Core net investment result, CER adjustment(1)	-	-	-	-	-	-
Core net investment result, CER basis	$336	$153	$246	$-	$84	$819

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$53	$-	$575	$-	$628
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	-	-	23	-	23
Core earnings in Manulife Bank and Global WAM	-	53	-	552	-	605
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	-	-	-	-	-	-
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$53	$-	$552	$-	$605

Other reconciliation
Other revenue per financial statements	$(92)	$85	$33	$1,902	$(77)	$1,851
General expenses per financial statements	(73)	(154)	(47)	(756)	(110)	(1,140)
Commissions related to non-insurance contracts	7	(18)	1	(362)	8	(364)
Interest expenses per financial statements	(6)	(190)	(5)	(1)	(156)	(358)
Total financial statements values included in Other	(164)	(277)	(18)	783	(335)	(11)
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(259)	-	783	-	524
Consolidation and other adjustments to net investment result DOE line	1	3	28	-	(157)	(125)
Less: Other attributed to:
Items excluded from core earnings	(97)	3	(20)	-	34	(80)
NCI	1	-	-	-	-	1
Participating policyholders	(5)	1	-	-	-	(4)
Add: Participating policyholders’ earnings transfer to shareholders	9	3	-	-	-	12
Other core earnings	(55)	(22)	(26)	-	(212)	(315)
Other core earnings, CER adjustment(1)	-	-	-	-	-	-
Other core earnings, CER basis	$(55)	$(22)	$(26)	$-	$(212)	$(315)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(149)	$(115)	$5	$(94)	$15	$(338)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(25)	(5)	42	(5)	(17)	(10)
NCI	(19)	-	-	-	-	(19)
Participating policyholders	(11)	-	-	-	-	(11)
Core income tax (expenses) recoveries	(94)	(110)	(37)	(89)	32	(298)
Core income tax (expenses) recoveries, CER adjustment(1)	-	-	-	-	-	-
Core income tax (expenses) recoveries, CER basis	$(94)	$(110)	$(37)	$(89)	$32	$(298)
(1)The impact of updating foreign exchange rates to that which was used in 2Q25.
(2)Manulife Bank is part of Canada segment.

Manulife Financial Corporation – Second Quarter 2025	45
DOE Reconciliation – 1Q25
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result – financial statements	$614	$317	$147	$-	$(35)	$1,043
Less: Insurance service result attributed to:
Items excluded from core earnings	(13)	(5)	33	-	-	15
NCI	27	-	-	-	-	27
Participating policyholders	62	14	-	-	-	76
Core net insurance service result	538	308	114	-	(35)	925
Core net insurance service result, CER adjustment(1)	(12)	-	(4)	-	-	(16)
Core net insurance service result, CER basis	$526	$308	$110	$-	$(35)	$909

Total investment result reconciliation
Total investment result per financial statements	$344	$298	$(850)	$(272)	$116	$(364)
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	-	332	-	(272)	-	60
Add: Consolidation and other adjustments from Other DOE line	-	-	-	-	(171)	(171)
Less: Net investment result attributed to:
Items excluded from core earnings	(50)	(179)	(1,210)	-	(149)	(1,588)
NCI	60	-	-	-	(2)	58
Participating policyholders	8	14	-	-	-	22
Core net investment result	326	131	360	-	96	913
Core net investment result, CER adjustment(1)	(7)	-	(13)	-	-	(20)
Core net investment result, CER basis	$319	$131	$347	$-	$96	$893

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$50	$-	$527	$-	$577
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	-	-	(13)	-	(13)
Core earnings in Manulife Bank and Global WAM	-	50	-	540	-	590
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	-	-	-	(13)	-	(13)
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$50	$-	$527	$-	$577

Other reconciliation
Other revenue per financial statements	$1	$74	$25	$1,975	$(89)	$1,986
General expenses per financial statements	(80)	(152)	(52)	(797)	(121)	(1,202)
Commissions related to non-insurance contracts	(2)	(18)	2	(377)	10	(385)
Interest expenses per financial statements	(7)	(214)	(3)	(1)	(154)	(379)
Total financial statements values included in Other	(88)	(310)	(28)	800	(354)	20
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(282)	-	800	-	518
Consolidation and other adjustments to net investment result DOE line	-	-	-	(1)	(171)	(172)
Less: Other attributed to:
Items excluded from core earnings	(17)	2	1	-	34	20
NCI	1	-	-	1	-	2
Participating policyholders	(3)	(1)	-	-	-	(4)
Add: Participating policyholders’ earnings transfer to shareholders	11	3	-	-	-	14
Other core earnings	(58)	(26)	(29)	-	(217)	(330)
Other core earnings, CER adjustment(1)	1	-	1	-	-	2
Other core earnings, CER basis	$(57)	$(26)	$(28)	$-	$(217)	$(328)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(131)	$(59)	$162	$(83)	$35	$(76)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(1)	30	246	3	6	284
NCI	(21)	-	-	-	-	(21)
Participating policyholders	(8)	-	-	-	-	(8)
Core income tax (expenses) recoveries	(101)	(89)	(84)	(86)	29	(331)
Core income tax (expenses) recoveries, CER adjustment(1)	2	-	3	2	-	7
Core income tax (expenses) recoveries, CER basis	$(99)	$(89)	$(81)	$(84)	$29	$(324)
(1)The impact of updating foreign exchange rates to that which was used in 2Q25.
(2)Manulife Bank is part of Canada segment.

Manulife Financial Corporation – Second Quarter 2025	46
DOE Reconciliation – 4Q24(1)
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	4Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result – financial statements	$545	$330	$(257)	$-	$71	$689
Less: Insurance service result attributed to:
Items excluded from core earnings	(6)	(3)	(408)	-	1	(416)
NCI	18	-	-	-	-	18
Participating policyholders	51	7	-	-	-	58
Core net insurance service result	482	326	151	-	70	1,029
Core net insurance service result, CER adjustment(2)	-	-	(2)	-	-	(2)
Core net insurance service result, CER basis	$482	$326	$149	$-	$70	$1,027

Total investment result reconciliation
Total investment result per financial statements	$279	$612	$369	$(316)	$615	$1,559
Less: Reclassify Manulife Bank(3) and Global WAM to their own DOE lines	-	382	-	(316)	-	66
Add: Consolidation and other adjustments from Other DOE line	1	1	-	-	(198)	(196)
Less: Net investment result attributed to:
Items excluded from core earnings	(56)	85	(16)	-	287	300
NCI	14	-	-	-	4	18
Participating policyholders	(3)	15	-	-	-	12
Core net investment result	325	131	385	-	126	967
Core net investment result, CER adjustment(2)	1	-	(5)	-	-	(4)
Core net investment result, CER basis	$326	$131	$380	$-	$126	$963

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$53	$-	$420	$-	$473
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	(7)	-	(122)	-	(129)
Core earnings in Manulife Bank and Global WAM	-	60	-	542	-	602
Core earnings in Manulife Bank and Global WAM, CER adjustment(2)	-	-	-	(5)	-	(5)
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$60	$-	$537	$-	$597

Other reconciliation
Other revenue per financial statements	$79	$72	$45	$2,005	$(198)	$2,003
General expenses per financial statements	(112)	(162)	(45)	(883)	(126)	(1,328)
Commissions related to non-insurance contracts	(1)	(16)	2	(385)	10	(390)
Interest expenses per financial statements	(9)	(257)	(2)	(2)	(150)	(420)
Total financial statements values included in Other	(43)	(363)	-	735	(464)	(135)
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(328)	-	735	-	407
Consolidation and other adjustments to net investment result DOE line	1	-	-	1	(198)	(196)
Less: Other attributed to:
Items excluded from core earnings	40	-	26	(1)	(46)	19
NCI	1	-	-	-	-	1
Participating policyholders	-	(2)	-	-	-	(2)
Add: Participating policyholders’ earnings transfer to shareholders	15	3	-	-	-	18
Other core earnings	(70)	(30)	(26)	-	(220)	(346)
Other core earnings, CER adjustment(2)	-	-	-	-	-	-
Other core earnings, CER basis	$(70)	$(30)	$(26)	$-	$(220)	$(346)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(156)	$(117)	$(9)	$(35)	$(89)	$(406)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(35)	(26)	89	48	(119)	(43)
NCI	(15)	-	-	-	-	(15)
Participating policyholders	(9)	6	-	-	-	(3)
Core income tax (expenses) recoveries	(97)	(97)	(98)	(83)	30	(345)
Core income tax (expenses) recoveries, CER adjustment(2)	(1)	-	2	1	-	2
Core income tax (expenses) recoveries, CER basis	$(98)	$(97)	$(96)	$(82)	$30	$(343)
(1)This reconciliation has been updated to align with the presentation of GMT in 2025. See section A7 “Global Minimum Taxes (GMT)” for more information.
(2)The impact of updating foreign exchange rates to that which was used in 2Q25.
(3)Manulife Bank is part of Canada segment.

Manulife Financial Corporation – Second Quarter 2025	47
DOE Reconciliation – 3Q24(1)
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result – financial statements	$548	$363	$338	$-	$48	$1,297
Less: Insurance service result attributed to:
Items excluded from core earnings	(3)	6	158	-	-	161
NCI	33	-	-	-	-	33
Participating policyholders	55	18	-	-	-	73
Core net insurance service result	463	339	180	-	48	1,030
Core net insurance service result, CER adjustment(2)	7	-	2	-	-	9
Core net insurance service result, CER basis	$470	$339	$182	$-	$48	$1,039

Total investment result reconciliation
Total investment result per financial statements	$644	$563	$(303)	$(196)	$393	$1,101
Less: Reclassify Manulife Bank(3) and Global WAM to their own DOE lines	-	389	-	(196)	-	193
Add: Consolidation and other adjustments from Other DOE line	(1)	1	-	-	(148)	(148)
Less: Net investment result attributed to:
Items excluded from core earnings	194	3	(668)	-	154	(317)
NCI	125	-	-	-	-	125
Participating policyholders	33	26	-	-	-	59
Core net investment result	291	146	365	-	91	893
Core net investment result, CER adjustment(2)	6	-	6	-	-	12
Core net investment result, CER basis	$297	$146	$371	$-	$91	$905

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$69	$-	$518	$-	$587
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	12	-	13	-	25
Core earnings in Manulife Bank and Global WAM	-	57	-	505	-	562
Core earnings in Manulife Bank and Global WAM, CER adjustment(2)	-	-	-	5	-	5
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$57	$-	$510	$-	$567

Other reconciliation
Other revenue per financial statements	$(42)	$74	$26	$1,875	$(5)	$1,928
General expenses per financial statements	(83)	(154)	(41)	(795)	(131)	(1,204)
Commissions related to non-insurance contracts	(3)	(15)	2	(364)	10	(370)
Interest expenses per financial statements	(5)	(253)	(4)	(1)	(148)	(411)
Total financial statements values included in Other	(133)	(348)	(17)	715	(274)	(57)
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(319)	-	715	-	396
Consolidation and other adjustments to net investment result DOE line	(1)	-	-	(1)	(148)	(150)
Less: Other attributed to:
Items excluded from core earnings	(49)	3	5	-	98	57
NCI	(2)	-	-	1	-	(1)
Participating policyholders	(6)	(3)	-	-	-	(9)
Add: Participating policyholders’ earnings transfer to shareholders	5	3	-	-	-	8
Other core earnings	(70)	(26)	(22)	-	(224)	(342)
Other core earnings, CER adjustment(2)	(2)	-	1	-	1	-
Other core earnings, CER basis	$(72)	$(26)	$(21)	$-	$(223)	$(342)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(39)	$(114)	$(13)	$(20)	$(88)	$(274)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	101	(6)	99	6	(115)	85
NCI	(26)	-	-	-	-	(26)
Participating policyholders	(14)	(4)	-	-	-	(18)
Core income tax (expenses) recoveries	(100)	(104)	(112)	(26)	27	(315)
Core income tax (expenses) recoveries, CER adjustment(2)	(1)	-	(2)	-	-	(3)
Core income tax (expenses) recoveries, CER basis	$(101)	$(104)	$(114)	$(26)	$27	$(318)
(1)This reconciliation has been updated to align with the presentation of GMT in 2025. See section A7 “Global Minimum Taxes (GMT)” for more information.
(2)The impact of updating foreign exchange rates to that which was used in 2Q25.
(3)Manulife Bank is part of Canada segment.

Manulife Financial Corporation – Second Quarter 2025	48
DOE Reconciliation – 2Q24(1)
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result – financial statements	$520	$343	$157	$-	$17	$1,037
Less: Insurance service result attributed to:
Items excluded from core earnings	(13)	(5)	43	-	1	26
NCI	17	-	-	-	-	17
Participating policyholders	47	22	-	-	-	69
Core net insurance service result	469	326	114	-	16	925
Core net insurance service result, CER adjustment(2)	13	-	2	-	-	15
Core net insurance service result, CER basis	$482	$326	$116	$-	$16	$940

Total investment result reconciliation
Total investment result per financial statements	$271	$161	$6	$(240)	$315	$513
Less: Reclassify Manulife Bank(3) and Global WAM to their own DOE lines	-	380	-	(240)	-	140
Add: Consolidation and other adjustments from Other DOE line	-	(1)	-	-	(154)	(155)
Less: Net investment result attributed to:
Items excluded from core earnings	(59)	(385)	(405)	-	65	(784)
NCI	23	-	-	-	-	23
Participating policyholders	(3)	9	-	-	-	6
Core net investment result	310	156	411	-	96	973
Core net investment result, CER adjustment(2)	9	-	5	-	-	14
Core net investment result, CER basis	$319	$156	$416	$-	$96	$987

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$48	$-	$383	$-	$431
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	(9)	-	(62)	-	(71)
Core earnings in Manulife Bank and Global WAM	-	57	-	445	-	502
Core earnings in Manulife Bank and Global WAM, CER adjustment(2)	-	-	-	3	-	3
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$57	$-	$448	$-	$505

Other reconciliation
Other revenue per financial statements	$63	$73	$27	$1,809	$(123)	$1,849
General expenses per financial statements	(79)	(155)	(32)	(828)	(131)	(1,225)
Commissions related to non-insurance contracts	(4)	(15)	1	(356)	10	(364)
Interest expenses per financial statements	(8)	(266)	(3)	(2)	(147)	(426)
Total financial statements values included in Other	(28)	(363)	(7)	623	(391)	(166)
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(333)	-	623	-	290
Consolidation and other adjustments to net investment result DOE line	-	-	-	-	(154)	(154)
Less: Other attributed to:
Items excluded from core earnings	50	2	8	(1)	(7)	52
NCI	-	-	-	1	-	1
Participating policyholders	(2)	-	-	-	-	(2)
Add: Participating policyholders’ earnings transfer to shareholders	8	2	-	-	-	10
Other core earnings	(68)	(30)	(15)	-	(230)	(343)
Other core earnings, CER adjustment(2)	(2)	-	(1)	-	-	(3)
Other core earnings, CER basis	$(70)	$(30)	$(16)	$-	$(230)	$(346)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(115)	$(39)	$(21)	$(32)	$(45)	$(252)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(12)	74	74	27	(81)	82
NCI	(2)	-	-	-	-	(2)
Participating policyholders	(6)	(6)	-	-	-	(12)
Core income tax (expenses) recoveries	(95)	(107)	(95)	(59)	36	(320)
Core income tax (expenses) recoveries, CER adjustment(2)	(1)	-	(2)	-	-	(3)
Core income tax (expenses) recoveries, CER basis	$(96)	$(107)	$(97)	$(59)	$36	$(323)
(1)This reconciliation has been updated to align with the presentation of GMT in 2025. See section A7 “Global Minimum Taxes (GMT)” for more information.
(2)The impact of updating foreign exchange rates to that which was used in 2Q25.
(3)Manulife Bank is part of Canada segment.

Manulife Financial Corporation – Second Quarter 2025	49
DOE Reconciliation – YTD 2025
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2025
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result - financial statements	$1,185	$687	$186	$-	$(9)	$2,049
Less: Insurance service result attributed to:
Items excluded from core earnings	(56)	(5)	61	-	-	-
NCI	43	-	-	-	-	43
Participating policyholders	127	39	-	-	-	166
Core net insurance service result	1,071	653	125	-	(9)	1,840
Core net insurance service result, CER adjustment(1)	(12)	-	(4)	-	-	(16)
Core net insurance service result, CER basis	$1,059	$653	$121	$-	$(9)	$1,824

Total investment result reconciliation
Total investment result per financial statements	$1,029	$731	$(840)	$(480)	$462	$902
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	-	644	-	(480)	-	164
Add: Consolidation and other adjustments from Other DOE line	1	3	28	-	(328)	(296)
Less: Net investment result attributed to:
Items excluded from core earnings	225	(206)	(1,418)	-	(44)	(1,443)
NCI	111	-	-	-	(2)	109
Participating policyholders	32	12	-	-	-	44
Core net investment result	662	284	606	-	180	1,732
Core net investment result, CER adjustment(1)	(7)	-	(13)	-	-	(20)
Core net investment result, CER basis	$655	$284	$593	$-	$180	$1,712

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$103	$-	$1,102	$-	$1,205
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	-	-	10	-	10
Core earnings in Manulife Bank and Global WAM	-	103	-	1,092	-	1,195
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	-	-	-	(13)	-	(13)
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$103	$-	$1,079	$-	$1,182

Other reconciliation
Other revenue per financial statements	$(91)	$159	$58	$3,877	$(166)	$3,837
General expenses per financial statements	(153)	(306)	(99)	(1,553)	(231)	(2,342)
Commissions related to non-insurance contracts	5	(36)	3	(739)	18	(749)
Interest expenses per financial statements	(13)	(404)	(8)	(2)	(310)	(737)
Total financial statements values included in Other	(252)	(587)	(46)	1,583	(689)	9
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(541)	-	1,583	-	1,042
Consolidation and other adjustments to net investment result DOE line	1	3	28	(1)	(328)	(297)
Less: Other attributed to:
Items excluded from core earnings	(114)	5	(19)	-	68	(60)
NCI	2	-	-	1	-	3
Participating policyholders	(8)	-	-	-	-	(8)
Add: Participating policyholders’ earnings transfer to shareholders	20	6	-	-	-	26
Other core earnings	(113)	(48)	(55)	-	(429)	(645)
Other core earnings, CER adjustment(1)	1	-	1	-	-	2
Other core earnings, CER basis	$(112)	$(48)	$(54)	$-	$(429)	$(643)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(280)	$(174)	$167	$(177)	$50	$(414)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(26)	25	288	(2)	(11)	274
NCI	(40)	-	-	-	-	(40)
Participating policyholders	(19)	-	-	-	-	(19)
Core income tax (expenses) recoveries	(195)	(199)	(121)	(175)	61	(629)
Core income tax (expenses) recoveries, CER adjustment(1)	2	-	3	2	-	7
Core income tax (expenses) recoveries, CER basis	$(193)	$(199)	$(118)	$(173)	$61	$(622)
(1)The impact of updating foreign exchange rates to that which was used in 2Q25.
(2)Manulife Bank is part of Canada segment.

Manulife Financial Corporation – Second Quarter 2025	50
DOE Reconciliation – YTD 2024(1)
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2024
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result - financial statements	$1,067	$627	$276	$-	$45	$2,015
Less: Insurance service result attributed to:
Items excluded from core earnings	(2)	(8)	45	-	-	35
NCI	50	-	-	-	-	50
Participating policyholders	95	46	-	-	-	141
Core net insurance service result	924	589	231	-	45	1,789
Core net insurance service result, CER adjustment(2)	26	-	5	-	1	32
Core net insurance service result, CER basis	$950	$589	$236	$-	$46	$1,821

Total investment result reconciliation
Total investment result per financial statements	$325	$614	$(284)	$(470)	$676	$861
Less: Reclassify Manulife Bank(3) and Global WAM to their own DOE lines	-	776	-	(470)	-	306
Add: Consolidation and other adjustments from Other DOE line	-	(2)	-	-	(310)	(312)
Less: Net investment result attributed to:
Items excluded from core earnings	(350)	(485)	(1,125)	-	171	(1,789)
NCI	63	-	-	-	-	63
Participating policyholders	(6)	16	-	-	-	10
Core net investment result	618	305	841	-	195	1,959
Core net investment result, CER adjustment(2)	20	-	15	-	1	36
Core net investment result, CER basis	$638	$305	$856	$-	$196	$1,995

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$113	$-	$809	$-	$922
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	(5)	-	(51)	-	(56)
Core earnings in Manulife Bank and Global WAM	-	118	-	860	-	978
Core earnings in Manulife Bank and Global WAM, CER adjustment(2)	-	-	-	11	-	11
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$118	$-	$871	$-	$989

Other reconciliation
Other revenue per financial statements	$118	$148	$66	$3,559	$(234)	$3,657
General expenses per financial statements	(135)	(297)	(53)	(1,571)	(271)	(2,327)
Commissions related to non-insurance contracts	(4)	(33)	4	(705)	18	(720)
Interest expenses per financial statements	(14)	(537)	(7)	(4)	(288)	(850)
Total financial statements values included in Other	(35)	(719)	10	1,279	(775)	(240)
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(664)	-	1,279	-	615
Consolidation and other adjustments to net investment result DOE line	-	(1)	-	-	(310)	(311)
Less: Other attributed to:
Items excluded from core earnings	89	(1)	17	(1)	2	106
NCI	-	-	-	1	-	1
Participating policyholders	(1)	-	-	-	-	(1)
Add: Participating policyholders’ earnings transfer to shareholders	16	5	-	-	-	21
Other core earnings	(107)	(48)	(7)	-	(467)	(629)
Other core earnings, CER adjustment(2)	(4)	-	-	-	-	(4)
Other core earnings, CER basis	$(111)	$(48)	$(7)	$-	$(467)	$(633)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(265)	$(122)	$25	$(93)	$(77)	$(532)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(34)	85	223	32	(141)	165
NCI	(20)	-	-	-	-	(20)
Participating policyholders	(18)	(9)	-	-	-	(27)
Core income tax (expenses) recoveries	(193)	(198)	(198)	(125)	64	(650)
Core income tax (expenses) recoveries, CER adjustment(2)	(4)	-	(4)	(1)	(1)	(10)
Core income tax (expenses) recoveries, CER basis	$(197)	$(198)	$(202)	$(126)	$63	$(660)
(1)This reconciliation has been updated to align with the presentation of GMT in 2025. See section A7 “Global Minimum Taxes (GMT)” for more information.
(2)The impact of updating foreign exchange rates to that which was used in 2Q25.
(3)Manulife Bank is part of Canada segment.

Manulife Financial Corporation – Second Quarter 2025	51
DOE Reconciliation – 2024(1)
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2024
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result – financial statements	$2,160	$1,320	$357	$-	$164	$4,001
Less: Insurance service result attributed to:
Items excluded from core earnings	(11)	(5)	(205)	-	1	(220)
NCI	101	-	-	-	-	101
Participating policyholders	201	71	-	-	-	272
Core net insurance service result	$1,869	$1,254	$562	$-	$163	$3,848
Core net insurance service result, CER adjustment(2)	33	-	4	-	2	39
Core net insurance service result, CER basis	$1,902	$1,254	$566	$-	$165	$3,887

Total investment result reconciliation
Total investment result per financial statements	$1,248	$1,789	$(218)	$(982)	$1,684	$3,521
Less: Reclassify Manulife Bank(3) and Global WAM to their own DOE lines	-	1,547	-	(982)	-	565
Add: Consolidation and other adjustments from Other DOE line	-	-	-	-	(656)	(656)
Less: Net investment result attributed to:
Items excluded from core earnings	(212)	(397)	(1,809)	-	612	(1,806)
NCI	202	-	-	-	4	206
Participating policyholders	24	57	-	-	-	81
Core net investment result	1,234	582	1,591	-	412	3,819
Core net investment result, CER adjustment(2)	26	-	17	-	-	43
Core net investment result, CER basis	$1,260	$582	$1,608	$-	$412	$3,862

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$235	$-	$1,747	$-	$1,982
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	-	-	(160)	-	(160)
Core earnings in Manulife Bank and Global WAM	-	235	-	1,907	-	2,142
Core earnings in Manulife Bank and Global WAM, CER adjustment(2)	-	-	-	13	-	13
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$235	$-	$1,920	$-	$2,155

Other reconciliation
Other revenue per financial statements	$155	$294	$137	$7,439	$(437)	$7,588
General expenses per financial statements	(330)	(613)	(139)	(3,249)	(528)	(4,859)
Commissions related to non-insurance contracts	(8)	(64)	8	(1,454)	38	(1,480)
Interest expenses per financial statements	(28)	(1,047)	(13)	(7)	(586)	(1,681)
Total financial statements values included in Other	(211)	(1,430)	(7)	2,729	(1,513)	(432)
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(1,311)	-	2,729	-	1,418
Consolidation and other adjustments to net investment result DOE line	-	(1)	-	-	(656)	(657)
Less: Other attributed to:
Items excluded from core earnings	80	2	48	(2)	54	182
NCI	(1)	-	-	2	-	1
Participating policyholders	(7)	(5)	-	-	-	(12)
Add: Participating policyholders’ earnings transfer to shareholders	36	11	-	-	-	47
Other core earnings	(247)	(104)	(55)	-	(911)	(1,317)
Other core earnings, CER adjustment(2)	(4)	-	-	-	-	(4)
Other core earnings, CER basis	$(251)	$(104)	$(55)	$-	$(911)	$(1,321)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(460)	$(353)	$3	$(148)	$(254)	$(1,212)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	32	53	411	86	(375)	207
NCI	(61)	-	-	-	-	(61)
Participating policyholders	(41)	(7)	-	-	-	(48)
Core income tax (expenses) recoveries	(390)	(399)	(408)	(234)	121	(1,310)
Core income tax (expenses) recoveries, CER adjustment(2)	(6)	-	(4)	(2)	-	(12)
Core income tax (expenses) recoveries, CER basis	$(396)	$(399)	$(412)	$(236)	$121	$(1,322)
(1)This reconciliation has been updated to align with the presentation of GMT in 2025. See section A7 “Global Minimum Taxes (GMT)” for more information.
(2)The impact of updating foreign exchange rates to that which was used in 2Q25.
(3)Manulife Bank is part of Canada segment.

Manulife Financial Corporation – Second Quarter 2025	52
General expenses, CER basis
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	2Q25	1Q25	4Q24	3Q24	2Q24	2025	2024	2024
General expenses	$1,140	$1,202	$1,328	$1,204	$1,225	$2,342	$2,327	$4,859
CER adjustment(1)	-	(21)	(5)	13	9	(21)	26	34
General expenses, CER basis	$1,140	$1,181	$1,323	$1,217	$1,234	$2,321	$2,353	$4,893
(1)The impact of updating foreign exchange rates to that which was used in 2Q25.
The contractual service margin (“CSM”) is a liability that represents future unearned profits on insurance contracts written. It is a component of insurance and reinsurance contract liabilities on the Statement of Financial Position and includes amounts attributed to common shareholders, participating policyholders and NCI.
Our reporting of CSM is net of NCI. Changes in the CSM net of NCI are classified as organic and inorganic. CSM growth is the percentage change in the CSM net of NCI compared with a prior period on a constant exchange rate basis.
Changes in CSM net of NCI that are classified as organic include the following impacts:
•Impact of new insurance business (“impact of new business” or “new business CSM”) is the impact from insurance contracts initially recognized in the period and includes acquisition expense related gains (losses) which impact the CSM in the period. It excludes the impact from entering into new in-force reinsurance contracts which would generally be considered a management action.
•Expected movement related to finance income or expenses (“interest accretion”) includes interest accreted on the
CSM net of NCI during the period and the expected change on VFA contracts if returns are as expected.
•CSM recognized for service provided (“CSM amortization”) is the portion of the CSM net of NCI that is recognized in net income for service provided in the period; and
•Insurance experience gains (losses) and other is primarily the change from experience variances that relate to future periods. This includes persistency experience and changes in future period cash flows caused by other current period experience.
Changes in CSM net of NCI that are classified as inorganic include the following impacts:
•Changes in actuarial methods and assumptions that adjust the CSM;
•Effect of movement in exchange rates over the reporting period;
•Impact of markets; and
•Reinsurance transactions, tax-related and other items that reflect the impact related to future cash flows from items such as gains or losses on disposition of a business, the impact of enacted or substantively enacted income tax rate changes, material one-time only adjustments that are exceptional in nature and other amounts not specifically captured in the previous inorganic items.
Post-tax CSM is used in the definition of financial leverage ratio and consolidated capital and is calculated as the CSM adjusted for the marginal income tax rate in the jurisdictions that report a CSM balance. Post-tax CSM net of NCI is used in the adjusted book value per share calculation and is calculated as the CSM net of NCI adjusted for the marginal income tax rate in the jurisdictions that report this balance.
New business CSM growth is the percentage change in the new business CSM net of NCI compared with a prior period on a constant exchange rate basis.

Manulife Financial Corporation – Second Quarter 2025	53
CSM and post-tax CSM information
($ millions pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

As at	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024
CSM	$23,722	$23,713	$23,425	$22,213	$21,760
Less: CSM for NCI	1,406	1,417	1,298	1,283	1,002
CSM, net of NCI	$22,316	$22,296	$22,127	$20,930	$20,758
CER adjustment(1)	-	(737)	(582)	50	277
CSM, net of NCI, CER basis	$22,316	$21,559	$21,545	$20,980	$21,035
CSM by segment
Asia	$15,786	$15,904	$15,540	$14,715	$13,456
Asia NCI	1,406	1,417	1,298	1,283	1,002
Canada	4,133	4,052	4,109	4,036	3,769
U.S.	2,386	2,329	2,468	2,171	3,522
Corporate and Other	11	11	10	8	11
CSM	$23,722	$23,713	$23,425	$22,213	$21,760
CSM, CER adjustment(1)
Asia	$-	$(617)	$(453)	$30	$288
Asia NCI	-	(55)	(40)	(14)	17
Canada	-	-	-	-	-
U.S.	-	(121)	(128)	20	(12)
Corporate and Other	-	-	-	-	-
Total	$-	$(793)	$(621)	$36	$293
CSM, CER basis
Asia	$15,786	$15,287	$15,087	$14,745	$13,744
Asia NCI	1,406	1,362	1,258	1,269	1,019
Canada	4,133	4,052	4,109	4,036	3,769
U.S.	2,386	2,208	2,340	2,191	3,510
Corporate and Other	11	11	10	8	11
Total CSM, CER basis	$23,722	$22,920	$22,804	$22,249	$22,053
Post-tax CSM(2)
CSM	$23,722	$23,713	$23,425	$22,213	$21,760
Marginal tax rate on CSM	(3,940)	(3,929)	(3,928)	(3,719)	(3,718)
Post-tax CSM	$19,782	$19,784	$19,497	$18,494	$18,042
CSM, net of NCI	$22,316	$22,296	$22,127	$20,930	$20,758
Marginal tax rate on CSM net of NCI	(3,789)	(3,772)	(3,774)	(3,566)	(3,608)
Post-tax CSM net of NCI	$18,527	$18,524	$18,353	$17,364	$17,150
(1)The impact of reflecting CSM and CSM net of NCI using the foreign exchange rates for the Statement of Financial Position in effect for 2Q25.
(2)2024 post-tax CSM and post-tax CSM, net of NCI have been updated to align with the presentation of GMT in 2025. See section A7 “Global Minimum Taxes
(GMT)” for more information.

Manulife Financial Corporation – Second Quarter 2025	54
New business CSM(1) detail, CER basis
($ millions pre-tax, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	2Q25	1Q25	4Q24	3Q24	2Q24	2025	2024	2024
New business CSM
Hong Kong	$286	$316	$299	$254	$200	$602	$368	$921
Japan	74	81	66	86	90	155	138	290
Asia Other(2)	303	318	221	253	188	621	463	937
International High Net Worth								187
Mainland China								270
Singapore								391
Vietnam								17
Other Emerging Markets								72
Asia	663	715	586	593	478	1,378	969	2,148
Canada	100	91	116	95	76	191	146	357
U.S.	119	101	140	71	74	220	171	382
Total new business CSM	$882	$907	$842	$759	$628	$1,789	$1,286	$2,887
New business CSM, CER adjustment(3)
Hong Kong	$-	$(11)	$(3)	$4	$1	$(11)	$6	$6
Japan	-	2	3	5	9	2	11	19
Asia Other(2)	-	(6)	(1)	5	6	(6)	15	20
International High Net Worth								2
Mainland China								2
Singapore								15
Vietnam								(1)
Other Emerging Markets								2
Asia	-	(15)	(1)	14	16	(15)	32	45
Canada	-	-	-	-	-	-	-	(1)
U.S.	-	(4)	(1)	1	1	(4)	4	3
Total new business CSM	$-	$(19)	$(2)	$15	$17	$(19)	$36	$47
New business CSM, CER basis
Hong Kong	$286	$305	$296	$258	$201	$591	$374	$927
Japan	74	83	69	91	99	157	149	309
Asia Other(2)	303	312	220	258	194	615	478	957
International High Net Worth								189
Mainland China								272
Singapore								406
Vietnam								16
Other Emerging Markets								74
Asia	663	700	585	607	494	1,363	1,001	2,193
Canada	100	91	116	95	76	191	146	356
U.S.	119	97	139	72	75	216	175	385
Total new business CSM, CER basis	$882	$888	$840	$774	$645	$1,770	$1,322	$2,934
(1)New business CSM is net of NCI.
(2)New business CSM for Asia Other is reported by country annually, on a full year basis. Other Emerging Markets within Asia Other include Indonesia, the
Philippines, Malaysia, Thailand, Cambodia and Myanmar.
(3)The impact of updating foreign exchange rates to that which was used in 2Q25.

Manulife Financial Corporation – Second Quarter 2025	55
Net income financial measures on a CER basis
($ Canadian millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	2Q25	1Q25	4Q24	3Q24	2Q24	2025	2024	2024
Net income (loss) attributed to shareholders:
Asia	$830	$624	$583	$827	$582	$1,454	$945	$2,355
Canada	390	222	439	430	79	612	352	1,221
U.S.	36	(569)	103	5	135	(533)	27	135
Global WAM	482	443	384	498	350	925	715	1,597
Corporate and Other	51	(235)	129	79	(104)	(184)	(131)	77
Total net income (loss) attributed to shareholders	1,789	485	1,638	1,839	1,042	2,274	1,908	5,385
Preferred share dividends and other equity distributions	(103)	(57)	(101)	(56)	(99)	(160)	(154)	(311)
Common shareholders’ net income (loss)	$1,686	$428	$1,537	$1,783	$943	$2,114	$1,754	$5,074
CER adjustment(1)
Asia	$-	$(33)	$(9)	$8	$(6)	$(33)	$9	$8
Canada	-	1	(4)	(1)	2	1	6	2
U.S.	-	19	(3)	2	1	19	9	8
Global WAM	-	(16)	(4)	4	4	(16)	11	11
Corporate and Other	-	5	(1)	(3)	(3)	5	(7)	(12)
Total net income (loss) attributed to shareholders	-	(24)	(21)	10	(2)	(24)	28	17
Preferred share dividends and other equity distributions	-	-	-	-	-	-	-	-
Common shareholders’ net income (loss)	$-	$(24)	$(21)	$10	$(2)	$(24)	$28	$17
Net income (loss) attributed to shareholders, CER basis
Asia	$830	$591	$574	$835	$576	$1,421	$954	$2,363
Canada	390	223	435	429	81	613	358	1,223
U.S.	36	(550)	100	7	136	(514)	36	143
Global WAM	482	427	380	502	354	909	726	1,608
Corporate and Other	51	(230)	128	76	(107)	(179)	(138)	65
Total net income (loss) attributed to shareholders, CER basis	1,789	461	1,617	1,849	1,040	2,250	1,936	5,402
Preferred share dividends and other equity distributions, CER basis	(103)	(57)	(101)	(56)	(99)	(160)	(154)	(311)
Common shareholders’ net income (loss), CER basis	$1,686	$404	$1,516	$1,793	$941	$2,090	$1,782	$5,091
Asia net income attributed to shareholders, U.S. dollars
Asia net income (loss) attributed to shareholders, US $(2)	$600	$435	$417	$606	$424	$1,035	$694	$1,717
CER adjustment, US $(1)	-	(8)	(2)	(3)	(7)	(8)	(5)	(10)
Asia net income (loss) attributed to shareholders, U.S. $, CER basis(1)	$600	$427	$415	$603	$417	$1,027	$689	$1,707
Net income (loss) attributed to shareholders (pre-tax)
Net income (loss) attributed to shareholders (post-tax)	$1,789	$485	$1,638	$1,839	$1,042	$2,274	$1,908	$5,385
Tax on net income attributed to shareholders	307	47	388	229	238	354	485	1,102
Net income (loss) attributed to shareholders (pre-tax)	2,096	532	2,026	2,068	1,280	2,628	2,393	6,487
CER adjustment(1)	-	(3)	1	23	24	(3)	31	56
Net income (loss) attributed to shareholders (pre-tax), CER basis	$2,096	$529	$2,027	$2,091	$1,304	$2,625	$2,424	$6,543
(1)The impact of updating foreign exchange rates to that which was used in 2Q25.
(2)Asia net income attributed to shareholders (post-tax) in Canadian dollars is translated to U.S. dollars using the U.S. dollar Statement of Income rate for the respective reporting period.

Manulife Financial Corporation – Second Quarter 2025	56
AUMA is a financial measure of the size of the Company. It is comprised of AUM and AUA. AUM includes assets of the
General Account, consisting of total invested assets and segregated funds net assets, and external client assets for which we provide investment management services, consisting of mutual fund, institutional asset management and other fund net assets. AUA are assets for which we provide administrative services only. Assets under management and administration is a common industry metric for wealth and asset management businesses.
Our Global WAM business also manages assets on behalf of other segments of the Company. Global WAM-managed AUMA is a financial measure equal to the sum of Global WAM’s AUMA and assets managed by Global WAM on behalf of other segments. It is an important measure of the assets managed by Global WAM.
AUM and AUMA reconciliations
(Canadian $ in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(5)
	June 30, 2025						June 30, 2025
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank(1)	$-	$28,138	$-	$-	$-	$28,138	$-	$-
Derivative reclassification(2)	-	-	-	-	4,531	4,531	-	-
Other	173,265	83,059	119,981	10,352	19,140	405,797	126,978	87,930
Total	173,265	111,197	119,981	10,352	23,671	438,466	126,978	87,930
Segregated funds net assets
Institutional	-	-	-	3,045	-	3,045	-	-
Other(3)	29,239	37,567	74,322	292,416	(31)	433,513	21,433	54,468
Total	29,239	37,567	74,322	295,461	(31)	436,558	21,433	54,468
AUM per financial statements	202,504	148,764	194,303	305,813	23,640	875,024	148,411	142,398
Mutual funds	-	-	-	331,290	-	331,290	-	-
Institutional asset management(4)	-	-	-	156,878	-	156,878	-	-
Other funds	-	-	-	19,697	-	19,697	-	-
Total AUM	202,504	148,764	194,303	813,678	23,640	1,382,889	148,411	142,398
Assets under administration	-	-	-	225,360	-	225,360	-	-
Total AUMA	$202,504	$148,764	$194,303	$1,039,038	$23,640	$1,608,249	$148,411	$142,398
Total AUMA, US $(5)						$1,178,636

Total AUMA	$202,504	$148,764	$194,303	$1,039,038	$23,640	$1,608,249
CER adjustment(6)	-	-	-	-	-	-
Total AUMA, CER basis	$202,504	$148,764	$194,303	$1,039,038	$23,640	$1,608,249

Global WAM Managed AUMA
Global WAM AUMA				$1,039,038
AUM managed by Global WAM for Manulife’s other segments				222,676
Total				$1,261,714
(1)Represents net lending assets.
(2)Corporate and Other amount is related to net derivative assets reclassified from total invested assets to other lines on the Statement of Financial Position.
(3)Corporate and Other segregated funds net assets represent elimination of amounts held by the Company.
(4)Institutional asset management excludes Institutional segregated funds net assets.
(5)US$ AUMA is calculated as total AUMA in Canadian $ divided by the US$ exchange rate in effect at the end of the quarter.
(6)The impact of updating foreign exchange rates to that which was used in 2Q25.

Manulife Financial Corporation – Second Quarter 2025	57
AUM and AUMA reconciliations
(Canadian $ in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(5)
	March 31, 2025						March 31, 2025
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank(1)	$-	$27,135	$-	$-	$-	$27,135	$-	$-
Derivative reclassification(2)	-	-	-	-	4,541	4,541	-	-
Other	171,732	84,180	125,793	9,983	22,373	414,061	119,318	87,401
Total	171,732	111,315	125,793	9,983	26,914	445,737	119,318	87,401
Segregated funds net assets
Institutional	-	-	-	3,199	-	3,199	-	-
Other(3)	28,560	37,373	75,103	284,407	(32)	425,411	19,839	52,182
Total	28,560	37,373	75,103	287,606	(32)	428,610	19,839	52,182
AUM per financial statements	200,292	148,688	200,896	297,589	26,882	874,347	139,157	139,583
Mutual funds	-	-	-	334,612	-	334,612	-	-
Institutional asset management(4)	-	-	-	156,560	-	156,560	-	-
Other funds	-	-	-	19,057	-	19,057	-	-
Total AUM	200,292	148,688	200,896	807,818	26,882	1,384,576	139,157	139,583
Assets under administration	-	-	-	218,501	-	218,501	-	-
Total AUMA	$200,292	$148,688	$200,896	$1,026,319	$26,882	$1,603,077	$139,157	$139,583
Total AUMA, US $(5)						$1,113,827

Total AUMA	$200,292	$148,688	$200,896	$1,026,319	$26,882	$1,603,077
CER adjustment(6)	(7,285)	-	(10,381)	(38,166)	-	(55,832)
Total AUMA, CER basis	$193,007	$148,688	$190,515	$988,153	$26,882	$1,547,245

Global WAM Managed AUMA
Global WAM AUMA				$1,026,319
AUM managed by Global WAM for Manulife’s other segments				225,108
Total				$1,251,427
Note: For footnotes (1) to (6), refer to the “AUM and AUMA reconciliation” table as at June 30, 2025 above.

Manulife Financial Corporation – Second Quarter 2025	58
AUM and AUMA reconciliations
(Canadian $ in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(5)
	December 31, 2024						December 31, 2024
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank(1)	$-	$26,718	$-	$-	$-	$26,718	$-	$-
Derivative reclassification(2)	-	-	-	-	5,600	5,600	-	-
Other	166,590	80,423	136,833	9,743	16,590	410,179	115,843	95,142
Total	166,590	107,141	136,833	9,743	22,190	442,497	115,843	95,142
Segregated funds net assets
Institutional	-	-	-	3,393	-	3,393	-	-
Other(3)	28,622	38,099	77,440	288,467	(33)	432,595	19,904	53,845
Total	28,622	38,099	77,440	291,860	(33)	435,988	19,904	53,845
AUM per financial statements	195,212	145,240	214,273	301,603	22,157	878,485	135,747	148,987
Mutual funds	-	-	-	333,598	-	333,598	-	-
Institutional asset management(4)	-	-	-	154,096	-	154,096	-	-
Other funds	-	-	-	19,174	-	19,174	-	-
Total AUM	195,212	145,240	214,273	808,471	22,157	1,385,353	135,747	148,987
Assets under administration	-	-	-	222,614	-	222,614	-	-
Total AUMA	$195,212	$145,240	$214,273	$1,031,085	$22,157	$1,607,967	$135,747	$148,987
Total AUMA, US $(5)						$1,118,042

Total AUMA	$195,212	$145,240	$214,273	$1,031,085	$22,157	$1,607,967
CER adjustment(6)	(5,508)	-	(10,917)	(36,769)	-	(53,194)
Total AUMA, CER basis	$189,704	$145,240	$203,356	$994,316	$22,157	$1,554,773

Global WAM Managed AUMA
Global WAM AUMA				$1,031,085
AUM managed by Global WAM for Manulife’s other segments				226,752
Total				$1,257,837
Note: For footnotes (1) to (6), refer to the “AUM and AUMA reconciliation” table as at June 30, 2025 above.

Manulife Financial Corporation – Second Quarter 2025	59
AUM and AUMA reconciliations
(Canadian $ in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(5)
	September 30, 2024						September 30, 2024
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank(1)	$-	$26,371	$-	$-	$-	$26,371	$-	$-
Derivative reclassification(2)	-	-	-	-	2,420	2,420	-	-
Other	160,377	81,874	134,164	9,464	14,482	400,361	118,748	99,311
Total	160,377	108,245	134,164	9,464	16,902	429,152	118,748	99,311
Segregated funds net assets
Institutional	-	-	-	3,289	-	3,289	-	-
Other(3)	28,163	37,902	74,916	278,759	(50)	419,690	20,852	55,454
Total	28,163	37,902	74,916	282,048	(50)	422,979	20,852	55,454
AUM per financial statements	188,540	146,147	209,080	291,512	16,852	852,131	139,600	154,765
Mutual funds	-	-	-	321,210	-	321,210	-	-
Institutional asset management(4)	-	-	-	148,386	-	148,386	-	-
Other funds	-	-	-	18,131	-	18,131	-	-
Total AUM	188,540	146,147	209,080	779,239	16,852	1,339,858	139,600	154,765
Assets under administration	-	-	-	211,617	-	211,617	-	-
Total AUMA	$188,540	$146,147	$209,080	$990,856	$16,852	$1,551,475	$139,600	$154,765
Total AUMA, US $(5)						$1,148,433

Total AUMA	$188,540	$146,147	$209,080	$990,856	$16,852	$1,551,475
CER adjustment(6)	573	-	2,049	6,400	-	9,022
Total AUMA, CER basis	$189,113	$146,147	$211,129	$997,256	$16,852	$1,560,497

Global WAM Managed AUMA
Global WAM AUMA				$990,856
AUM managed by Global WAM for Manulife’s other segments				220,309
Total				$1,211,165
Note: For footnotes (1) to (6), refer to the “AUM and AUMA reconciliation” table as at June 30, 2025 above.

Manulife Financial Corporation – Second Quarter 2025	60
AUM and AUMA reconciliations
(Canadian $ in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(5)
	June 30, 2024						June 30, 2024
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank(1)	$-	$26,045	$-	$-	$-	$26,045	$-	$-
Derivative reclassification(2)	-	-	-	-	5,546	5,546	-	-
Other	148,153	77,422	130,453	8,989	14,011	379,028	108,216	95,335
Total	148,153	103,467	130,453	8,989	19,557	410,619	108,216	95,335
Segregated funds net assets
Institutional	-	-	-	3,380	-	3,380	-	-
Other(3)	26,468	36,595	72,950	266,759	(46)	402,726	19,333	53,313
Total	26,468	36,595	72,950	270,139	(46)	406,106	19,333	53,313
AUM per financial statements	174,621	140,062	203,403	279,128	19,511	816,725	127,549	148,648
Mutual funds	-	-	-	304,214	-	304,214	-	-
Institutional asset management(4)	-	-	-	142,314	-	142,314	-	-
Other funds	-	-	-	17,202	-	17,202	-	-
Total AUM	174,621	140,062	203,403	742,858	19,511	1,280,455	127,549	148,648
Assets under administration	-	-	-	201,064	-	201,064	-	-
Total AUMA	$174,621	$140,062	$203,403	$943,922	$19,511	$1,481,519	$127,549	$148,648
Total AUMA, US $(5)						$1,082,705

Total AUMA	$174,621	$140,062	$203,403	$943,922	$19,511	$1,481,519
CER adjustment(6)	3,442	-	(574)	1,172	-	4,040
Total AUMA, CER basis	$178,063	$140,062	$202,829	$945,094	$19,511	$1,485,559

Global WAM Managed AUMA
Global WAM AUMA				$943,922
AUM managed by Global WAM for Manulife’s other segments				211,773
Total				$1,155,695
Note: For footnotes (1) to (6), refer to the “AUM and AUMA reconciliation” table as at June 30, 2025 above.

Manulife Financial Corporation – Second Quarter 2025	61
Global WAM AUMA and Managed AUMA by business line and geographic source
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

As at	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024	Sept 30, 2024	Jun 30, 2024
Global WAM AUMA by business line
Retirement	$536,639	$522,751	$521,979	$501,173	$477,740
Retail	338,616	339,653	348,938	335,570	318,269
Institutional asset management	163,783	163,915	160,168	154,113	147,913
Total	$1,039,038	$1,026,319	$1,031,085	$990,856	$943,922
Global WAM AUMA by business line, CER basis(1)
Retirement	$536,639	$501,349	$500,835	$504,793	$476,648
Retail	338,616	328,337	337,819	337,659	319,042
Institutional asset management	163,783	158,467	155,662	154,804	149,404
Total	$1,039,038	$988,153	$994,316	$997,256	$945,094
Global WAM AUMA by geographic source
Asia	$143,573	$144,660	$141,098	$137,040	$128,791
Canada	266,913	259,446	260,651	255,281	242,781
U.S.	628,552	622,213	629,336	598,535	572,350
Total	$1,039,038	$1,026,319	$1,031,085	$990,856	$943,922
Global WAM AUMA by geographic source, CER basis(1)
Asia	$143,573	$138,399	$136,528	$137,423	$131,540
Canada	266,913	259,446	260,651	255,281	242,781
U.S.	628,552	590,308	597,137	604,552	570,773
Total	$1,039,038	$988,153	$994,316	$997,256	$945,094
Global WAM Managed AUMA by business line
Retirement	$536,639	$522,751	$521,979	$501,173	$477,740
Retail	419,133	419,844	431,047	416,425	396,457
Institutional asset management	305,942	308,832	304,811	293,567	281,498
Total	$1,261,714	$1,251,427	$1,257,837	$1,211,165	$1,155,695
Global WAM Managed AUMA by business line, CER basis(1)
Retirement	$536,639	$501,349	$500,835	$504,793	$476,648
Retail	419,133	400,011	417,282	418,982	397,037
Institutional asset management	305,942	296,999	294,007	295,441	282,671
Total	$1,261,714	$1,198,359	$1,212,124	$1,219,216	$1,156,356
Global WAM Managed AUMA by geographic source
Asia	$227,797	$228,948	$225,325	$219,344	$205,776
Canada	317,864	311,252	312,816	307,051	292,698
U.S.	716,053	711,227	719,696	684,770	657,221
Total	$1,261,714	$1,251,427	$1,257,837	$1,211,165	$1,155,695
Global WAM Managed AUMA by geographic source, CER basis(1)
Asia	$227,797	$218,297	$216,441	$220,558	$208,296
Canada	317,864	311,252	312,816	307,051	292,698
U.S.	716,053	668,810	682,867	691,607	655,362
Total	$1,261,714	$1,198,359	$1,212,124	$1,219,216	$1,156,356
(1)AUMA adjusted to reflect the foreign exchange rates for the Statement of Financial Position in effect for 2Q25.
Average assets under management and administration (“average AUMA”) is the average of Global WAM’s AUMA during the reporting period. It is a measure used in analyzing and explaining fee income and earnings of our Global WAM segment. It is calculated as the average of the opening balance of AUMA and the ending balance of AUMA using daily balances where available and month-end or quarter-end averages when daily averages are unavailable. Similarly, Global WAM average managed AUMA and average AUA are the average of Global WAM’s managed AUMA and AUA, respectively, and are calculated in a manner consistent with average AUMA.

Manulife Financial Corporation – Second Quarter 2025	62
Manulife Bank net lending assets is a financial measure equal to the sum of Manulife Bank’s loans and mortgages, net of allowances. Manulife Bank average net lending assets is a financial measure which is calculated as the quarter-end average of the opening and the ending balance of net lending assets. Both of these financial measures are a measure of the size of Manulife Bank’s portfolio of loans and mortgages and are used to analyze and explain its earnings.

As at	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024
($ millions)
Mortgages	$55,479	$55,105	$54,447	$54,083	$53,031
Less: mortgages not held by Manulife Bank	29,847	30,352	30,039	29,995	29,324
Total mortgages held by Manulife Bank	25,632	24,753	24,408	24,088	23,707
Loans to Bank clients	2,506	2,382	2,310	2,283	2,338
Manulife Bank net lending assets	$28,138	$27,135	$26,718	$26,371	$26,045
Manulife Bank average net lending assets
Beginning of period	$27,135	$26,718	$26,371	$26,045	$25,420
End of period	28,138	27,135	26,718	26,371	26,045
Manulife Bank average net lending assets by quarter	$27,637	$26,927	$26,545	$26,208	$25,733
Manulife Bank average net lending assets – Year-to-date	$27,428				$25,683
Manulife Bank average net lending assets – full year			$26,020
Financial leverage ratio is calculated as the sum of long-term debt, capital instruments and preferred shares and other equity instruments divided by the sum of long-term debt, capital instruments, equity and post-tax CSM.
Adjusted book value is the sum of common shareholders’ equity and post-tax CSM net of NCI. It is an important measure for monitoring growth and measuring insurance businesses’ value. Adjusted book value per common share is calculated by dividing adjusted book value by the number of common shares outstanding at the end of the period.

As at	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024
($ millions)
Common shareholders’ equity	$42,420	$44,475	$44,312	$42,913	$42,305
Post-tax CSM, net of NCI(1)	18,527	18,524	18,353	17,364	17,150
Adjusted book value	$60,947	$62,999	$62,665	$60,277	$59,455
(1)2024 quarterly post-tax CSM, net of NCI has been updated to align with the presentation of GMT in 2025. See section A7 “Global Minimum Taxes (GMT)” for more information.
Consolidated capital serves as a foundation of our capital management activities at the MFC level. Consolidated capital is calculated as the sum of: (i) total equity excluding accumulated other comprehensive income (“AOCI”) on cash flow hedges; (ii)
post-tax CSM; and (iii) certain other capital instruments that qualify as regulatory capital. For regulatory reporting purposes under the LICAT framework, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines defined by OSFI.

As at	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024
($ millions)
Total equity	$51,253	$53,164	$52,960	$51,639	$50,756
Less: AOCI gain / (loss) on cash flow hedges	68	89	119	70	95
Total equity excluding AOCI on cash flow hedges	51,185	53,075	52,841	51,569	50,661
Post-tax CSM(1)	19,782	19,784	19,497	18,494	18,042
Qualifying capital instruments	6,985	7,542	7,532	6,997	7,714
Consolidated capital	$77,952	$80,401	$79,870	$77,060	$76,417
(1)2024 quarterly post-tax CSM has been updated to align with the presentation of GMT in 2025. See section A7 “Global Minimum Taxes (GMT)” for more information.
Core EBITDA is a financial measure which Manulife uses to better understand the long-term earnings capacity and valuation of our Global WAM business on a basis more comparable to how the profitability of global asset managers is generally measured. Core EBITDA presents core earnings before the impact of interest, taxes, depreciation, and amortization. Core
EBITDA excludes certain acquisition expenses related to insurance contracts in our retirement businesses which are deferred and amortized over the expected lifetime of the customer relationship. Core EBITDA was selected as a key performance indicator for our Global WAM business, as EBITDA is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.

Manulife Financial Corporation – Second Quarter 2025	63
Reconciliation of Global WAM core earnings to core EBITDA and Global WAM core EBITDA by business line and geographic source
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	2Q25	1Q25	4Q24	3Q24	2Q24	2025	2024	2024
Global WAM core earnings (post-tax)	$463	$454	$459	$479	$386	$917	$735	$1,673
Add back taxes, acquisition costs, other expenses and deferred sales commissions
Core income tax (expenses) recoveries (see above)	89	86	83	26	59	175	125	234
Amortization of deferred acquisition costs and other depreciation	51	46	49	48	49	97	91	188
Amortization of deferred sales commissions	20	22	20	19	19	42	39	78
Core EBITDA	$623	$608	$611	$572	$513	$1,231	$990	$2,173
CER adjustment(1)	-	(15)	(5)	7	3	(15)	12	14
Core EBITDA, CER basis	$623	$593	$606	$579	$516	$1,216	$1,002	$2,187
Core EBITDA by business line
Retirement	$358	$351	$330	$320	$284	$709	$549	$1,199
Retail	191	190	214	200	181	381	359	773
Institutional asset management	74	67	67	52	48	141	82	201
Total	$623	$608	$611	$572	$513	$1,231	$990	$2,173
Core EBITDA by geographic source
Asia	$170	$186	$167	$157	$144	$356	$283	$607
Canada	161	164	160	157	133	325	272	589
U.S.	292	258	284	258	236	550	435	977
Total	$623	$608	$611	$572	$513	$1,231	$990	$2,173
Core EBITDA by business line, CER basis(2)
Retirement	$358	$342	$328	$323	$286	$700	$556	$1,207
Retail	191	186	212	202	183	377	363	778
Institutional asset management	74	65	66	54	47	139	83	202
Total, CER basis	$623	$593	$606	$579	$516	$1,216	$1,002	$2,187
Core EBITDA by geographic source, CER basis(2)
Asia	$170	$180	$165	$160	$144	$350	$287	$612
Canada	161	164	160	157	133	325	272	589
U.S.	292	249	281	262	239	541	443	986
Total, CER basis	$623	$593	$606	$579	$516	$1,216	$1,002	$2,187
(1)The impact of updating foreign exchange rates to that which was used in 2Q25.
(2)Core EBITDA adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q25.
Core EBITDA margin is a financial measure which Manulife uses to better understand the long-term profitability of our Global
WAM business on a more comparable basis to how profitability of global asset managers are measured. Core EBITDA margin presents core earnings before the impact of interest, taxes, depreciation, and amortization divided by core revenue from these businesses. Core revenue is used to calculate our core EBITDA margin, and is equal to the sum of pre-tax other revenue and investment income in Global WAM included in core EBITDA, and it excludes such items as revenue related to integration and acquisitions and market experience gains (losses). Core EBITDA margin was selected as a key performance indicator for our
Global WAM business, as EBITDA margin is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.

Manulife Financial Corporation – Second Quarter 2025	64

	Quarterly Results					YTD Results		Full Year Results
($ millions, unless otherwise stated)	2Q25	1Q25	4Q24	3Q24	2Q24	2025	2024	2024
Core EBITDA margin
Core EBITDA	$623	$608	$611	$572	$513	$1,231	$990	$2,173
Core revenue	$2,069	$2,140	$2,140	$2,055	$1,948	$4,209	$3,821	$8,016
Core EBITDA margin	30.1%	28.4%	28.6%	27.8%	26.3%	29.2%	25.9%	27.1%
Global WAM core revenue
Other revenue per financial statements	$1,851	$1,986	$2,003	$1,928	$1,849	$3,837	$3,657	$7,588
Less: Other revenue in segments other than Global WAM	(48)	11	(2)	53	40	(37)	98	149
Other revenue in Global WAM (fee income)	$1,899	$1,975	$2,005	$1,875	$1,809	$3,874	$3,559	$7,439
Investment income per financial statements	$4,740	$4,234	$5,250	$4,487	$4,261	$8,974	$8,512	$18,249
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities per financial statements	2,377	(992)	(622)	1,730	564	1,385	1,102	2,210
Total investment income	7,117	3,242	4,628	6,217	4,825	10,359	9,614	20,459
Less: Investment income in segments other than Global WAM	6,924	3,089	4,550	5,991	4,687	10,013	9,336	19,877
Investment income in Global WAM	$193	$153	$78	$226	$138	$346	$278	$582
Total other revenue and investment income in Global WAM	$2,092	$2,128	$2,083	$2,101	$1,947	$4,220	$3,837	$8,021
Less: Total revenue reported in items excluded from core earnings
Market experience gains (losses)	20	(14)	(28)	33	(9)	6	(1)	4
Revenue related to integration and acquisitions	3	2	(29)	13	8	5	17	1
Global WAM core revenue	$2,069	$2,140	$2,140	$2,055	$1,948	$4,209	$3,821	$8,016
Core expenses is used to calculate our expense efficiency ratio and is equal to total expenses that are included in core earnings and excludes such items as material legal provisions for settlements, restructuring charges and expenses related to integration and acquisitions. Total expenses include the following amounts from our financial statements:
1.General expenses that flow directly through income;
2.Directly attributable maintenance expenses, which are reported in insurance service expenses and flow directly through income; and
3.Directly attributable acquisition expenses for contracts measured using the PAA method and for products without a CSM, both of which are reported in insurance service expenses, and flow directly through income.

	Quarterly Results					YTD Results		Full Year Results
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	2Q25	1Q25	4Q24	3Q24	2Q24	2025	2024	2024
Core expenses
General expenses – Statements of Income	$1,140	$1,202	$1,328	$1,204	$1,225	$2,342	$2,327	$4,859
Directly attributable acquisition expense for contracts measured using the PAA method and products without a CSM(1)	40	42	43	36	39	82	77	156
Directly attributable maintenance expense(1)	514	532	517	509	509	1,046	1,048	2,074
Total expenses	1,694	1,776	1,888	1,749	1,773	3,470	3,452	7,089
Less: General expenses included in items excluded from core earnings
Restructuring charge	-	-	67	25	-	-	-	92
Integration and acquisition	-	-	-	-	57	-	57	57
Legal provisions and Other expenses	5	-	24	8	3	5	9	41
Total	5	-	91	33	60	5	66	190
Core expenses	$1,689	$1,776	$1,797	$1,716	$1,713	$3,465	$3,386	$6,899
CER adjustment(2)	-	(29)	(5)	15	19	(29)	47	58
Core expenses, CER basis	$1,689	$1,747	$1,792	$1,731	$1,732	$3,436	$3,433	$6,957
Total expenses	$1,694	$1,776	$1,888	$1,749	$1,773	$3,470	$3,452	$7,089
CER adjustment(2)	-	(30)	(5)	15	20	(30)	48	58
Total expenses, CER basis	$1,694	$1,746	$1,883	$1,764	$1,793	$3,440	$3,500	$7,147
(1)Expenses are components of insurance service expenses on the Statements of Income that flow directly through income.
(2)The impact of updating foreign exchange rates to that which was used in 2Q25.

Manulife Financial Corporation – Second Quarter 2025	65
Expense efficiency ratio is a financial measure which Manulife uses to measure progress towards our target to be more efficient. It is defined as core expenses divided by the sum of core earnings before income taxes (“pre-tax core earnings”) and core expenses.
Net annualized fee income yield on average AUMA (“Net fee income yield”) is a financial measure that represents the net annualized fee income from Global WAM channels over average AUMA. This measure provides information on Global WAM’s adjusted return generated from managing AUMA.
Net annualized fee income is a financial measure that represents Global WAM income before income taxes, adjusted to exclude items unrelated to net fee income, including general expenses, investment income, non-AUMA related net benefits and claims, and net premium taxes. It also excludes the components of Global WAM net fee income from managing assets on behalf of other segments. This measure is annualized based on the number of days in the year divided by the number of days in the reporting period.
Reconciliation of income before income taxes to net fee income yield

	Quarterly Results					YTD Results		Full Year Results
($ millions, unless otherwise stated)	2Q25	1Q25	4Q24	3Q24	2Q24	2025	2024	2024
Income before income taxes	$2,261	$699	$2,113	$2,341	$1,384	$2,960	$2,636	$7,090
Less: Income before income taxes for segments other than Global WAM	1,686	171	1,694	1,822	1,001	1,857	1,827	5,343
Global WAM income before income taxes	575	528	419	519	383	1,103	809	1,747
Items unrelated to net fee income	667	739	882	677	771	1,406	1,436	2,995
Global WAM net fee income	1,242	1,267	1,301	1,196	1,154	2,509	2,245	4,742
Less: Net fee income from other segments	171	170	181	169	169	341	324	674
Global WAM net fee income excluding net fee income from other segments	1,071	1,097	1,120	1,027	985	2,168	1,921	4,068
Net annualized fee income	$4,297	$4,451	$4,455	$4,084	$3,963	$4,373	$3,864	$4,068
Average Assets under Management and Administration	$1,005,290	$1,041,116	$1,015,454	$963,003	$933,061	$1,022,398	$916,730	$946,087
Net fee income yield (bps)	42.7	42.7	43.9	42.4	42.5	42.7	42.2	43.0
New business value (“NBV”) is calculated as the present value of shareholders’ interests in expected future distributable earnings, after the cost of capital calculated under the LICAT framework in Canada and the International High Net Worth business, and the local capital requirements in Asia and the U.S., on actual new business sold in the period using assumptions with respect to future experience. NBV excludes businesses with immaterial insurance risks, such as the Company’s Global
WAM, Manulife Bank and the P&C Reinsurance businesses. NBV is a useful metric to evaluate the value created by the
Company’s new business franchise.
New business value margin (“NBV margin”) is calculated as NBV divided by APE sales excluding NCI. APE sales are calculated as 100% of regular premiums and deposits sales and 10% of single premiums and deposits sales. NBV margin is a useful metric to help understand the profitability of our new business.
Sales are measured according to product type:
For individual insurance, sales include 100% of new annualized premiums and 10% of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year. Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance. Sales are reported gross before the impact of reinsurance.
For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.
Insurance-based wealth accumulation product sales include all new deposits into variable and fixed annuity contracts. As we discontinued sales of new variable annuity contracts in the U.S. in the first quarter of 2013, subsequent deposits into existing
U.S. variable annuity contracts are not reported as sales. Asia variable annuity deposits are included in APE sales.
APE sales are comprised of 100% of regular premiums and deposits and 10% of excess and single premiums and deposits for both insurance and insurance-based wealth accumulation products.
Gross flows is a new business measure presented for our Global WAM business and includes all deposits into mutual funds, group pension/retirement savings products, private wealth and institutional asset management products. Gross flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting assets.

Manulife Financial Corporation – Second Quarter 2025	66
Net flows is presented for our Global WAM business and includes gross flows less redemptions for mutual funds, group pension/retirement savings products, private wealth and institutional asset management products. In addition, net flows include the net flows of exchange-traded funds and non-proprietary products sold by Manulife Securities. Net flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting and retaining assets. When net flows are positive, they are referred to as net inflows. Conversely, negative net flows are referred to as net outflows.
Remittances is defined as the cash remitted or made available for distribution to Manulife Financial Corporation from its subsidiaries. It is a key metric used by management to evaluate our financial flexibility.
E4Caution Regarding Forward-Looking Statements
From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities
Litigation Reform Act of 1995.
The forward-looking statements in this document include, but are not limited to, statements with respect to the Company’s strategic priorities and targets, its medium-term financial and operating targets, the impact of the transition to the eMPF platform on core earnings from our MPF business, planned share buybacks, the impact of changes in tax laws and the probability and impact of LICAT scenario switches, the expected benefits and time to close the Comvest Credit Partners acquisition, and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”,
“suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”,
“continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, inflation rates, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties);
changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate;
changes in regulatory capital requirements; our ability to obtain premium rate increases on in-force policies; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as fair value through other comprehensive income; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used;
political, legal, operational and other risks associated with our operations; geopolitical uncertainty, including international conflicts and trade disputes; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems;
environmental concerns, including climate change; our ability to protect our intellectual property and exposure to claims of infringement; our inability to withdraw cash from subsidiaries; the expected time to close the Comvest Credit Partners acquisition; the anticipated benefits of the Comvest Credit Partners acquisition and the fact that the amount and timing of any future common share repurchases will depend on the earnings, cash requirements and financial condition of Manulife, market conditions, capital requirements (including under LICAT capital standards), common share issuance requirements, applicable law and regulations (including Canadian and U.S. securities laws and Canadian insurance company regulations), and other factors deemed relevant by Manulife, and may be subject to regulatory approval or conditions.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in this document under
“Risk Management and Risk Factors Update” and “Critical Actuarial and Accounting Policies”, under “Risk Management and
Risk Factors” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and Analysis in our most recent annual report and, in the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.

Manulife Financial Corporation – Second Quarter 2025	67
The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.
E5Quarterly Financial Information
The following table provides summary information related to our eight most recently completed quarters.

As at and for the three months ended	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024	Sept 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023	Sept 30, 2023
($ millions, except per share amounts or otherwise stated)
Revenue
Insurance revenue	$6,990	$7,062	$6,834	$6,746	$6,515	$6,497	$6,414	$6,215
Net investment result	6,796	2,946	4,194	5,912	4,512	4,493	6,784	1,265
Other revenue	1,851	1,986	2,003	1,928	1,849	1,808	1,719	1,645
Total revenue	$15,637	$11,994	$13,031	$14,586	$12,876	$12,798	$14,917	$9,125
Income (loss) before income taxes	$2,261	$699	$2,113	$2,341	$1,384	$1,252	$2,123	$1,174
Income tax (expenses) recoveries	(338)	(76)	(406)	(274)	(252)	(280)	(322)	51
Net income (loss)	$1,923	$623	$1,707	$2,067	$1,132	$972	$1,801	$1,225
Net income (loss) attributed to shareholders	$1,789	$485	$1,638	$1,839	$1,042	$866	$1,659	$1,013
Basic earnings (loss) per common share	$0.99	$0.25	$0.88	$1.01	$0.53	$0.45	$0.86	$0.53
Diluted earnings (loss) per common share	$0.98	$0.25	$0.88	$1.00	$0.52	$0.45	$0.86	$0.52
Segregated funds deposits	$12,408	$14,409	$11,927	$11,545	$11,324	$12,206	$10,361	$10,172
Total assets (in billions)	$977	$981	$979	$953	$915	$907	$876	$836
Weighted average common shares (in millions)	1,710	1,723	1,746	1,774	1,793	1,805	1,810	1,826
Diluted weighted average common shares (in millions)	1,715	1,729	1,752	1,780	1,799	1,810	1,814	1,829
Dividends per common share	$0.440	$0.440	$0.400	$0.400	$0.400	$0.400	$0.365	$0.365
CDN$ to US$1 – Statement of Financial Position	1.3645	1.4393	1.4382	1.3510	1.3684	1.3533	1.3186	1.3520
CDN$ to US$1 – Statement of Income	1.3837	1.4349	1.3987	1.3639	1.3682	1.3485	1.3612	1.3411
E6Revenue

	Quarterly Results			YTD Results
($ millions, unaudited)	2Q25	1Q25	2Q24	2025	2024
Insurance revenue	$6,990	$7,062	$6,515	$14,052	$13,012
Net investment income	6,796	2,946	4,512	9,742	9,005
Other revenue	1,851	1,986	1,849	3,837	3,657
Total revenue	$15,637	$11,994	$12,876	$27,631	$25,674
Asia	$4,935	$2,590	$3,814	$7,525	$7,400
Canada	3,758	3,662	3,037	7,420	6,577
U.S.	4,720	3,725	4,002	8,445	7,693
Global Wealth and Asset Management	1,767	1,798	1,633	3,565	3,185
Corporate and Other	457	219	390	676	819
Total revenue	$15,637	$11,994	$12,876	$27,631	$25,674
Total revenue was $15.6 billion in 2Q25 compared with $12.9 billion in 2Q24 due to higher net investment income and insurance revenue.
By segment, the increase in revenue reflected higher net investment income in all segments and higher insurance revenue in the Asia, the U.S. and Canada.
On a year-to-date basis, total revenue was $27.6 billion in 2025 compared with $25.7 billion in in the same period of 2024 due to an increase in insurance revenue, net investment income and other revenue.
By segment, the increase in year-to-date revenue reflected higher insurance revenue in Asia, the U.S. and Canada, higher net investment income in Canada, the U.S. and Global WAM partially offset by lower investment income in Corporate and Other and Asia, and higher other revenue in Global WAM partially offset by lower other revenue in Asia.

Manulife Financial Corporation – Second Quarter 2025	68
E7Other
No changes were made in our internal control over financial reporting during the three months ended June 30, 2025, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
As in prior quarters, MFC’s Audit Committee has reviewed this MD&A and the unaudited interim financial report and MFC’s
Board of Directors approved this MD&A prior to its release.

Manulife Financial Corporation – Second Quarter 2025	69
Consolidated Statements of Financial Position

As at	June 30, 2025	December 31, 2024
(Canadian $ in millions, unaudited)
Assets
Cash and short-term securities	$23,773	$25,789
Debt securities	208,369	210,621
Public equities	34,668	33,725
Mortgages	55,479	54,447
Private placements	49,014	49,668
Loans to Bank clients	2,506	2,310
Real estate	12,767	13,263
Other invested assets	51,890	52,674
Total invested assets (note 3)	$438,466	442,497
Other assets
Accrued investment income	2,901	2,969
Derivatives (note 4)	9,093	8,667
Insurance contract assets (note 5)	183	102
Reinsurance contract held assets (note 5)	61,235	59,015
Deferred tax assets	5,934	5,884
Goodwill and intangible assets	10,825	11,052
Miscellaneous	12,274	12,644
Total other assets	102,445	100,333
Segregated funds net assets (note 15)	436,558	435,988
Total assets	$977,469	$978,818
Liabilities and Equity
Liabilities
Insurance contract liabilities, excluding those for account of segregated fund holders (note 5)	$397,487	$396,401
Reinsurance contract held liabilities (note 5)	2,942	2,669
Investment contract liabilities (note 6)	14,071	13,498
Deposits from Bank clients	22,416	22,063
Derivatives (note 4)	13,609	14,252
Deferred tax liabilities	1,901	1,890
Other liabilities	23,955	24,936
Long-term debt (note 8)	6,292	6,629
Capital instruments (note 9)	6,985	7,532
Total liabilities, excluding those for account of segregated fund holders	489,658	489,870
Insurance contract liabilities for account of segregated fund holders (note 5)	123,539	126,545
Investment contract liabilities for account of segregated fund holders	313,019	309,443
Insurance and investment contract liabilities for account of segregated fund holders (note 15)	436,558	435,988
Total liabilities	926,216	925,858
Equity
Preferred shares and other equity (note 10)	6,660	6,660
Common shares (note 10)	20,398	20,681
Contributed surplus	201	204
Shareholders and other equity holders’ retained earnings	4,538	4,764
Shareholders and other equity holders’ accumulated other comprehensive income (loss) (“AOCI”):
Insurance finance income (expenses)	35,439	37,999
Reinsurance finance income (expenses)	(6,540)	(7,048)
Fair value through other comprehensive income (“OCI”) investments	(17,196)	(19,733)
Translation of foreign operations	5,589	7,327
Other	(9)	118
Total shareholders and other equity holders’ equity	49,080	50,972
Participating policyholders’ equity	775	567
Non-controlling interests	1,398	1,421
Total equity	51,253	52,960
Total liabilities and equity	$977,469	$978,818
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.
Phil Witherington
President and Chief Executive Officer
Don Lindsay
Chair of the Board of Directors

Manulife Financial Corporation – Second Quarter 2025	70
Consolidated Statements of Income

For the	three months ended June 30,		six months ended June 30,
(Canadian $ in millions except per share amounts, unaudited)	2025	2024	2025	2024
Insurance service result
Insurance revenue (note 5)	$6,990	$6,515	$14,052	$13,012
Insurance service expenses	(5,765)	(5,272)	(11,473)	(10,544)
Net expenses from reinsurance contracts held	(219)	(206)	(530)	(453)
Total insurance service result	1,006	1,037	2,049	2,015
Investment result
Investment income (note 3)
Investment income	4,740	4,261	8,974	8,512
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities	2,377	564	1,385	1,102
Investment expenses	(321)	(313)	(617)	(609)
Net investment income (loss)	6,796	4,512	9,742	9,005
Insurance finance income (expenses) and effect of movement in foreign exchange rates (note 5)	(5,171)	(4,623)	(8,910)	(9,081)
Reinsurance finance income (expenses) and effect of movement in foreign exchange rates (note 5)	(199)	754	321	1,178
Decrease (increase) in investment contract liabilities	(160)	(130)	(251)	(241)
	1,266	513	902	861
Segregated funds investment result (note 15)
Investment income related to segregated funds net assets	25,707	5,808	23,068	28,434
Financial changes related to insurance and investment contract liabilities for account of segregated fund holders	(25,707)	(5,808)	(23,068)	(28,434)
Net segregated funds investment result	-	-	-	-
Total investment result	1,266	513	902	861
Other revenue (note 11)	1,851	1,849	3,837	3,657
General expenses	(1,140)	(1,225)	(2,342)	(2,327)
Commissions related to non-insurance contracts	(364)	(364)	(749)	(720)
Interest expenses	(358)	(426)	(737)	(850)
Net income (loss) before income taxes	2,261	1,384	2,960	2,636
Income tax (expenses) recoveries	(338)	(252)	(414)	(532)
Net income (loss)	$1,923	$1,132	$2,546	$2,104
Net income (loss) attributed to:
Non-controlling interests	$49	$39	$115	$94
Participating policyholders	85	51	157	102
Shareholders and other equity holders	1,789	1,042	2,274	1,908
	$1,923	$1,132	$2,546	$2,104
Net income (loss) attributed to shareholders	$1,789	$1,042	$2,274	$1,908
Preferred share dividends and other equity distributions	(103)	(99)	(160)	(154)
Common shareholders’ net income (loss)	$1,686	$943	$2,114	$1,754
Earnings per share
Basic earnings per common share (note 10)	$0.99	$0.53	$1.23	$0.97
Diluted earnings per common share (note 10)	0.98	0.52	1.23	0.97
Dividends per common share	0.44	0.40	0.88	0.80
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Second Quarter 2025	71
Consolidated Statements of Comprehensive Income

For the	three months ended June 30,		six months ended June 30,
(Canadian $ in millions, unaudited)	2025	2024	2025	2024
Net income (loss)	$1,923	$1,132	$2,546	$2,104
Other comprehensive income (loss) (“OCI”), net of tax:
Items that may be subsequently reclassified to net income:
Foreign exchange gains (losses) on:
Translation of foreign operations	(2,158)	391	(2,081)	1,138
Net investment hedges	361	(85)	343	(240)
Insurance finance income (expenses)	(1,985)	3,381	(3,214)	7,428
Reinsurance finance income (expenses)	(10)	(903)	543	(1,987)
Fair value through OCI investments:
Unrealized gains (losses) arising during the period on assets supporting insurance and investment contract liabilities	1,554	(2,143)	2,238	(5,539)
Reclassification of net realized gains (losses) and provision for credit losses recognized in income	22	457	831	1,352
Other	(101)	25	(80)	64
Total items that may be subsequently reclassified to net income	(2,317)	1,123	(1,420)	2,216
Items that will not be reclassified to net income	(13)	39	(46)	88
Other comprehensive income (loss), net of tax	(2,330)	1,162	(1,466)	2,304
Total comprehensive income (loss), net of tax	$(407)	$2,294	$1,080	$4,408
Total comprehensive income (loss) attributed to:
Non-controlling interests	$7	$86	$(22)	$(18)
Participating policyholders	138	65	208	122
Shareholders and other equity holders	(552)	2,143	894	4,304
Income Taxes included in Other Comprehensive Income

For the	three months ended June 30,		six months ended June 30,
(Canadian $ in millions, unaudited)	2025	2024	2025	2024
Income tax expenses (recoveries) on:
Unrealized foreign exchange gains (losses) on translation of foreign operations	$(1)	$1	$(1)	$1
Unrealized foreign exchange gains (losses) on net investment hedges	24	(11)	19	(18)
Insurance / reinsurance finance income (expenses)	(232)	549	(338)	1,498
Unrealized gains (losses) on fair value through OCI investments	112	(356)	147	(1,095)
Reclassification of net realized gains (losses) on fair value through OCI investments	(11)	145	182	331
Other	(41)	15	(40)	40
Total income tax expenses (recoveries)	$(149)	$343	$(31)	$757
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Second Quarter 2025	72
Consolidated Statements of Changes in Equity

For the six months ended June 30,
(Canadian $ in millions, unaudited)	2025	2024
Preferred shares and other equity
Balance, beginning of period	$6,660	$6,660
Issued (note 10)	-	-
Balance, end of period	6,660	6,660
Common shares
Balance, beginning of period	20,681	21,527
Repurchased (note 10)	(318)	(295)
Issued on exercise of stock options and deferred share units	35	82
Balance, end of period	20,398	21,314
Contributed surplus
Balance, beginning of period	204	222
Exercise of stock options and deferred share units	(3)	(12)
Balance, end of period	201	210
Shareholders and other equity holders’ retained earnings
Balance, beginning of period	4,764	4,819
Net income (loss) attributed to shareholders and other equity holders	2,274	1,908
Common shares repurchased (note 10)	(842)	(560)
Preferred share dividends and other equity distributions	(160)	(154)
Common share dividends	(1,498)	(1,440)
Other	-	1
Balance, end of period	4,538	4,574
Shareholders and other equity holders’ accumulated other comprehensive income (loss) (“AOCI”)
Balance, beginning of period	18,663	13,811
Change in unrealized foreign exchange gains (losses) on net foreign operations	(1,738)	898
Changes in insurance / reinsurance finance income (expenses)	(2,052)	5,600
Change in unrealized gains (losses) on fair value through OCI investments	2,537	(4,254)
Other changes in OCI attributed to shareholders and other equity holders	(127)	152
Balance, end of period	17,283	16,207
Total shareholders and other equity holders’ equity, end of period	49,080	48,965
Participating policyholders’ equity
Balance, beginning of period	567	257
Net income (loss) attributed to participating policyholders	157	102
Other comprehensive income (losses) attributed to participating policyholders	51	20
Balance, end of period	775	379
Non-controlling interests
Balance, beginning of period	1,421	1,431
Net income (loss) attributed to non-controlling interests	115	94
Other comprehensive income (losses) attributed to non-controlling interests	(137)	(112)
Contributions (distributions and acquisitions), net	(1)	(1)
Balance, end of period	1,398	1,412
Total equity, end of period	$51,253	$50,756
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Second Quarter 2025	73
Consolidated Statements of Cash Flows

For the six months ended June 30,
(Canadian $ in millions, unaudited)	2025	2024
Operating activities
Net income (loss)	$2,546	$2,104
Adjustments:
Increase (decrease) in insurance contract net liabilities (note 5)	8,720	3,202
Increase (decrease) in investment contract liabilities	251	241
(Increase) decrease in reinsurance contract assets, excluding reinsurance transactions noted below (note 5)	(738)	(564)
Amortization of (premium) discount on invested assets	(176)	(142)
Contractual service margin (“CSM”) amortization	(1,252)	(1,167)
Other amortization	413	302
Net realized and unrealized (gains) losses and impairment on assets	(1,529)	1,310
Deferred income tax expenses (recoveries)	(92)	66
Loss (gain) on reinsurance transactions (pre-tax) (note 5)	(9)	71
Cash provided by operating activities before undernoted items	8,134	5,423
Changes in policy related and operating receivables and payables	5,829	6,426
Cash provided by (used in) operating activities	13,963	11,849
Investing activities
Purchases and mortgage advances	(66,756)	(67,008)
Disposals and repayments	53,902	57,009
Change in investment broker net receivables and payables	401	264
Net cash increase (decrease) from sale (purchase) of subsidiaries	-	(298)
Cash provided by (used in) investing activities	(12,453)	(10,033)
Financing activities
Change in repurchase agreements and securities sold but not yet purchased	(557)	233
Secured borrowings including securitization transactions	1,047	516
Change in deposits from Bank clients, net	373	113
Lease payments	(56)	(61)
Shareholders’ dividends and other equity distributions	(1,658)	(1,594)
Common shares repurchased (note 10)	(1,160)	(855)
Common shares issued, net (note 10)	35	82
Issue of capital instruments, net (note 9)	497	1,596
Redemption of capital instruments (note 9)	(1,000)	(609)
Contributions from (distributions to) non-controlling interests, net	(1)	(1)
Cash provided by (used in) financing activities	(2,480)	(580)
Cash and short-term securities
Increase (decrease) during the period	(970)	1,236
Effect of foreign exchange rate changes on cash and short-term securities	(814)	341
Balance, beginning of period	24,942	19,884
Balance, end of period	23,158	21,461
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	25,789	20,338
Net payments in transit, included in other liabilities	(847)	(454)
Net cash and short-term securities, beginning of period	24,942	19,884
End of period
Gross cash and short-term securities	23,773	22,098
Net payments in transit, included in other liabilities	(615)	(637)
Net cash and short-term securities, end of period	$23,158	$21,461
Supplemental disclosures on cash flow information
Interest received	$6,979	$6,813
Interest paid	815	818
Income taxes paid	524	713
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Second Quarter 2025	74
CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Canadian $ in millions except per share amounts or unless otherwise stated, unaudited)
Note 1    Nature of Operations and Material Accounting Policy Information
(a)Reporting entity
Manulife Financial Corporation (“MFC”) is a publicly traded company and the holding company of The Manufacturers Life
Insurance Company (“MLI”), a Canadian life insurance company. MFC, including its subsidiaries (collectively, “Manulife” or the
“Company”) is a leading financial services group with principal operations in Asia, Canada and the United States. Manulife’s international network of employees, agents and distribution partners offers financial protection and wealth management products and services to personal and business clients as well as asset management services to institutional customers. The
Company operates as Manulife in Asia and Canada and as John Hancock and Manulife in the United States.
These Interim Consolidated Financial Statements and condensed notes have been prepared in accordance with International
Accounting Standard (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board
(“IASB”), using accounting policies which are consistent with those used in the Company’s 2024 Annual Consolidated
Financial Statements.
These Interim Consolidated Financial Statements should be read in conjunction with the audited Annual Consolidated
Financial Statements for the year ended December 31, 2024, included on pages 143 to 269 of the Company’s 2024 Annual
Report, as well as the disclosures on risk in denoted components of the “Risk Management and Risk Factors Update” section of the Second Quarter 2025 Management Discussion and Analysis (“MD&A”). Those denoted risk disclosures are an integral part of these Interim Consolidated Financial Statements.
These Interim Consolidated Financial Statements as at and for the three and six months ended ended June 30, 2025 were authorized for issue by MFC’s Board of Directors on August 6, 2025.
(b)Basis of preparation
Refer to note 1 of the Company’s 2024 Annual Consolidated Financial Statements for a summary of material estimation processes used in the preparation of these Interim Consolidated Financial Statements under International Financial Reporting
Standards (“IFRS”) and description of the Company’s measurement techniques in determining carrying values and respective fair values of its assets and liabilities.
Note 2    Accounting and Reporting Changes
Future accounting and reporting changes
(I)Annual Improvements to IFRS Accounting Standards – Volume 11
Annual Improvements to IFRS Accounting Standards – Volume 11 was issued in July 2024 and is effective on or after January
1, 2026. The IASB issued eight minor amendments to different standards as part of the Annual Improvements process, to be applied retrospectively except for amendments to IFRS 1 “First-Time Adoption of International Financial Reporting Standards”
for first time adopters and to IFRS 9 “Financial Instruments” (“IFRS 9”) for derecognition of lease liabilities. Adoption of these amendments is not expected to have a significant impact on the Company’s Consolidated Financial Statements.
(II)Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)
Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 “Financial Instruments”
and IFRS 7 “Financial Instruments: Disclosures” (“IFRS 7”)) were issued in May 2024 to be effective for years beginning on
January 1, 2026 and to be applied retrospectively. The amendments clarify guidance on timing of derecognition of financial liabilities, on the assessment of cash flow characteristics and resulting classification and disclosure of financial assets with terms referencing contingent events including environmental, social and corporate governance events, and of the treatment of non-recourse assets and contractually linked instruments. The Company is assessing the impact of these amendments on the
Company’s Consolidated Financial Statements.

Manulife Financial Corporation – Second Quarter 2025	75
(III)IFRS 18 “Presentation and Disclosure in the Financial Statements”
IFRS 18 “Presentation and Disclosure in Financial Statements” (“IFRS 18”) was issued in April 2024 to be effective for years beginning on January 1, 2027 and to be applied retrospectively. The standard replaces IAS 1 “Presentation of Financial
Statements” (“IAS 1”) while carrying forward many elements of IAS 1 unchanged. IFRS 18 introduces three sets of new requirements for presentation of financial statements and disclosures within financial statements:
•Introduction of five defined categories of income and expenses: operating, investing, financing, income taxes and discontinued operations, with defined subtotals and totals for “operating income (loss)”, “income or loss before financing and income taxes” and “income (loss)”,
•disclosure within a note to financial statements of management-defined performance measures (“MPMs”) with a reconciliation between MPMs and IFRS performance measures. MPMs are defined as subtotals of income and expenses not specified by IFRS Accounting Standards, which are used in public communications outside financial statements to communicate management’s view of the Company’s financial performance, and
•enhanced guidance on organizing information and determining whether to provide the information in the financial statements or in the notes. IFRS 18 also requires enhanced disclosure of operating expenses based on their characteristics, including their nature, function or both.
The Company is assessing the impact of this standard on the Company’s Consolidated Financial Statements.
(IV)Amendments to IAS 12 “Income Taxes”
Amendments to IAS 12 “Income Taxes” (“IAS 12”) were issued in May 2023. The amendments relate to the Organization for
Economic Co-operation and Development’s International Pillar Two tax reform, which seeks to establish a global minimum income tax rate of 15% and addresses inter-jurisdictional base erosion and profit shifting, targeting larger international companies. Most jurisdictions have agreed to participate and effective dates for Global Minimum Taxes (“GMT”) vary by jurisdiction based on local legislation.
The amendments require that, effective for years beginning on or after January 1, 2023, disclosure of current tax expense or recovery related to GMT is required along with, to the extent that GMT legislation is enacted or substantively enacted but not yet in effect, disclosure of known or reasonably estimable information that helps users of financial statements understand the
Company’s exposure to GMT arising from that legislation.
The Company expects to pay GMT of $93 and $154 for the three and six months ended June 30, 2025, arising from its operations in Barbados, China and Hong Kong (2024 – $44 and $88 for all worldwide operations, respectively).
The amendments also introduce a temporary mandatory exception in IAS 12 from recognizing and disclosing deferred tax assets and liabilities related to GMT. The Company has applied the temporary exception from accounting for deferred taxes in respect of GMT.

Manulife Financial Corporation – Second Quarter 2025	76
Note 3    Invested Assets and Investment Income
(a)Carrying values and fair values of invested assets

As at June 30, 2025	FVTPL(1)	FVOCI(2)	Other(3)	Total carrying value	Total fair value(4)
Cash and short-term securities(5)	$3	$17,891	$5,879	$23,773	$23,773
Debt securities(6)
Canadian government and agency	1,053	18,572	-	19,625	19,625
U.S. government and agency	38	27,136	630	27,804	27,539
Other government and agency	91	37,219	-	37,310	37,310
Corporate	2,663	118,702	500	121,865	121,679
Mortgage / asset-backed securities	167	1,598	-	1,765	1,765
Public equities (FVTPL mandatory)	34,668	-	-	34,668	34,668
Mortgages	1,329	28,499	25,651	55,479	55,904
Private placements	872	48,142	-	49,014	49,014
Loans to Bank clients	-	-	2,506	2,506	2,487
Real estate
Own use property(7)	-	-	2,625	2,625	2,751
Investment property	-	-	10,142	10,142	10,142
Other invested assets
Alternative long-duration assets(8)	33,804	371	13,106	47,281	48,360
Various other(9)	134	-	4,475	4,609	4,609
Total invested assets	$74,822	$298,130	$65,514	$438,466	$439,626

As at December 31, 2024	FVTPL(1)	FVOCI(2)	Other(3)	Total carrying value	Total fair value(4)
Cash and short-term securities(5)	$25	$19,909	$5,855	$25,789	$25,789
Debt securities(6)
Canadian government and agency	1,056	18,671	-	19,727	19,727
U.S. government and agency	58	27,628	968	28,654	28,366
Other government and agency	68	35,402	-	35,470	35,470
Corporate	2,761	121,674	527	124,962	124,762
Mortgage / asset-backed securities	17	1,791	-	1,808	1,808
Public equities (FVTPL mandatory)	33,725	-	-	33,725	33,725
Mortgages	1,239	28,792	24,416	54,447	54,812
Private placements	866	48,802	-	49,668	49,668
Loans to Bank clients	-	-	2,310	2,310	2,285
Real estate
Own use property(7)	-	-	2,674	2,674	2,798
Investment property	-	-	10,589	10,589	10,589
Other invested assets
Alternative long-duration assets(8)	34,334	389	13,140	47,863	48,875
Various other(9)	140	-	4,671	4,811	4,811
Total invested assets	$74,289	$303,058	$65,150	$442,497	$443,485
(1)Fair value through profit or loss (“FVTPL”) classification was elected for debt instruments backing certain insurance contract liabilities to substantially reduce any accounting mismatch arising from changes in the fair value of these assets, and changes in the carrying value of the related insurance contract liabilities.
(2)Fair value through other comprehensive income (“FVOCI”) classification for debt instruments backing certain insurance contract liabilities inherently reduces any accounting mismatch arising from changes in the fair value of these assets, and changes in the carrying value of the related insurance contract liabilities.
(3)Other includes mortgages and loans to Bank clients held at amortized cost, own use properties held at fair value or cost, investment properties held at fair value, and equity method accounted investments (including leveraged leases). Also includes debt securities, which qualify as having Solely Payment of
Principal and Interest (“SPPI”), are held to collect contractual cash flows and are carried at amortized cost.
(4)Invested assets above comprise debt securities, mortgages, private placements and approximately $371 (December 31, 2024 – $389) of other invested assets, which qualify as having SPPI qualifying cash flows. Invested assets which do not have SPPI qualifying cash flows as at June 30, 2025 include debt securities, private placements and other invested assets with fair values of $nil, $120 and $567, respectively (December 31, 2024 – $nil, $132 and $547, respectively).
The change in the fair value of these non-SPPI invested assets for the six months ended June 30, 2025 was an increase of $8 (for the year ended December
31, 2024 – a $25 increase).
(5)Includes short-term securities with remaining maturities of less than one year at acquisition amounting to $11,454 (December 31, 2024 – $10,121), cash equivalents with remaining maturities of less than 90 days at acquisition amounting to $6,440 (December 31, 2024 – $9,813) and cash of $5,879 (December
31, 2024 – $5,855).
(6)Debt securities include securities which were acquired with remaining maturities of less than one year and less than 90 days of $1,176 and $5, respectively
(December 31, 2024 – $1,266 and $145, respectively).
(7)Own use property of $2,462 (December 31, 2024 – $2,500), are underlying items for insurance contracts with direct participating features and are measured at fair value as if they were investment properties, as permitted by IAS 16 “Property, Plant and Equipment”. Own use property of $163 (December 31, 2024 –
$174) is carried at cost less accumulated depreciation and any accumulated impairment losses.
(8)Alternative long-duration assets (“ALDA”) include infrastructure of $18,293, investments in private equity of $17,494, timber and agriculture of $5,845, energy of
$1,798 and various other ALDA of $3,851 (December 31, 2024 – $17,804, $18,343, $5,917, $1,916, and $3,883, respectively).
(9)Includes $4,165 (December 31, 2024 – $4,300) of leveraged leases.

Manulife Financial Corporation – Second Quarter 2025	77
(b)Fair value measurement
The following tables present fair values and the fair value hierarchy levels of invested assets and segregated funds net assets measured at fair value in the Consolidated Statements of Financial Position.

As at June 30, 2025	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVOCI	$17,891	$-	$17,891	$-
FVTPL	3	-	3	-
Other	5,879	5,879	-	-
Debt securities
FVOCI
Canadian government and agency	18,572	-	18,572	-
U.S. government and agency	27,136	-	27,136	-
Other government and agency	37,219	-	37,205	14
Corporate	118,702	-	118,642	60
Residential mortgage-backed securities	1	-	1	-
Commercial mortgage-backed securities	248	-	248	-
Other asset-backed securities	1,349	-	1,349	-
FVTPL
Canadian government and agency	1,053	-	1,053	-
U.S. government and agency	38	-	38	-
Other government and agency	91	-	91	-
Corporate	2,663	-	2,663	-
Commercial mortgage-backed securities	1	-	1	-
Other asset-backed securities	166	-	156	10
Private placements(1)
FVOCI	48,142	-	38,450	9,692
FVTPL	872	-	666	206
Mortgages
FVOCI	28,499	-	-	28,499
FVTPL	1,329	-	-	1,329
Public equities
FVTPL	34,668	34,598	68	2
Real estate(2)
Investment property	10,142	-	-	10,142
Own use property	2,462	-	-	2,462
Other invested assets(3)	37,981	70	-	37,911
Segregated funds net assets(4)	436,558	398,762	34,784	3,012
Total	$831,665	$439,309	$299,017	$93,339
(1)Fair value of private placements is determined through an internal valuation methodology using both observable and non-market observable inputs. Non-market observable inputs include credit assumptions and liquidity spread adjustments. Private placements are classified within Level 2 unless the liquidity spread adjustment constitutes a material price impact, in which case the securities are classified as Level 3.
(2)For real estate properties, the significant non-market observable inputs are capitalization rates ranging from 3.20% to 11.00% for the six months ended June 30,
2025 (ranging from 3.10% to 9.50% for the year ended December 31, 2024), terminal capitalization rates ranging from 3.25% to 10.00% for the six months ended June 30, 2025 (ranging from 3.10% to 10.00% for the year ended December 31, 2024) and discount rates ranging from 3.60% to 13.50% for the six months ended June 30, 2025 (ranging from 3.60% to 13.75% for the year ended December 31, 2024). Holding other factors constant, a lower capitalization or terminal capitalization rate will tend to increase the fair value of an investment property. Changes in fair value based on variations in non-market observable inputs generally cannot be extrapolated because the relationship between the directional changes of each input is not usually linear.
(3)Other invested assets measured at fair value are held in infrastructure and timber sectors and include fund investments of $31,250 (December 31, 2024 –
$31,435) recorded at net asset value. The significant inputs used in the valuation of the Company’s infrastructure investments are primarily future distributable cash flows, terminal values and discount rates. Holding other factors constant, an increase to future distributable cash flows or terminal values would tend to increase the fair value of an infrastructure investment, while an increase in the discount rate would have the opposite effect. Discount rates for the six months ended June 30, 2025 ranged from 7.87% to 17.50% (ranged from 7.42% to 20.00% for the year ended December 31, 2024). Disclosure of distributable cash flow and terminal value ranges are not meaningful given the disparity in estimates by project. The significant inputs used in the valuation of the Company’s investments in timberland properties are timber prices and discount rates. Holding other factors constant, an increase to timber prices would tend to increase the fair value of a timberland investment, while an increase in the discount rates would have the opposite effect. Discount rates for the six months ended June
30, 2025 ranged from 3.25% to 6.25% (ranged from 3.25% to 6.25% for the year ended December 31, 2024). A range of prices for timber is not meaningful as the market price depends on factors such as property location and proximity to markets and export yards.
(4)Segregated funds net assets are measured at fair value. The Company’s Level 3 segregated funds underlying assets are predominantly in investment properties and timberland properties valued as described above.

Manulife Financial Corporation – Second Quarter 2025	78

As at December 31, 2024	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVOCI	$19,909	$-	$19,909	$-
FVTPL	25	-	25	-
Other	5,855	5,855	-	-
Debt securities
FVOCI
Canadian government and agency	18,671	-	18,671	-
U.S. government and agency	27,628	-	27,628	-
Other government and agency	35,402	-	35,392	10
Corporate	121,674	-	121,630	44
Residential mortgage-backed securities	5	-	5	-
Commercial mortgage-backed securities	270	-	270	-
Other asset-backed securities	1,516	-	1,516	-
FVTPL
Canadian government and agency	1,056	-	1,056	-
U.S. government and agency	58	-	58	-
Other government and agency	68	-	68	-
Corporate	2,761	-	2,761	-
Commercial mortgage-backed securities	2	-	2	-
Other asset-backed securities	15	-	15	-
Private placements(1)
FVOCI	48,802	-	40,038	8,764
FVTPL	866	-	730	136
Mortgages
FVOCI	28,792	-	-	28,792
FVTPL	1,239	-	-	1,239
Public equities
FVTPL	33,725	33,650	75	-
Real estate(2)
Investment property	10,589	-	-	10,589
Own use property	2,500	-	-	2,500
Other invested assets(3)	38,543	77	-	38,466
Segregated funds net assets(4)	435,988	399,043	33,611	3,334
Total	$835,959	$438,625	$303,460	$93,874
Note: For footnotes (1) to (4), refer to the “Fair value measurement” table as at June 30, 2025 above.
The following tables present fair value of invested assets not measured at fair value by the fair value hierarchy.

As at June 30, 2025	Carrying value	Total fair value	Level 1	Level 2	Level 3
Mortgages	$25,651	$26,076	$-	$-	$26,076
Loans to Bank clients	2,506	2,487	-	2,487	-
Real estate – own use property	163	289	-	-	289
Public bonds held at amortized cost	1,130	679	-	679	-
Other invested assets(1)	13,909	14,988	546	-	14,442
Total invested assets disclosed at fair value	$43,359	$44,519	$546	$3,166	$40,807

As at December 31, 2024	Carrying value	Total fair value	Level 1	Level 2	Level 3
Mortgages	$24,416	$24,781	$-	$-	$24,781
Loans to Bank clients	2,310	2,285	-	2,285	-
Real estate – own use property	174	298	-	-	298
Public bonds held at amortized cost	1,495	1,007	-	1,007	-
Other invested assets(1)	14,131	15,143	542	-	14,601
Total invested assets disclosed at fair value	$42,526	$43,514	$542	$3,292	$39,680
(1)The carrying value of other invested assets includes leveraged leases of $4,165 (December 31, 2024 – $4,300), other equity method accounted investments and other invested assets of $9,744 (December 31, 2024 – $9,831). Fair value of leveraged leases is disclosed at their carrying value as fair value is not routinely calculated on these investments. Fair value of equity method accounted investments and other invested assets is determined using a variety of valuation techniques including discounted cash flows and market comparable approaches. Inputs vary based on the specific investment.

Manulife Financial Corporation – Second Quarter 2025	79
Transfers between Level 1 and Level 2
The Company records transfers of assets and liabilities between Level 1 and Level 2 at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Assets are transferred out of Level 1 when they are no longer transacted with sufficient frequency and volume in an active market. Conversely, assets are transferred from Level 2 to Level 1 when transaction volume and frequency are indicative of an active market. During the three and six months ended
June 30, 2025, the Company had $nil and $nil transfers of assets between Level 1 and Level 2 (June 30, 2024 – $nil and $nil).
For segregated funds net assets, during the three and six months ended June 30, 2025, the Company had $nil and $nil transfers of assets between Level 1 and Level 2 (June 30, 2024 – $nil and $nil).
Invested assets and segregated funds net assets measured at fair value using significant non-market observable inputs (Level 3)
The Company classifies fair values of invested assets and segregated funds net assets as Level 3 if there are no observable market inputs for these assets, or in the presence of active markets significant non-market observable inputs are used to determine fair value. The Company prioritizes the use of market-based inputs over non-market observable inputs in determining Level 3 fair values. The gains and losses in the table below include the changes in fair value due to both observable and non-market observable factors.
The following tables present the movement in invested assets, net derivatives and segregated funds net assets measured at fair value using significant non-market observable inputs (Level 3) for the three months ended June 30, 2025 and June 30,
2024.

For the three months ended June 30, 2025	Balance, April 1, 2025	Total gains (losses) included in net income(1)	Total gains (losses) included in OCI(2)	Purchases	Sales	Settlements	Transfer in(3)	Transfer out(3)	Currency movement	Balance, June 30, 2025	Change in unrealized gains (losses) on assets still held
Debt securities
FVOCI
Other government & agency	$14	$-	$(1)	$-	$-	$-	$-	$-	$1	$14	$-
Corporate	45	-	(2)	-	-	(2)	22	-	(3)	60	-
Other securitized assets	-	-	-	-	-	-	-	-	-	-	-
FVTPL
Other securitized assets	10	-	-	-	-	-	-	-	-	10	-
Public equities
FVTPL	-	1	-	-	-	-	-	-	1	2	1
Private placements
FVOCI	9,435	(4)	(40)	775	(30)	(238)	197	-	(403)	9,692	-
FVTPL	132	2	-	5	-	(7)	73	-	1	206	2
Mortgages
FVOCI	29,067	30	175	1,063	(616)	(209)	-	-	(1,011)	28,499	-
FVTPL	1,267	(8)	-	111	(21)	(20)	-	-	-	1,329	-
Investment property	10,492	(26)	-	18	(40)	-	-	-	(302)	10,142	(27)
Own use property	2,505	5	-	2	-	-	-	-	(50)	2,462	5
Other invested assets	38,754	297	(7)	1,027	(226)	(430)	-	-	(1,504)	37,911	271
Total invested assets	91,721	297	125	3,001	(933)	(906)	292	-	(3,270)	90,327	252
Derivatives, net	(2,419)	(592)	(1)	-	-	(23)	-	304	113	(2,618)	(592)
Segregated funds net assets	3,189	17	-	18	(147)	18	-	-	(83)	3,012	3
Total	$92,491	$(278)	$124	$3,019	$(1,080)	$(911)	$292	$304	$(3,240)	$90,721	$(337)
(1)These amounts are included in net investment income on the Consolidated Statements of Income except for the amount related to segregated funds net assets, where the amount is recorded in investment income related to segregated funds net assets.
(2)These amounts are included in OCI on the Consolidated Statements of Comprehensive Income.
(3)The Company uses fair values of the assets at the beginning of the period for assets transferred into and out of Level 3 except for derivatives, where the
Company uses fair value at the end of the period and at the beginning of the period, respectively.

Manulife Financial Corporation – Second Quarter 2025	80

For the three months ended June 30, 2024	Balance, April 1, 2024	Total gains (losses) included in net income(1)	Total gains (losses) included in OCI(2)	Purchases	Sales	Settlements	Transfer in(3)	Transfer out(3)	Currency movement	Balance, June 30, 2024	Change in unrealized gains (losses) on assets still held
Debt securities
FVOCI
Other government & agency	$14	$-	$-	$-	$-	$-	$-	$-	$-	$14	$-
Corporate	235	-	(3)	-	-	(11)	-	-	1	222	-
Other securitized assets	19	-	1	-	-	-	-	-	(1)	19	-
FVTPL
Corporate	-	-	-	11	-	-	-	-	-	11	-
Public equities
FVTPL	42	(1)	-	-	-	-	-	(36)	(1)	4	(1)
Private placements
FVOCI	7,518	2	(37)	776	(86)	(139)	28	(20)	51	8,093	-
FVTPL	52	(3)	-	39	-	(6)	29	-	-	111	(3)
Mortgages
FVOCI	28,458	11	(88)	488	(741)	(188)	-	-	192	28,132	-
FVTPL	1,102	3	-	115	(28)	(8)	-	-	-	1,184	-
Investment property	10,454	(115)	-	35	(24)	-	-	-	59	10,409	(113)
Own use property	2,434	(1)	-	(1)	-	-	-	-	16	2,448	(1)
Other invested assets	35,273	192	3	1,074	(1,075)	(301)	-	-	246	35,412	(8)
Total invested assets	85,601	88	(124)	2,537	(1,954)	(653)	57	(56)	563	86,059	(126)
Derivatives, net	(2,697)	(528)	-	-	-	(30)	-	676	(7)	(2,586)	(525)
Segregated funds net assets	3,440	9	-	23	(10)	(13)	-	-	7	3,456	5
Total	$86,344	$(431)	$(124)	$2,560	$(1,964)	$(696)	$57	$620	$563	$86,929	$(646)
Note: For footnotes (1) to (3), refer to the “Invested assets and segregated funds net assets measured at fair value using significant non-market observable inputs
(Level 3)” table for the three months ended June 30, 2025 above.
The following tables present the movement in invested assets, net derivatives and segregated funds net assets measured at fair value using significant non-market observable inputs (Level 3) for the six months ended June 30, 2025 and June 30, 2024.

For the six months ended June 30, 2025	Balance, January 1, 2025	Total gains (losses) included in net income(1)	Total gains (losses) included in OCI(2)	Purchases	Sales	Settlements	Transfer in(3)	Transfer out(3)	Currency movement	Balance, June 30, 2025	Change in unrealized gains (losses) on assets still held
Debt securities
FVOCI
Other government & agency	$10	$-	$4	$-	$-	$-	$-	$-	$-	$14	$-
Corporate	44	-	(1)	-	-	(2)	22	-	(3)	60	-
Other securitized assets	-	-	-	-	-	-	-	-	-	-	-
FVTPL
Other securitized assets	-	-	-	10	-	-	-	-	-	10	-
Public equities
FVTPL	-	1	-	-	-	-	-	-	1	2	1
Private placements
FVOCI	8,764	(3)	(194)	2,017	(244)	(599)	335	(10)	(374)	9,692	-
FVTPL	136	(8)	-	25	-	(22)	74	-	1	206	(8)
Mortgages
FVOCI	28,792	11	528	1,413	(873)	(396)	-	-	(976)	28,499	-
FVTPL	1,239	8	-	141	(27)	(31)	-	-	(1)	1,329	-
Investment property	10,589	(66)	-	88	(188)	-	-	-	(281)	10,142	(85)
Own use property	2,500	(7)	-	3	-	-	-	-	(34)	2,462	(7)
Other invested assets	38,466	422	10	2,423	(1,050)	(964)	-	-	(1,396)	37,911	233
Total invested assets	90,540	358	347	6,120	(2,382)	(2,014)	431	(10)	(3,063)	90,327	134
Derivatives, net	(3,235)	(143)	(1)	-	-	(37)	-	695	103	(2,618)	(243)
Segregated funds net assets	3,334	15	(172)	38	(179)	58	-	-	(82)	3,012	6
Total	$90,639	$230	$174	$6,158	$(2,561)	$(1,993)	$431	$685	$(3,042)	$90,721	$(103)
(1)These amounts are included in net investment income on the Consolidated Statements of Income except for the amount related to segregated funds net assets, where the amount is recorded in investment income related to segregated funds net assets.
(2)These amounts are included in OCI on the Consolidated Statements of Comprehensive Income.
(3)The Company uses fair values of the assets at the beginning of the year for assets transferred into and out of Level 3 except for derivatives, where the
Company uses fair value at the end of the period and at the beginning of the year, respectively.

Manulife Financial Corporation – Second Quarter 2025	81

For the six months ended June 30, 2024	Balance, January 1, 2024	Total gains (losses) included in net income(1)	Total gains (losses) included in OCI(2)	Purchases	Sales	Settlements	Transfer in(3)	Transfer out(3),(4)	Currency movement	Balance, June 30, 2024	Change in unrealized gains (losses) on assets still held
Debt securities
FVOCI
Other government & agency	$10	$-	$-	$-	$-	$-	$4	$-	$-	$14	$-
Corporate	231	-	-	-	-	(11)	-	-	2	222	-
Other securitized assets	21	-	2	-	-	(3)	-	-	(1)	19	-
FVTPL
Corporate	-	-	-	11	-	-	-	-	-	11	-
Public equities
FVTPL	41	-	-	-	-	-	-	(36)	(1)	4	-
Private placements
FVOCI	7,682	4	(5)	1,594	(642)	(390)	224	(534)	160	8,093	-
FVTPL	79	(4)	-	39	-	(17)	29	(14)	(1)	111	(4)
Mortgages
FVOCI	28,473	20	(399)	971	(1,211)	(373)	-	-	651	28,132	-
FVTPL	1,055	(5)	-	205	(56)	(16)	-	-	1	1,184	-
Investment property	10,458	(281)	-	115	(63)	-	-	-	180	10,409	(290)
Own use property	2,430	(32)	-	9	-	-	-	-	41	2,448	(32)
Other invested assets	33,585	748	36	2,021	(1,188)	(559)	-	-	769	35,412	507
Total invested assets	84,065	450	(366)	4,965	(3,160)	(1,369)	257	(584)	1,801	86,059	181
Derivatives, net	(2,166)	(1,104)	-	-	-	(49)	-	782	(49)	(2,586)	(969)
Segregated funds net assets	3,492	(20)	5	99	(189)	16	-	-	53	3,456	(85)
Total	$85,391	$(674)	$(361)	$5,064	$(3,349)	$(1,402)	$257	$198	$1,805	$86,929	$(873)
Note: For footnotes (1) to (3), refer to the “Invested assets and segregated funds net assets measured at fair value using significant non-market observable inputs
(Level 3)” table for the six months ended June 30, 2025 above.
Transfers into Level 3 primarily result where a lack of observable market data (versus the previous period) arises. Transfers from Level 3 primarily result from observable market data becoming available for derivatives, or for the entire term structure of the private placements.
(c)Investment income

For the	three months ended June 30,		six months ended June 30,
	2025	2024	2025	2024
Interest income	$3,494	$3,425	$6,998	$6,861
Dividends, rental income and other income	1,214	719	2,121	1,400
Impairments (loss) / recovery, net	(109)	24	(168)	61
Other	141	93	23	190
Investment income	4,740	4,261	8,974	8,512

Debt securities	(35)	(527)	(559)	(1,214)
Public equities	1,879	544	1,520	2,297
Mortgages	22	(38)	25	(44)
Private placements	36	288	(158)	532
Real estate	43	(110)	15	(338)
Other invested assets	200	50	241	561
Derivatives	232	357	301	(692)
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities	2,377	564	1,385	1,102
Investment expenses	(321)	(313)	(617)	(609)
Net investment income (loss)	$6,796	$4,512	$9,742	$9,005

Manulife Financial Corporation – Second Quarter 2025	82
(d)Remaining term to maturity
The following tables present remaining term to maturity for invested assets.

	Remaining term to maturity(1)
As at June 30, 2025	Less than 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	With no specific maturity	Total
Cash and short-term securities	$23,773	$-	$-	$-	$-	$-	$23,773
Debt securities
Canadian government and agency	688	1,623	918	3,711	12,685	-	19,625
U.S. government and agency	137	690	2,016	3,486	21,475	-	27,804
Other government and agency	442	1,178	774	3,381	31,535	-	37,310
Corporate	7,691	14,958	15,448	33,289	50,479	-	121,865
Mortgage / asset-backed securities	109	189	309	422	736	-	1,765
Public equities	-	-	-	-	-	34,668	34,668
Mortgages	6,012	11,754	9,992	7,255	9,866	10,600	55,479
Private placements	1,394	5,817	4,575	10,779	26,415	34	49,014
Loans to Bank clients	48	8	3	-	-	2,447	2,506
Real estate
Own use property	-	-	-	-	-	2,625	2,625
Investment property	-	-	-	-	-	10,142	10,142
Other invested assets
Alternative long-duration assets	21	24	80	304	494	46,358	47,281
Various other	-	19	-	3,639	507	444	4,609
Total invested assets	$40,315	$36,260	$34,115	$66,266	$154,192	$107,318	$438,466

	Remaining term to maturity(1)
As at December 31, 2024	Less than 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	With no specific maturity	Total
Cash and short-term securities	$25,789	$-	$-	$-	$-	$-	$25,789
Debt securities
Canadian government and agency	543	2,282	678	3,339	12,885	-	19,727
U.S. government and agency	644	640	1,473	4,699	21,198	-	28,654
Other government and agency	372	1,208	1,056	3,566	29,268	-	35,470
Corporate	7,810	15,763	15,817	33,818	51,754	-	124,962
Mortgage / asset-backed securities	60	260	213	450	825	-	1,808
Public equities	-	-	-	-	-	33,725	33,725
Mortgages	4,741	11,944	10,478	7,617	9,876	9,791	54,447
Private placements	1,534	5,093	4,986	10,463	27,500	92	49,668
Loans to Bank clients	47	13	3	-	-	2,247	2,310
Real estate
Own use property	-	-	-	-	-	2,674	2,674
Investment property	-	-	-	-	-	10,589	10,589
Other invested assets
Alternative long-duration assets	67	-	85	276	524	46,911	47,863
Various other	-	20	-	3,623	657	511	4,811
Total invested assets	$41,607	$37,223	$34,789	$67,851	$154,487	$106,540	$442,497
(1)Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.

Manulife Financial Corporation – Second Quarter 2025	83
Note 4    Derivative and Hedging Instruments
The Company uses derivative financial instruments (“derivatives”) including swaps, forward and futures agreements, and options to manage current and anticipated exposures to changes in interest rates, foreign exchange rates, commodity prices and equity market prices, and to replicate exposure to different types of investments. The Company’s policies and procedures for derivative and hedging instruments can be found in notes 1 and 4 of the Company’s 2024 Annual Consolidated Financial
Statements.
(a)Fair value of derivatives
The following table presents gross notional amount and fair value of derivative instruments by the underlying risk exposure.

		June 30, 2025			December 31, 2024
As at		Notional amount	Fair value		Notional amount	Fair value
Type of hedge	Instrument type		Assets	Liabilities		Assets	Liabilities
Qualifying hedge accounting relationships
Fair value hedges	Interest rate swaps	$200,744	$2,595	$3,452	$206,181	$2,734	$3,533
	Foreign currency swaps	15,660	96	2,093	14,121	145	2,114
	Forward contracts	21,396	4	2,799	25,692	74	3,420
Cash flow hedges	Interest rate swaps	8,573	23	50	9,036	24	48
	Foreign currency swaps	650	-	195	650	-	216
	Forward contracts	-	-	-	-	-	-
	Equity contracts	379	13	-	324	6	-
Net investment hedges	Forward contracts	576	-	8	602	18	-
Total derivatives in qualifying hedge accounting relationships		247,978	2,731	8,597	256,606	3,001	9,331
Derivatives not designated in qualifying hedge accounting relationships
	Interest rate swaps	110,345	2,417	2,810	110,114	2,188	2,906
	Interest rate futures	22,755	-	-	9,054	-	-
	Interest rate options	5,031	14	-	5,633	16	-
	Foreign currency swaps	34,626	2,501	574	33,924	1,854	272
	Currency rate futures	2,497	-	-	2,238	-	-
	Forward contracts	56,769	699	1,590	52,044	882	1,675
	Equity contracts	25,250	729	34	25,290	724	63
	Credit default swaps	118	2	-	114	2	-
	Equity futures	4,368	-	-	4,004	-	-
Total derivatives not designated in qualifying hedge accounting relationships		261,759	6,362	5,008	242,415	5,666	4,916
Total derivatives		$509,737	$9,093	$13,605	$499,021	$8,667	$14,247
The following tables present the fair values of the derivative instruments by the remaining term to maturity. Fair values disclosed below do not incorporate the impact of master netting agreements (refer to note 7(f)).

As at June 30, 2025	Remaining term to maturity				Total
	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
Derivative assets	$912	$724	$754	$6,703	$9,093
Derivative liabilities	2,226	1,973	904	8,502	13,605

	Remaining term to maturity				Total
As at December 31, 2024	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
Derivative assets	$1,171	$578	$635	$6,283	$8,667
Derivative liabilities	2,320	2,304	1,244	8,379	14,247

Manulife Financial Corporation – Second Quarter 2025	84
Fair value and the fair value hierarchy of derivative instruments

As at June 30, 2025	Fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$5,282	$-	$5,123	$159
Foreign exchange contracts	3,067	-	3,066	1
Equity contracts	742	-	740	2
Credit default swaps	2	-	2	-
Total derivative assets	$9,093	$-	$8,931	$162
Derivative liabilities
Interest rate contracts	$9,822	$-	$7,052	$2,770
Foreign exchange contracts	3,749	-	3,747	2
Equity contracts	34	-	26	8
Total derivative liabilities	$13,605	$-	$10,825	$2,780

As at December 31, 2024	Fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$5,193	$-	$5,026	$167
Foreign exchange contracts	2,742	-	2,742	-
Equity contracts	730	-	730	-
Credit default swaps	2	-	2	-
Total derivative assets	$8,667	$-	$8,500	$167
Derivative liabilities
Interest rate contracts	$10,954	$-	$7,571	$3,383
Foreign exchange contracts	3,230	-	3,227	3
Equity contracts	63	-	47	16
Total derivative liabilities	$14,247	$-	$10,845	$3,402
Movement in net derivatives measured at fair value using significant non-market observable inputs (Level 3) is presented in note 3 (b).
(b)Embedded derivatives
Certain insurance contracts contain features that are classified as embedded derivatives and are measured separately at
FVTPL, including reinsurance contracts related to guaranteed minimum income benefits and contracts containing certain credit and interest rate features.
Certain reinsurance contracts with guaranteed minimum income benefits contain embedded derivatives requiring separate measurement at FVTPL as the financial components contained in the reinsurance contracts do not contain significant insurance risk. Claims expenses and claims paid on the reinsurance assumed offset claims recovered under reinsured contracts. Reinsured contracts with guaranteed minimum income benefits had a fair value of $257 (December 31, 2024 –
$281).
The Company’s credit and interest rate embedded derivatives promise to pay the returns on a portfolio of assets to the contract holder. These embedded derivatives contain credit and interest rate risks that are financial risks embedded in the underlying insurance and investment contract. As at June 30, 2025, these embedded derivative liabilities had a fair value of
$347 (December 31, 2024 – $265).
Other insurance contract features which are classified as embedded derivatives but are exempt from separate measurement at fair value include variable universal life and variable life products’ minimum guaranteed credited rates, no lapse guarantees, guaranteed annuitization options, Consumer Price Index indexing of benefits, and segregated fund minimum guarantees other than reinsurance ceded/assumed guaranteed minimum income benefits. These embedded derivatives are measured and reported within insurance contract liabilities and are exempt from separate fair value measurement as they contain insurance risk and/or are closely related to the insurance host contract.

Manulife Financial Corporation – Second Quarter 2025	85
Note 5    Insurance and Reinsurance Contract Assets and Liabilities
(a)Movements in carrying amounts of insurance and reinsurance contracts
The following tables present the movement in the net carrying amounts of insurance contracts issued and reinsurance contracts held during the period for the Company. The changes include amounts that are recognized in income and OCI, and movements due to cash flows.
Insurance contracts – Analysis by measurement components
The following tables present the movement in the net assets or liabilities for insurance contracts issued, showing estimates of the present value of future cash flows, risk adjustment, CSM and assets for insurance acquisition cash flows for the six months ended June 30, 2025 and for the year ended December 31, 2024, and insurance finance (income) expenses for the six months ended June 30, 2025.

	Estimates of PV of future cash flows	Risk adjustment for non-financial risk	CSM	Assets for insurance acquisition cash flows	Total
Opening General Measurement Method (“GMM”) and Variable Fee Approach (“VFA”) insurance contract assets	$(490)	$144	$248	$-	$(98)
Opening GMM and VFA insurance contract liabilities	334,706	22,160	26,517	(61)	383,322
Opening Premium Allocation Approach (“PAA”) insurance contract net liabilities	13,201	691	-	(817)	13,075
Opening insurance contract liabilities for account of segregated fund holders	126,545	-	-	-	126,545
Net opening balance, January 1, 2025	473,962	22,995	26,765	(878)	522,844
Changes that relate to current services	(120)	(714)	(1,468)	-	(2,302)
Changes that relate to future services	(2,833)	589	2,464	-	220
Changes that relate to past services	(47)	(9)	-	-	(56)
Insurance service result	(3,000)	(134)	996	-	(2,138)
Insurance finance (income) expenses	12,128	809	201	-	13,138
Effects of movements in foreign exchange rates	(12,782)	(1,119)	(962)	-	(14,863)
Total changes in income and OCI	(3,654)	(444)	235	-	(3,863)
Total cash flows	4,376	-	-	-	4,376
Movements related to insurance acquisition cash flows	(3)	-	-	1	(2)
Change in PAA balance	390	33	-	71	494
Movements related to insurance contract liabilities for account of segregated fund holders	(3,006)	-	-	-	(3,006)
Net closing balance	472,065	22,584	27,000	(806)	520,843
Closing GMM and VFA insurance contract assets	(434)	84	170	-	(180)
Closing GMM and VFA insurance contract liabilities	335,369	21,776	26,830	(60)	383,915
Closing PAA insurance contract net liabilities	13,591	724	-	(746)	13,569
Closing insurance contract liabilities for account of segregated fund insurance holders	123,539	-	-	-	123,539
Net closing balance, June 30, 2025	$472,065	$22,584	$27,000	$(806)	$520,843

Insurance finance (income) expenses (“IFIE”)	For the six months ended June 30, 2025
Insurance finance (income) expenses for products not under PAA, per disclosure above(1)	$13,138
Insurance finance (income) expenses for products under PAA	321
Reclassification of derivative OCI to IFIE – cash flow hedges	(41)
Reclassification of derivative (income) loss changes to IFIE – fair value hedge	749
Total insurance finance (income) expenses from insurance contracts issued	14,167
Effect of movements in foreign exchange rates	(1,630)
Total insurance finance (income) expenses from insurance contracts issued and effect of movement in foreign exchange rates	$12,537
Portion recognized in (income) expenses, including effects of foreign exchange rates	8,910
Portion recognized in OCI, including effects of foreign exchange rates	3,627
(1)The insurance finance (income) expenses reflect effect of time value of money and financial risk, which includes but is not limited to interest accreted using locked-in rate, changes in interest rates and other financial assumptions, changes in fair value of underlying items of direct participation contracts and effects of risk mitigation option.

Manulife Financial Corporation – Second Quarter 2025	86

	Estimates of PV of future cash flows	Risk adjustment for non-financial risk	CSM	Assets for insurance acquisition cash flows	Total
Opening GMM and VFA insurance contract assets	$(416)	$141	$131	$-	$(144)
Opening GMM and VFA insurance contract liabilities	310,807	22,697	21,973	(59)	355,418
Opening PAA insurance contract net liabilities	12,712	626	-	(761)	12,577
Opening insurance contract liabilities for account of segregated fund holders	114,143	-	-	-	114,143
Net opening balance, January 1, 2024	437,246	23,464	22,104	(820)	481,994
Changes that relate to current services	(532)	(1,430)	(2,697)	-	(4,659)
Changes that relate to future services	(3,732)	(907)	5,520	-	881
Changes that relate to past services	(8)	(4)	-	-	(12)
Insurance service result	(4,272)	(2,341)	2,823	-	(3,790)
Insurance finance (income) expenses	2,317	(59)	354	-	2,612
Effects of movements in foreign exchange rates	21,946	1,866	1,484	-	25,296
Total changes in income and OCI	19,991	(534)	4,661	-	24,118
Total cash flows	3,840	-	-	-	3,840
Movements related to insurance acquisition cash flows	(6)	-	-	(2)	(8)
Change in PAA balance	489	65	-	(56)	498
Movements related to insurance contract liabilities for account of segregated fund holders	12,402	-	-	-	12,402
Net closing balance	473,962	22,995	26,765	(878)	522,844
Closing GMM and VFA insurance contract assets	(490)	144	248	-	(98)
Closing GMM and VFA insurance contract liabilities	334,706	22,160	26,517	(61)	383,322
Closing PAA insurance contract net liabilities	13,201	691	-	(817)	13,075
Closing insurance contract liabilities for account of segregated fund insurance holders	126,545	-	-	-	126,545
Net closing balance, December 31, 2024	$473,962	$22,995	$26,765	$(878)	$522,844
Reinsurance contracts held – Analysis by measurement components
The following tables present the movement in the net assets or liabilities for reinsurance contracts held, showing estimates of the present value of future cash flows, risk adjustment and CSM for the six months ended June 30, 2025 and for the year ended December 31, 2024.

	Estimates of PV of future cash flows	Risk adjustment for non-financial risk	CSM	Total
Opening reinsurance contract held assets	$50,275	$5,442	$3,008	$58,725
Opening reinsurance contract held liabilities	(3,308)	333	333	(2,642)
Opening PAA reinsurance contract net assets	249	14	-	263
Net opening balance, January 1, 2025	47,216	5,789	3,341	56,346
Changes that relate to current services	(201)	(270)	(216)	(687)
Changes that relate to future services	(696)	649	223	176
Changes that relate to past services	5	-	-	5
Insurance service result	(892)	379	7	(506)
Insurance finance (income) expenses from reinsurance contracts	1,406	243	60	1,709
Effects of changes in non-performance risk of reinsurers	1	-	-	1
Effects of movements in foreign exchange rates	(2,768)	(279)	(130)	(3,177)
Total changes in income and OCI	(2,253)	343	(63)	(1,973)
Total cash flows	3,927	-	-	3,927
Change in PAA balance	(6)	(1)	-	(7)
Net closing balance	48,884	6,131	3,278	58,293
Closing reinsurance contract held assets	52,263	5,796	2,894	60,953
Closing reinsurance contract held liabilities	(3,622)	322	384	(2,916)
Closing PAA reinsurance contract net assets	243	13	-	256
Net closing balance, June 30, 2025	$48,884	$6,131	$3,278	$58,293

Manulife Financial Corporation – Second Quarter 2025	87

	Estimates of PV of future cash flows	Risk adjustment for non- financial risk	CSM	Total
Opening reinsurance contract held assets	$38,156	$3,685	$514	$42,355
Opening reinsurance contract held liabilities	(4,384)	1,305	289	(2,790)
Opening PAA reinsurance contract net assets	239	16	-	255
Net opening balance, January 1, 2024	34,011	5,006	803	39,820
Changes that relate to current services	(265)	(536)	(321)	(1,122)
Changes that relate to future services	(3,232)	972	2,631	371
Changes that relate to past services	11	-	-	11
Insurance service result	(3,486)	436	2,310	(740)
Insurance finance (income) expenses from reinsurance contracts	(1,858)	(62)	78	(1,842)
Effects of changes in non-performance risk of reinsurers	(58)	-	-	(58)
Effects of movements in foreign exchange rates	4,069	411	150	4,630
Total changes in income and OCI	(1,333)	785	2,538	1,990
Total cash flows	14,528	-	-	14,528
Change in PAA balance	10	(2)	-	8
Net closing balance	47,216	5,789	3,341	56,346
Closing reinsurance contract held assets	50,275	5,442	3,008	58,725
Closing reinsurance contract held liabilities	(3,308)	333	333	(2,642)
Closing PAA reinsurance contract net assets	249	14	-	263
Net closing balance, December 31, 2024	$47,216	$5,789	$3,341	$56,346
(b)Effect of new business recognized in the period
The following table presents components of new business for insurance contracts issued for the periods presented.

	For the six months ended June 30, 2025		For the year ended December 31, 2024
	Non-onerous	Onerous	Non-onerous	Onerous
New business insurance contracts
Estimates of present value of cash outflows	$21,202	$605	$35,333	$2,170
Insurance acquisition cash flows	3,876	129	6,426	398
Claims and other insurance service expenses payable	17,326	476	28,907	1,772
Estimates of present value of cash inflows	(23,707)	(591)	(39,381)	(2,165)
Risk adjustment for non-financial risk	475	33	853	99
Contractual service margin	2,030	-	3,195	-
Amount included in insurance contract liabilities for the period	$-	$47	$-	$104
The following table presents components of new business for reinsurance contracts held portfolios for the periods presented.

	For the six months ended June 30, 2025	For the year ended December 31, 2024
New business reinsurance contracts
Estimates of present value of cash outflows	$(7,164)	$(20,816)
Estimates of present value of cash inflows	6,295	18,990
Risk adjustment for non-financial risk	650	1,261
Contractual service margin	248	622
Amount included in reinsurance assets for the period	$29	$57
(c)Insurance revenue
The following table shows the components of insurance revenue in the Consolidated Statements of Income. Insurance revenue excludes investment components and loss component. It also does not reflect any financial changes such as effect of time value of money, which are recognized in insurance finance income and expenses

	three months ended June 30,		six months ended June 30,
For the	2025	2024	2025	2024
Expected incurred claims and other insurance service result	$3,697	$3,509	$7,477	$7,062
Change in risk adjustment for non-financial risk expired	347	366	709	732
CSM recognized for services provided	734	642	1,468	1,282
Recovery of insurance acquisition cash flows	437	313	860	592
Contracts under PAA	1,775	1,685	3,538	3,344
Total insurance revenue	$6,990	$6,515	$14,052	$13,012

Manulife Financial Corporation – Second Quarter 2025	88
(d)Significant judgements and estimates
Discount rates
The following tables present the spot rates used for discounting liability cash flows.

					June 30, 2025
	Currency	Liquidity category	Observable years	Ultimate year	1 year	5 years	10 years	20 years	30 years	Ultimate
Canada	CAD	Illiquid	30	70	3.07%	3.82%	4.88%	5.16%	5.72%	4.40%
		Somewhat liquid(1)	30	70	3.05%	3.78%	4.79%	5.18%	5.59%	4.40%
U.S.	USD	Illiquid	30	70	4.23%	4.48%	5.80%	6.46%	6.33%	5.15%
		Somewhat liquid(1)	30	70	4.34%	4.53%	5.68%	6.45%	6.32%	5.03%
Japan	JPY	Somewhat liquid(1)	30	70	0.87%	1.42%	2.03%	3.00%	3.76%	1.60%
Hong Kong	HKD	Illiquid	15	55	1.81%	3.13%	4.51%	4.28%	3.97%	3.70%

					December 31, 2024
	Currency	Liquidity category	Observable years	Ultimate year	1 year	5 years	10 years	20 years	30 years	Ultimate
Canada	CAD	Illiquid	30	70	3.46%	3.93%	4.86%	5.00%	5.32%	4.40%
		Somewhat liquid(1)	30	70	3.44%	3.89%	4.76%	4.98%	5.21%	4.40%
U.S.	USD	Illiquid	30	70	4.48%	5.05%	6.01%	6.33%	6.15%	5.15%
		Somewhat liquid(1)	30	70	4.56%	5.09%	5.91%	6.33%	6.14%	5.03%
Japan	JPY	Somewhat liquid(1)	30	70	0.82%	1.17%	1.55%	2.33%	2.97%	1.60%
Hong Kong	HKD	Illiquid	15	55	3.73%	4.36%	5.23%	4.70%	4.17%	3.70%
(1)Somewhat liquid refers to liquidity level that is between liquid and illiquid. It is higher liquidity than illiquid and lower liquidity than liquid.
(e)Reinsurance transactions
Agreement with Reinsurance Group of America
On November 20, 2024, the Company announced it entered into an agreement with Reinsurance Group of America,
Incorporated (“RGA”) to reinsure policies from the U.S. LTC and U.S. structured settlement legacy blocks. Under the terms of the transaction, the Company retained responsibility for the administration of the policies, with no intended impact to policyholders. The transaction was structured as a 75% quota share for both the LTC and structured settlements blocks.
The transaction closed on January 2, 2025, with an effective date of January 1, 2025, with the Company transferring invested assets of $5.4 billion and reinsuring insurance contract liabilities of $5.2 billion. The Company recognized a reinsurance contractual service margin of $201.
Agreement with RGA Life Reinsurance Company of Canada
On March 25, 2024, the Company announced it entered into an agreement with RGA Life Reinsurance Company of Canada
(“RGA Canada”) to reinsure policies from its Canadian universal life block. Under the terms of the transaction, the Company retained responsibility for the administration of the policies, with no intended impact to policyholders. The transaction was structured as coinsurance with a 100% quota share.
The transaction closed on April 2, 2024, with the Company transferring invested assets measured at FVOCI of $5.5 billion and reinsuring insurance contract liabilities of $5.4 billion. The Company recognized a reinsurance contractual service margin of
$213.
Agreement with Global Atlantic Financial Group
On December 11, 2023, the Company announced it entered into agreements with Global Atlantic Financial Group Ltd. (“GA”)
to reinsure policies from the U.S. long-term care (“LTC”), U.S. structured settlements, and Japan whole life legacy blocks.
Under the terms of the transaction, the Company retained responsibility for the administration of the policies, with no intended impact to policyholders. The transaction was structured as coinsurance of an 80% quota share for the LTC block and 100%
quota shares for the other blocks.
The transaction closed on February 22, 2024, with the Company transferring invested assets measured at FVOCI of $13.4 billion and reinsuring insurance and investment contract net liabilities of $13.2 billion. The Company recognized a reinsurance contractual service margin of $308 and financial assets of $134.

Manulife Financial Corporation – Second Quarter 2025	89
Note 6    Investment Contract Assets and Liabilities
(a)Carrying value and fair value of investment contract assets and liabilities
Investment contract liabilities are contractual financial obligations of the Company that do not contain significant insurance risk.
Those contracts are subsequently measured either at fair value or at amortized cost.
The following table presents the gross carrying and fair values of investment contract liabilities, the carrying and fair values of reinsurance financial assets and the net carrying value and fair values of investment contract liabilities for the periods presented.

As at	June 30, 2025			December 31, 2024
	Investment contract liabilities, gross of reinsurance	Reinsurance financial assets	Net	Investment contract liabilities, gross of reinsurance	Reinsurance financial assets	Net
Investment contract liabilities, measured at fair value
Fair value	$909	$631	$278	$808	$669	$139
Investment contract liabilities, measured at amortized cost
Carrying value	13,162	968	12,194	12,690	1,052	11,638
Fair value	13,392	925	12,467	12,795	978	11,817
(b)Fair value measurement
The fair value of investment contract assets and liabilities was determined using Level 2 valuation techniques (December 31,
2024 – Level 2).
Note 7    Risk Management
The Company’s policies and procedures for managing risk related to financial instruments and insurance contracts can be found in note 8 of the Company’s 2024 Annual Consolidated Financial Statements.
(a)Risk disclosures included in the Second Quarter 2025 MD&A
Market risk sensitivities related to variable annuity and segregated fund guarantees, publicly traded equity performance risk, interest rate and spread risk and alternative long-duration asset performance risk are disclosed in denoted components in the
“Risk Management and Risk Factors Update” section of the Second Quarter 2025 MD&A. These disclosures are in accordance with IFRS 7, IFRS 17 “Insurance Contracts” and IAS 34 “Interim Financial Reporting” and are an integral part of these Interim Consolidated Financial Statements. The risks to which the Company is exposed at the end of the reporting period are representative of risks it is typically exposed to throughout the reporting period.
(b)Credit risk
Credit risk is the risk of loss due to inability or unwillingness of a borrower, or counterparty, to fulfill its payment obligations.
Worsening regional and global economic conditions, segment or industry sector challenges, or company specific factors could result in defaults or downgrades and could lead to increased provisions or impairments related to the Company’s general fund invested assets.
The Company’s exposure to credit risk is managed through risk management policies and procedures which include a defined credit evaluation and adjudication process, delegated credit approval authorities and established exposure limits by borrower, corporate connection, credit rating, industry and geographic region. The Company measures derivative counterparty exposure as net potential credit exposure, which takes into consideration fair values of all transactions with each counterparty, net of any collateral held, and an allowance to reflect future potential exposure. Reinsurance counterparty exposure is measured reflecting the level of ceded liabilities.
The Company also ensures where warranted, that mortgages, private placements and loans to Bank clients are secured by collateral, the nature of which depends on the credit risk of the counterparty.
Credit risk associated with derivative counterparties is discussed in note 7(e).

Manulife Financial Corporation – Second Quarter 2025	90
(I)Credit quality
The following tables present financial instruments subject to credit exposure, without considering any collateral held or other credit enhancements, presenting separately Stage 1, Stage 2, and Stage 3 credit risk profiles, with expected credit loss
(“ECL”) allowances, plus ECL allowances for loan commitments.

As at June 30, 2025	Stage 1	Stage 2	Stage 3	Total
Debt securities, measured at FVOCI
Investment grade	$197,107	$1,325	$-	$198,432
Non-investment grade	4,280	515	-	4,795
Total carrying value	201,387	1,840	-	203,227
Allowance for credit losses	248	44	-	292
Debt securities, measured at amortized cost
Investment grade	1,131	-	-	1,131
Non-investment grade	-	-	-	-
Total	1,131	-	-	1,131
Allowance for credit losses	1	-	-	1
Total carrying value, net of allowance	1,130	-	-	1,130
Private placements, measured at FVOCI
Investment grade	41,331	599	-	41,930
Non-investment grade	5,024	967	221	6,212
Total carrying value	46,355	1,566	221	48,142
Allowance for credit losses	148	117	202	467
Commercial mortgages, measured at FVOCI
AAA	190	-	-	190
AA	7,218	-	-	7,218
A	14,063	-	-	14,063
BBB	5,547	773	-	6,320
BB	58	526	-	584
B and lower	-	65	59	124
Total carrying value	27,076	1,364	59	28,499
Allowance for credit losses	55	49	47	151
Commercial mortgages, measured at amortized cost
AAA	-	-	-	-
AA	-	-	-	-
A	196	1	-	197
BBB	-	-	-	-
BB	-	-	-	-
B and lower	173	10	9	192
Total	369	11	9	389
Allowance for credit losses	1	-	1	2
Total carrying value, net of allowance	368	11	8	387
Residential mortgages, measured at amortized cost
Performing	23,698	1,525	-	25,223
Non-performing	-	-	48	48
Total	23,698	1,525	48	25,271
Allowance for credit losses	3	3	1	7
Total carrying value, net of allowance	23,695	1,522	47	25,264
Loans to Bank clients, measured at amortized cost
Performing	2,460	44	-	2,504
Non-performing	-	-	5	5
Total	2,460	44	5	2,509
Allowance for credit losses	1	1	1	3
Total carrying value, net of allowance	2,459	43	4	2,506
Other invested assets, measured at FVOCI
Investment grade	-	-	-	-
Non-investment grade	371	-	-	371
Total carrying value	371	-	-	371
Allowance for credit losses	23	-	-	23
Other invested assets, measured at amortized cost
Investment grade	4,166	-	-	4,166
Non-investment grade	-	-	-	-
Total	4,166	-	-	4,166
Allowance for credit losses	1	-	-	1
Total carrying value, net of allowance	4,165	-	-	4,165
Loan commitments
Allowance for credit losses	13	2	1	16
Total carrying value, net of allowance	$307,006	$6,346	$339	$313,691

Manulife Financial Corporation – Second Quarter 2025	91

As at December 31, 2024	Stage 1	Stage 2	Stage 3	Total
Debt securities, measured at FVOCI
Investment grade	$197,840	$1,338	$-	$199,178
Non-investment grade	5,625	363	-	5,988
Total carrying value	203,465	1,701	-	205,166
Allowance for credit losses	228	42	-	270
Debt securities, measured at amortized cost
Investment grade	1,496	-	-	1,496
Non-investment grade	-	-	-	-
Total	1,496	-	-	1,496
Allowance for credit losses	1	-	-	1
Total carrying value, net of allowance	1,495	-	-	1,495
Private placements, measured at FVOCI
Investment grade	41,796	721	-	42,517
Non-investment grade	5,004	1,133	148	6,285
Total carrying value	46,800	1,854	148	48,802
Allowance for credit losses	126	127	123	376
Commercial mortgages, measured at FVOCI
AAA	205	-	-	205
AA	7,234	-	-	7,234
A	14,035	-	-	14,035
BBB	5,679	873	-	6,552
BB	11	663	-	674
B and lower	-	21	71	92
Total carrying value	27,164	1,557	71	28,792
Allowance for credit losses	41	39	55	135
Commercial mortgages, measured at amortized cost
AAA	-	-	-	-
AA	-	-	-	-
A	225	15	-	240
BBB	-	-	-	-
BB	-	-	-	-
B and lower	112	5	5	122
Total	337	20	5	362
Allowance for credit losses	1	1	-	2
Total carrying value, net of allowance	336	19	5	360
Residential mortgages, measured at amortized cost
Performing	22,870	1,151	-	24,021
Non-performing	-	-	41	41
Total	22,870	1,151	41	24,062
Allowance for credit losses	3	2	1	6
Total carrying value, net of allowance	22,867	1,149	40	24,056
Loans to Bank clients, measured at amortized cost
Performing	2,265	38	-	2,303
Non-performing	-	-	10	10
Total	2,265	38	10	2,313
Allowance for credit losses	1	1	1	3
Total carrying value, net of allowance	2,264	37	9	2,310
Other invested assets, measured at FVOCI
Investment grade	-	-	-	-
Non-investment grade	389	-	-	389
Total carrying value	389	-	-	389
Allowance for credit losses	22	-	-	22
Other invested assets, measured at amortized cost
Investment grade	4,302	-	-	4,302
Non-investment grade	-	-	-	-
Total	4,302	-	-	4,302
Allowance for credit losses	2	-	-	2
Total carrying value, net of allowance	4,300	-	-	4,300
Loan commitments
Allowance for credit losses	9	1	1	11
Total carrying value, net of allowance	$309,080	$6,317	$273	$315,670

Manulife Financial Corporation – Second Quarter 2025	92
(II)Allowance for credit losses
The following tables provide the movement in the allowance for ECL by stage for the six months ended June 30, 2025 and for the year ended December 31, 2024.

As at June 30, 2025	Stage 1	Stage 2	Stage 3	Total
Balance, January 1, 2025	$434	$213	$181	$828
Net re-measurement due to transfers	(2)	(17)	19	-
Transfer to stage 1	1	(1)	-	-
Transfer to stage 2	(3)	3	-	-
Transfer to stage 3	-	(19)	19	-
Net originations, purchases, disposals and repayments	29	(9)	(7)	13
Changes to risk, parameters, and models	45	34	65	144
Foreign exchange and other adjustments	(12)	(5)	(5)	(22)
Balance, end of the period	$494	$216	$253	$963

As at December 31, 2024	Stage 1	Stage 2	Stage 3	Total
Balance, beginning of the year	$483	$209	$237	$929
Net re-measurement due to transfers	4	(22)	18	-
Transfer to stage 1	12	(12)	-	-
Transfer to stage 2	(7)	7	-	-
Transfer to stage 3	(1)	(17)	18	-
Net originations, purchases, disposals and repayments	36	(8)	(159)	(131)
Changes to risk, parameters, and models	(107)	21	81	(5)
Foreign exchange and other adjustments	18	13	4	35
Balance, end of the year	$434	$213	$181	$828
(III)Significant judgements and estimates
The following table shows certain key macroeconomic variables used to estimate the ECL allowances by market. For the base case, upside and downside scenarios, the projections are provided for the next 12 months and then for the remaining forecast period, which represents a medium-term view.

	Current quarter	Base case scenario		Upside scenario		Downside scenario 1		Downside scenario 2
As at June 30, 2025		Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years
Canada
Gross Domestic Product (GDP), in U.S. $ billions	$2,022	(0.2)%	1.7%	2.6%	1.6%	(5.2)%	2.1%	(8.1)%	2.0%
Unemployment rate	6.8%	7.1%	6.4%	6.4%	5.7%	8.3%	8.2%	9.1%	10.6%
NYMEX Light Sweet Crude Oil, in U.S. dollars, per barrel	62.0	65.0	65.0	69.0	67.0	50.0	59.0	42.0	54.0
U.S.
Gross Domestic Product (GDP), in U.S. $ billions	$23,570	1.5%	2.4%	3.0%	2.5%	(2.2)%	2.9%	(4.2)%	2.8%
Unemployment rate	4.2%	4.5%	4.6%	3.7%	3.9%	7.1%	6.2%	7.6%	8.2%
7-10 Year BBB U.S. Corporate Index	5.9%	6.2%	6.3%	6.0%	6.3%	7.2%	5.9%	8.0%	5.7%
Japan
Gross Domestic Product (GDP), in JPY billions	¥562,343	0.3%	0.7%	2.3%	0.9%	(4.0)%	1.0%	(7.4)%	1.7%
Unemployment rate	2.5%	2.5%	2.3%	2.4%	2.1%	3.0%	3.0%	3.2%	3.5%
Hong Kong
Unemployment rate	3.6%	3.8%	3.3%	3.5%	3.0%	4.9%	4.2%	5.4%	5.0%
Hang Seng Index	22,002	1.5%	2.5%	12.0%	2.2%	(23.9)%	8.3%	(40.3)%	11.8%
China
Gross Domestic Product (GDP), in CNY billions	¥116,380	3.6%	4.2%	6.1%	4.4%	(3.3)%	4.7%	(6.1)%	4.0%
FTSE Xinhua A200 Index	10,355	(0.1)%	4.0%	14.3%	2.0%	(30.8)%	10.8%	(40.3)%	12.6%

Manulife Financial Corporation – Second Quarter 2025	93
(IV)Sensitivity to changes in economic assumptions
The following table shows the actual probability-weighted ECL allowance recorded by the Company which results from using all four macroeconomic scenarios (including the more heavily weighted best estimate baseline scenario, one upside and two downside scenarios) weighted by probability of occurrence and shows the ECL allowance which would result from using only the baseline scenario.

As at	June 30, 2025	December 31, 2024
Probability-weighted ECL allowance	$963	$828
Baseline ECL allowance	$736	$629
Difference – in amount	$227	$199
Difference – in percentage	23.57%	24.03%
(c)Securities lending, repurchase and reverse repurchase transactions
As at June 30, 2025, the Company had loaned securities (which are included in invested assets) with a market value of $1,606
(December 31, 2024 – $1,021). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.
As at June 30, 2025, the Company had engaged in reverse repurchase transactions of $481 (December 31, 2024 – $1,594)
which are recorded as receivables. In addition, the Company had outstanding repurchase transactions of $109 as at June 30,
2025 (December 31, 2024 – $668) which are recorded as payables.
(d)Credit default swaps
The Company replicates exposure to specific issuers by selling credit protection via credit default swaps (“CDS”) to complement its cash debt securities investing. The Company does not write CDS protection more than its government bond holdings.
The following tables present details of the credit default swap protection sold by type of contract and external agency rating for the underlying reference security.

As at June 30, 2025	Notional amount(1)	Fair value	Weighted average maturity (in years)(2)
Single name CDS(3),(4) – Corporate debt
AA	$23	$1	2
A	71	1	2
BBB	24	-	2
Total single name CDS	$118	$2	2
Total CDS protection sold	$118	$2	2

As at December 31, 2024	Notional amount(1)	Fair value	Weighted average maturity (in years)(2)
Single name CDS(3),(4) – Corporate debt
AA	$23	$1	3
A	68	1	3
BBB	23	-	2
Total single name CDS	$114	$2	3
Total CDS protection sold	$114	$2	3
(1)Notional amounts represent the maximum future payments the Company would have to pay its counterparties assuming a default of the underlying credit and zero recovery on the underlying issuer obligations.
(2)The weighted average maturity of the CDS is weighted based on notional amounts.
(3)Ratings are based on S&P where available followed by Moody’s, Morningstar DBRS, and Fitch. If no rating is available from a rating agency, an internally developed rating is used.
(4)The Company held $nil purchased credit protection as at June 30, 2025 (December 31, 2024 – $nil).
(e)Derivatives
The Company’s point-in-time exposure to losses related to credit risk of a derivative counterparty is limited to the amount of any net gains that may have accrued with the particular counterparty. Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position excluding any offsetting contracts in a loss position and the impact of collateral on hand. The Company limits the risk of credit losses from derivative counterparties by: using investment grade counterparties, entering into master netting arrangements which permit the offsetting of contracts in a loss position in the case of a counterparty default and entering into Credit Support Annex agreements whereby collateral must be provided when the exposure exceeds a certain threshold.

Manulife Financial Corporation – Second Quarter 2025	94
All contracts are held with or guaranteed by investment grade counterparties, the majority of whom are rated A- or higher. As at
June 30, 2025, the percentage of the Company’s derivative exposure with counterparties rated AA- or higher was 29 per cent
(December 31, 2024 – 30 per cent). As at June 30, 2025, the largest single counterparty exposure, without taking into consideration the impact of master netting agreements or the benefit of collateral held, was $1,282 (December 31, 2024 –
$1,319). The net exposure to this counterparty, after taking into consideration master netting agreements and the fair value of collateral held, was $nil (December 31, 2024 – $nil).
(f)Offsetting financial assets and financial liabilities
Certain derivatives, securities lent and repurchase agreements have conditional offset rights. The Company does not offset these financial instruments in the Consolidated Statements of Financial Position, as the rights of offset are conditional.
In the case of derivatives, collateral is collected from and pledged to counterparties and clearing houses to manage credit risk exposure in accordance with Credit Support Annexes to swap agreements and clearing agreements. Under master netting agreements, the Company has a right of offset in the event of default, insolvency, bankruptcy or other early termination.
In the case of reverse repurchase and repurchase transactions, additional collateral may be collected from or pledged to counterparties to manage credit exposure according to bilateral reverse repurchase or repurchase agreements. In the event of default by a reverse repurchase transaction counterparty, the Company is entitled to liquidate the collateral held to offset against the same counterparty’s obligation.
The following tables present the effect of conditional master netting agreements and similar arrangements. Similar arrangements may include global master repurchase agreements, global master securities lending agreements, and any related rights to financial collateral pledged or received.

As at June 30, 2025	Gross amounts of financial instruments(1)	Related amounts not set off in the Consolidated Statements of Financial Position		Net amounts including financing entity(3)	Net amounts excluding financing entity
		Amounts subject to enforceable master netting agreements or similar arrangements	Financial and cash collateral pledged (received)(2)
Financial assets
Derivative assets	$9,421	$(6,125)	$(2,961)	$335	$335
Securities lending	1,606	-	(1,590)	16	-
Reverse repurchase agreements	481	-	(481)	-	-
Total financial assets	$11,508	$(6,125)	$(5,032)	$351	$335
Financial liabilities
Derivative liabilities	(14,248)	6,125	8,021	(102)	(33)
Repurchase agreements	(109)	-	105	(4)	-
Total financial liabilities	$(14,357)	$6,125	$8,126	$(106)	$(33)

As at December 31, 2024	Gross amounts of financial instruments(1)	Related amounts not set off in the Consolidated Statements of Financial Position		Net amounts including financing entity(3)	Net amounts excluding financing entity
		Amounts subject to enforceable master netting agreements or similar arrangements	Financial and cash collateral pledged (received)(2)
Financial assets
Derivative assets	$9,048	$(6,633)	$(1,986)	$429	$429
Securities lending	1,021	-	(1,021)	-	-
Reverse repurchase agreements	1,594	(569)	(1,025)	-	-
Total financial assets	$11,663	$(7,202)	$(4,032)	$429	$429
Financial liabilities
Derivative liabilities	$(15,026)	$6,633	$8,305	$(88)	$(15)
Repurchase agreements	(668)	569	99	-	-
Total financial liabilities	$(15,694)	$7,202	$8,404	$(88)	$(15)
(1)Financial assets and liabilities include accrued interest of $337 and $643, respectively (December 31, 2024 – $388 and $779, respectively).
(2)Financial and cash collateral exclude over-collateralization. As at June 30, 2025, the Company was over-collateralized on OTC derivative assets, OTC derivative liabilities, securities lending and reverse repurchase agreements and repurchase agreements in the amounts of $526, $2,412, $39 and $nil, respectively (December 31, 2024 – $641, $2,472, $35 and $nil, respectively). As at June 30, 2025, collateral pledged (received) does not include collateral-in-
transit on OTC instruments or initial margin on exchange-traded contracts or cleared contracts.
(3)Includes derivative contracts entered between the Company and its unconsolidated financing entity. The Company does not exchange collateral on derivative contracts entered with this entity.

Manulife Financial Corporation – Second Quarter 2025	95
The Company also has certain credit linked note assets and variable surplus note liabilities which have unconditional offsetting rights. Under the netting agreements, the Company has rights of offset including in the event of the Company’s default, insolvency, or bankruptcy. These financial instruments are offset in the Consolidated Statements of Financial Position.
A credit linked note is a debt instrument the term of which, in this case, is linked to a variable surplus note. A surplus note is a subordinated debt obligation that often qualifies as surplus (the U.S. statutory equivalent of equity) by some U.S. state insurance regulators. Interest payments on surplus notes are made after all other contractual payments are made. The following tables present the effect of unconditional netting.

As at June 30, 2025	Gross amounts of financial instruments	Amounts subject to an enforceable netting arrangement	Net amounts of financial instruments
Credit linked note	$1,345	$(1,345)	$-
Variable surplus note	(1,345)	1,345	-

As at December 31, 2024	Gross amounts of financial instruments	Amounts subject to an enforceable netting arrangement	Net amounts of financial instruments
Credit linked note	$1,392	$(1,392)	$-
Variable surplus note	(1,392)	1,392	-
Note 8    Long-Term Debt
(a)Carrying value of long-term debt instruments

				As at
	Issue date	Maturity date	Par value	June 30, 2025	December 31, 2024
3.050% Senior notes(1)	August 27, 2020	August 27, 2060	US$1,155	$1,575	$1,659
5.375% Senior notes(1)	March 4, 2016	March 4, 2046	US$750	1,012	1,067
3.703% Senior notes(1)	March 16, 2022	March 16, 2032	US$750	1,019	1,074
2.396% Senior notes(1)	June 1, 2020	June 1, 2027	US$200	273	287
2.484% Senior notes(1)	May 19, 2020	May 19, 2027	US$500	681	717
3.527% Senior notes(1)	December 2, 2016	December 2, 2026	US$270	368	388
4.150% Senior notes(1)	March 4, 2016	March 4, 2026	US$1,000	1,364	1,437
Total				$6,292	$6,629
(1)These U.S. dollar senior notes have been designated as hedges of the Company’s net investment in its U.S. operations which reduces the earnings volatility that would otherwise arise from the re-measurement of these senior notes into Canadian dollars.
(b)Fair value measurement
The Company measures its long-term debt at amortized cost in the Consolidated Statements of Financial Position. As at June
30, 2025, the fair value of long-term debt was $5,523 (December 31, 2024 – $5,741). The fair value of long-term debt was determined using Level 2 valuation techniques (December 31, 2024 – Level 2).

Manulife Financial Corporation – Second Quarter 2025	96
Note 9    Capital Instruments
(a)Carrying value of capital instruments

					As at
	Issue date	Earliest par redemption date	Maturity date	Par value	June 30, 2025	December 31, 2024
JHFC Subordinated notes	December 14, 2006	n/a	December 15, 2036	$650	$648	$648
3.983% MFC Subordinated debentures	May 23, 2025	May 23, 2030	May 23, 2035	$500	497	-
2.818% MFC Subordinated debentures(1)	May 12, 2020	May 13, 2030	May 13, 2035	$1,000	997	997
4.064%MFC Subordinated debentures	December 6, 2024	December 6, 2029	December 6, 2034	$1,000	995	995
4.275% MFC Subordinated notes(2)	June 19, 2024	June 19, 2029	June 19, 2034	S$500	533	524
5.054% MFC Subordinated debentures	February 23, 2024	February 23, 2029	February 23, 2034	$1,100	1,096	1,095
5.409% MFC Subordinated debentures	March 10, 2023	March 10, 2028	March 10, 2033	$1,200	1,197	1,196
4.061% MFC Subordinated notes(1),(3)	February 24, 2017	February 24, 2027	February 24, 2032	US$750	1,022	1,077
2.237% MFC Subordinated debentures(4)	May 12, 2020	May 12, 2025	May 12, 2030	$1,000	-	1,000
Total					$6,985	$7,532
(1)Capital instruments with interest rates resetting in the future that reference the Canadian Dollar Offered Rate (“CDOR”) and the U.S. Dollar Mid-Swap rate
(based on London Interbank Offered Rate (LIBOR)) amount to $997 and $1,022, respectively (2024 – $1,997 and $1,077, respectively). Future rate resets for these capital instruments may rely on alternative reference rates such as CORRA, the alternative rate for CDOR, and the Secured Overnight Financing Rate
(SOFR) the alternative rate for USD LIBOR. As at June 30, 2025, the interest rate benchmark reform has not resulted in material changes in the Company’s risk management strategy.
(2)Designated as a hedge of the Company’s net investment in its Singapore operations which reduces the earnings volatility that would otherwise arise from the re-measurement of the subordinated notes into Canadian dollars.
(3)Designated as a hedge of the Company’s net investment in its U.S. operations which reduces the earnings volatility that would otherwise arise from the re-
measurement of the subordinated notes into Canadian dollars.
(4)The 2.237% MFC Subordinated debentures were redeemed at par on May 12, 2025.
(b)Fair value measurement
The Company measures capital instruments at amortized cost in the Consolidated Statements of Financial Position. As at
June 30, 2025, the fair value of capital instruments was $7,093 (December 31, 2024 – $7,575). The fair value of capital instruments was determined using Level 2 valuation techniques (December 31, 2024 – Level 2).

Manulife Financial Corporation – Second Quarter 2025	97
Note 10    Equity Capital and Earnings Per Share
(a)Preferred shares and other equity instruments
The following table presents information about the outstanding preferred shares and other equity instruments as at June 30,
2025 and December 31, 2024.

	Issue date	Annual dividend / distribution rate(1)	Earliest redemption date(2),(3)	Number of shares (in millions)	Face amount	Net amount(4) as at
						June 30, 2025	December 31, 2024
Preferred shares
Class A preferred shares
Series 2	February 18, 2005	4.650%	n/a	14	$350	$344	$344
Series 3	January 3, 2006	4.500%	n/a	12	300	294	294
Class 1 preferred shares
Series 3(5),(6)	March 11, 2011	2.348%	June 19, 2026	7	163	160	160
Series 4(7)	June 20, 2016	floating	June 19, 2026	1	37	36	36
Series 9(5),(6)	May 24, 2012	5.978%	September 19, 2027	10	250	244	244
Series 11(5),(6)	December 4, 2012	6.159%	March 19, 2028	8	200	196	196
Series 13(5),(6)	June 21, 2013	6.350%	September 19, 2028	8	200	196	196
Series 15(5),(6)	February 25, 2014	5.775%	June 19, 2029	8	200	195	195
Series 17(5),(6)	August 15, 2014	5.542%	December 19, 2029	14	350	343	343
Series 19(5),(6),(8)	December 3, 2014	5.169%	March 19, 2030	10	250	246	246
Series 25(5),(6)	February 20, 2018	5.942%	June 19, 2028	10	250	245	245
Other equity instruments
Limited recourse capital notes (LRCN)(9)
Series 1(10)	February 19, 2021	3.375%	May 19, 2026	n/a	2,000	1,982	1,982
Series 2(10)	November 12, 2021	4.100%	February 19, 2027	n/a	1,200	1,189	1,189
Series 3(10)	June 16, 2022	7.117%	June 19, 2027	n/a	1,000	990	990
Total				102	$6,750	$6,660	$6,660
(1)Holders of Class A and Class 1 preferred shares are entitled to receive non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors. Non-deferrable distributions are payable to all LRCN holders semi-annually at the Company’s discretion.
(2)Redemption of all preferred shares is subject to regulatory approval. MFC may redeem each series, in whole or in part, at par, on the earliest redemption dates or every five years thereafter, except for Class A Series 2, Class A Series 3 and Class 1 Series 4 preferred shares. Class A Series 2 and Series 3 preferred shares are past their respective earliest redemption date and MFC may redeem these preferred shares, in whole or in part, at par at any time, subject to regulatory approval. MFC may redeem the Class 1 Series 4 preferred shares, in whole or in part, at any time, at $25.00 per share if redeemed on June 19,
2026 (the earliest redemption date) and on June 19 every five years thereafter, or at $25.50 per share if redeemed on any other date after June 19, 2021, subject to regulatory approval.
(3)Redemption of all LRCN series is subject to regulatory approval. MFC may at its option redeem each series in whole or in part, at a redemption price equal to par, together with accrued and unpaid interest. The redemption period for Series 1 is every five years during the period from May 19 to and including June 19, commencing in 2026. The redemption period for Series 2 is every five years during the period from February 19 to and including March 19, commencing in
2027. After the first redemption date, the redemption period for Series 3 is every five years during the period from May 19 to and including June 19, commencing in 2032.
(4)Net of after-tax issuance costs.
(5)On the earliest redemption date and every five years thereafter, the annual dividend rate will be reset to the five-year Government of Canada bond yield plus a yield specified for each series. The specified yield for Class 1 preferred shares is: Series 3 – 1.41%, Series 9 – 2.86%, Series 11 – 2.61%, Series 13 – 2.22%,
Series 15 – 2.16%, Series 17 – 2.36%, Series 19 – 2.30%, and Series 25 – 2.55%.
(6)On the earliest redemption date and every five years thereafter, Class 1 preferred shares are convertible at the option of the holder into a new series that is one number higher than their existing series, and the holders are entitled to non-cumulative preferential cash dividends, payable quarterly if and when declared by the Board of Directors, at a rate equal to the three-month Government of Canada Treasury bill yield plus the rate specified in footnote 5 above.
(7)The floating dividend rate for the Class 1 Series 4 shares equals the three-month Government of Canada Treasury bill yield plus 1.41%.
(8)MFC did not exercise its right to redeem the outstanding Class 1 Shares Series 19 on March 19, 2025, which was the earliest redemption date. The dividend rate was reset as specified in footnote 5 above to an annual fixed rate of 5.169%, for a five-year period commencing on March 20, 2025.
(9)Non-payment of distributions or principal on any LRCN series when due will result in a recourse event. The recourse of each noteholder will be limited to their proportionate amount of the Limited Recourse Trust’s assets which comprise of Class 1 Series 27 preferred shares for LRCN Series 1, Class 1 Series 28 preferred shares for LRCN Series 2, and Class 1 Series 29 preferred shares for LRCN Series 3. All claims of the holders of LRCN series against MFC will be extinguished upon receipt of the corresponding trust assets. The Class 1 Series 27, Class 1 Series 28 and Class 1 Series 29 preferred shares are eliminated on consolidation while being held in the Limited Recourse Trust.
(10)The LRCN Series 1 pay a distribution at a fixed rate of 3.375% payable semi-annually, until June 18, 2026; on June 19, 2026 and every five years thereafter until June 19, 2076, the rate will be reset at a rate equal to the five-year Government of Canada yield as defined in the prospectus, plus 2.839%. The LRCN
Series 2 pay a distribution at a fixed rate of 4.10% payable semi-annually, until March 18, 2027; on March 19, 2027 and every five years thereafter until March
19, 2077, the rate will be reset at a rate equal to the five-year Government of Canada yield as defined in the prospectus, plus 2.704%. The LRCN Series 3 pay a distribution at a fixed rate of 7.117% payable semi-annually, until June 18, 2027; on June 19, 2027 and every five years thereafter until June 19, 2077, the rate will be reset at a rate equal to the five-year Government of Canada yield as defined in the prospectus, plus 3.95%.
(b)Common shares
As at June 30, 2025, there were 10 million outstanding stock options and deferred share units that entitle the holders to receive common shares or payment in cash or common shares, at the option of the holders (December 31, 2024 – 12 million).

Manulife Financial Corporation – Second Quarter 2025	98
The following table presents changes in common shares issued and outstanding.

Number of common shares (in millions)	For the six months ended June 30, 2025	For the year ended December 31, 2024
Balance, beginning of period	1,729	1,806
Repurchased for cancellation	(27)	(83)
Issued on exercise of stock options and deferred share units	1	6
Balance, end of period	1,703	1,729
Normal course issuer bid
On February 19, 2025, the Company received approval from the Toronto Stock Exchange to launch a normal course issuer bid
(“NCIB”), permitting the purchase for cancellation of up to 51.5 million common shares, representing approximately 3.0% of common shares outstanding. Purchases under the NCIB commenced on February 24, 2025 and may continue until February
23, 2026, when the NCIB expires, or such earlier date as the Company completes its purchases.
During the six months ended June 30, 2025, the Company purchased for cancellation 26.6 million shares (2024 – 24.7 million shares) for $1,140, including 20.9 million shares for $892 under the current NCIB, and 5.7 million shares for $248 under the previous NCIB, incurring $20 tax on net repurchases of equity (2024 – $840 under NCIB and $15 tax). Of this, $318 was recorded in Common shares and $842 was recorded in Shareholders and other equity holders’ retained earnings in the
Consolidated Statements of Changes in Equity (2024 – $295 and $560, respectively).
(c)Earnings per share
The following is a reconciliation of the denominator (number of shares) in the calculation of basic and diluted earnings per common share.

For the	three months ended June 30,		six months ended June 30,
	2025	2024	2025	2024
Weighted average number of common shares (in millions)	1,710	1,793	1,717	1,799
Dilutive stock-based awards(1) (in millions)	5	6	5	6
Weighted average number of diluted common shares (in millions)	1,715	1,799	1,722	1,805
(1)The dilutive effect of stock-based awards was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period.
Note 11    Revenue from Service Contracts
The Company provides investment management services, transaction processing and administrative services and distribution and related services to proprietary and third-party investment funds, retirement plans, group benefit plans, institutional investors and other arrangements. The Company also provides real estate management services to tenants of the Company’s investment properties.
The Company’s service contracts generally impose single performance obligations, each consisting of a series of similar related services for each customer.
The Company’s performance obligations within service arrangements are generally satisfied over time as the customer simultaneously receives and consumes the benefits of the services rendered, measured using an output method. Fees related to services provided typically include variable consideration and the related revenue is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur.
Asset-based fees vary with asset values of accounts under management, subject to market conditions and investor behaviours beyond the Company’s control. Transaction processing and administrative fees vary with activity volumes, also beyond the
Company’s control. Some fees, including distribution fees, are based on account balances and transaction volumes. Fees related to account balances and transaction volumes are measured daily.
Real estate management service fees include fixed portions plus recovery of variable costs of services rendered to tenants.
The Company has determined that its service contracts have no significant financing components because fees are collected monthly. The Company has no significant contract assets or contract liabilities.

Manulife Financial Corporation – Second Quarter 2025	99
The following tables present revenue from service contracts by service lines and reporting segments as disclosed in note 14.

For the three months ended June 30, 2025	Global WAM	Asia, Canada, U.S., and Corporate and Other	Total
Investment management and other related fees	$916	$(91)	$825
Transaction processing, administration, and service fees	766	72	838
Distribution fees and other	216	(22)	194
Total included in other revenue	1,898	(41)	1,857
Revenue from non-service lines	4	(10)	(6)
Total other revenue	$1,902	$(51)	$1,851
Real estate management services included in net investment income	$-	$60	$60

For the three months ended June 30, 2024	Global WAM	Asia, Canada, U.S., and Corporate and Other	Total
Investment management and other related fees	$875	$(124)	$751
Transaction processing, administration, and service fees	711	68	779
Distribution fees and other	222	9	231
Total included in other revenue	1,808	(47)	1,761
Revenue from non-service lines	1	87	88
Total other revenue	$1,809	$40	$1,849
Real estate management services included in net investment income	$-	$68	$68

For the six months ended June 30, 2025	Global WAM	Asia, Canada, U.S., and Corporate and Other	Total
Investment management and other related fees	$1,888	$(215)	$1,673
Transaction processing, administration, and service fees	1,545	145	1,690
Distribution fees and other	436	(8)	428
Total included in other revenue	3,869	(78)	3,791
Revenue from non-service lines	8	38	46
Total other revenue	$3,877	$(40)	$3,837
Real estate management services included in net investment income	$-	$133	$133

For the six months ended June 30, 2024	Global WAM	Asia, Canada, U.S., and Corporate and Other	Total
Investment management and other related fees	$1,725	$(242)	$1,483
Transaction processing, administration, and service fees	1,393	149	1,542
Distribution fees and other	444	24	468
Total included in other revenue	3,562	(69)	3,493
Revenue from non-service lines	(3)	167	164
Total other revenue	$3,559	$98	$3,657
Real estate management services included in net investment income	$-	$152	$152

Manulife Financial Corporation – Second Quarter 2025	100
Note 12    Employee Future Benefits
The Company maintains defined contribution and defined benefit pension plans, and other post-employment plans for eligible employees and agents. The following table presents information about the financial impacts of the Company’s material pension and retiree welfare plans in the U.S. and Canada.

For the three months ended June 30,	Pension plans		Retiree welfare plans
	2025	2024	2025	2024
Defined benefit current service cost(1)	$11	$11	$-	$-
Defined benefit administrative expenses	2	3	1	1
Service cost	13	14	1	1
Interest on net defined benefit (asset) liability	-	1	(2)	(1)
Defined benefit cost	13	15	(1)	-
Defined contribution cost	25	23	-	-
Net benefit cost recognized in the Consolidated Statements of Financial Position	$38	$38	$(1)	$-
Actuarial (gain) loss on economic assumption changes	$(23)	$(35)	$(1)	$(6)
Investment (gain) loss (excluding interest income)	35	3	7	1
Change in effect of asset limit	(1)	3	-	-
Re-measurement (gain) loss recorded in AOCI, net of tax	$11	$(29)	$6	$(5)
(1)There are no significant current service costs for the retiree welfare plans as they are closed and mostly frozen. The re-measurement gain or loss on these plans is due to the volatility of discount rates and investment returns.

For the six months ended June 30,	Pension plans		Retiree welfare plans
	2025	2024	2025	2024
Defined benefit current service cost(1)	$23	$22	$-	$-
Defined benefit administrative expenses	5	5	1	1
Service cost	28	27	1	1
Interest on net defined benefit (asset) liability	-	2	(4)	(2)
Defined benefit cost	28	29	(3)	(1)
Defined contribution cost	54	52	-	-
Net benefit cost recognized in the Consolidated Statements of Financial Position	$82	$81	$(3)	$(1)
Actuarial (gain) loss on economic assumption changes	$1	$(83)	$3	$(14)
Investment (gain) loss (excluding interest income)	44	14	1	-
Change in effect of asset limit	-	3	-	-
Re-measurement (gain) loss recorded in AOCI, net of tax	$45	$(66)	$4	$(14)
(1)There are no significant current service costs for the retiree welfare plans as they are closed and mostly frozen. The re-measurement gain or loss on these plans is due to the volatility of discount rates and investment returns.
Note 13    Commitments and Contingencies
(a)Legal proceedings
The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions where the
Company is a party ordinarily relate to its activities as a provider of insurance protection or wealth management products, reinsurance, or in its capacity as an investment adviser, employer, or taxpayer. Other life insurers and asset managers, operating in the jurisdictions in which the Company does business, have been subject to a wide variety of other types of actions, some of which resulted in substantial judgments or settlements against the defendants; it is possible that the
Company may become involved in similar actions in the future. In addition, government and regulatory bodies in Canada, the
United States, Asia and other jurisdictions where the Company conducts business regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.
In September 2023, a lawsuit was initiated against the Company in the U.S. District Court of the Southern District of New York
as a putative class action on behalf of all current and former owners of universal life insurance policies issued by the Company that state that “cost of insurance rates will be based on future expectations that include taxes.” The Plaintiff’s theory is that the
Company impermissibly failed to decrease the cost of insurance rates charged to these policy owners after the implementation of the Tax Cuts and Jobs Act of 2018. It is too early in the litigation to offer any reliable opinion about the scope of the class policies that may be at issue or the likely outcome.
(b)Guarantees
(I)Guarantee regarding Manulife Finance (Delaware), L.P. (“MFLP”)
MFC has guaranteed the payment of amounts on the $650 subordinated debentures due on December 15, 2041 issued by
MFLP, a wholly owned unconsolidated financing entity.

Manulife Financial Corporation – Second Quarter 2025	101
The following tables present certain condensed consolidated financial information for MFC and MFLP.
Condensed Consolidated Statements of Income Information

For the three months ended June 30, 2025	MFC (Guarantor)	Subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total insurance service result	$-	$1,006	$-	$1,006	$-
Total investment result	260	1,548	(542)	1,266	13
Other revenue	2	1,850	(1)	1,851	(13)
Net income (loss) attributed to shareholders and other equity holders	1,789	1,614	(1,614)	1,789	(8)

For the three months ended June 30, 2024	MFC (Guarantor)	Subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total insurance service result	$-	$1,037	$-	$1,037	$-
Total investment result	183	691	(361)	513	13
Other revenue	(4)	1,852	1	1,849	3
Net income (loss) attributed to shareholders and other equity holders	1,042	950	(950)	1,042	4

For the six months ended June 30, 2025	MFC (Guarantor)	Subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total insurance service result	$-	$2,049	$-	$2,049	$-
Total investment result	264	1,184	(546)	902	25
Other revenue	3	3,835	(1)	3,837	(13)
Net income (loss) attributed to shareholders and other equity holders	2,274	2,196	(2,196)	2,274	(6)

For the six months ended June 30, 2024	MFC (Guarantor)	Subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total insurance service result	$-	$2,015	$-	$2,015	$-
Total investment result	188	1,036	(363)	861	27
Other revenue	(7)	3,663	1	3,657	9
Net income (loss) attributed to shareholders and other equity holders	1,908	1,901	(1,901)	1,908	13
Condensed Consolidated Statements of Financial Position Information

As at June 30, 2025	MFC (Guarantor)	Subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total invested assets	$152	$438,314	$-	$438,466	$31
Insurance contract assets	-	183	-	183	-
Reinsurance contract held assets	-	61,235	-	61,235	-
Total other assets	99,441	115,063	(173,477)	41,027	977
Segregated funds net assets	-	436,558	-	436,558	-
Insurance contract liabilities, excluding those for account of segregated fund holders	-	397,487	-	397,487	-
Reinsurance contract held liabilities	-	2,942	-	2,942	-
Investment contract liabilities	-	14,071	-	14,071	-
Total other liabilities	50,513	127,528	(102,883)	75,158	729
Insurance contract liabilities for account of segregated fund holders	-	123,539	-	123,539	-
Investment contract liabilities for account of segregated fund holders	-	313,019	-	313,019	-

Manulife Financial Corporation – Second Quarter 2025	102

As at December 31, 2024	MFC (Guarantor)	Subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total invested assets	$126	$442,371	$-	$442,497	$16
Insurance contract assets	-	102	-	102	-
Reinsurance contract held assets	-	59,015	-	59,015	-
Total other assets	65,898	46,450	(71,132)	41,216	995
Segregated funds net assets	-	435,988	-	435,988	-
Insurance contract liabilities, excluding those for account of segregated fund holders	-	396,401	-	396,401	-
Reinsurance contract held liabilities	-	2,669	-	2,669	-
Investment contract liabilities	-	13,498	-	13,498	-
Total other liabilities	15,052	63,825	(1,575)	77,302	726
Insurance contract liabilities for account of segregated fund holders	-	126,545	-	126,545	-
Investment contract liabilities for account of segregated fund holders	-	309,443	-	309,443	-
(II)Guarantees regarding John Hancock Life Insurance Company (U.S.A.) (“JHUSA”)
Details of guarantees regarding certain securities issued or to be issued by JHUSA are outlined in note 16.
Note 14    Segment and Geographic Reporting
The Company’s reporting segments are Asia, Canada, U.S., Global WAM and Corporate and Other. Each reporting segment is responsible for managing its operating results, developing products, and defining strategies for services and distribution based on the profile and needs of its businesses and markets. The Company’s significant product and service offerings by the reporting segments are mentioned below.
Wealth and asset management businesses (Global WAM) – branded as Manulife Investment Management, provides investment advice and innovative solutions to retirement, retail, and institutional clients. Products and services are distributed through multiple distribution channels, including agents and brokers affiliated with the Company, independent securities brokerage firms and financial advisors, pension plan consultants and banks.
Insurance and annuity products (Asia, Canada and U.S.) – include a variety of individual life insurance, individual and group long-term care insurance, and guaranteed and partially guaranteed annuity products. Products are distributed through multiple distribution channels, including insurance agents, brokers, banks, financial planners and direct marketing. Manulife
Bank of Canada offers a variety of deposit and credit products to Canadian customers.
Corporate and Other segment – comprised of investment performance of assets backing capital, net of amounts allocated to operating segments; costs incurred by the corporate office related to shareholder activities (not allocated to the operating segments); financing costs; property and casualty reinsurance business; and run-off reinsurance operations including variable annuities and accident and health. In addition, consolidations and eliminations of transactions between operating segments are also included.

Manulife Financial Corporation – Second Quarter 2025	103
The following tables present results by reporting segments and by geographical location.
(a)By Segment

For the three months ended June 30, 2025	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Insurance service result
Life, health and property and casualty insurance	$553	$312	$15	$-	$26	$906
Annuities and pensions	18	58	24	-	-	100
Total insurance service result	571	370	39	-	26	1,006
Net investment income (loss)	3,521	1,273	1,776	(114)	340	6,796
Insurance finance income (expenses)
Life, health and property and casualty insurance	(2,792)	(1,083)	(1,953)	-	3	(5,825)
Annuities and pensions	358	202	92	2	-	654
Total insurance finance income (expenses)	(2,434)	(881)	(1,861)	2	3	(5,171)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	(350)	69	267	-	4	(10)
Annuities and pensions	(52)	-	(137)	-	-	(189)
Total reinsurance finance income (expenses)	(402)	69	130	-	4	(199)
Decrease (increase) in investment contract liabilities	-	(28)	(35)	(96)	(1)	(160)
Net segregated fund investment result	-	-	-	-	-	-
Total investment result	685	433	10	(208)	346	1,266
Other revenue	(92)	85	33	1,902	(77)	1,851
Other expenses	(66)	(172)	(46)	(1,118)	(102)	(1,504)
Interest expenses	(6)	(190)	(5)	(1)	(156)	(358)
Net income (loss) before income taxes	1,092	526	31	575	37	2,261
Income tax (expenses) recoveries	(149)	(115)	5	(93)	14	(338)
Net income (loss)	943	411	36	482	51	1,923
Less net income (loss) attributed to:
Non-controlling interests	49	-	-	-	-	49
Participating policyholders	64	21	-	-	-	85
Net income (loss) attributed to shareholders and other equity holders	$830	$390	$36	$482	$51	$1,789

For the three months ended June 30, 2024	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Insurance service result
Life, health and property and casualty insurance	$509	$283	$130	$-	$17	$939
Annuities and pensions	11	60	27	-	-	98
Total insurance service result	520	343	157	-	17	1,037
Net investment income (loss)	2,424	685	1,237	(154)	320	4,512
Insurance finance income (expenses)
Life, health and property and casualty insurance	(1,257)	(632)	(1,387)	-	1	(3,275)
Annuities and pensions	(1,196)	(71)	(81)	-	-	(1,348)
Total insurance finance income (expenses)	(2,453)	(703)	(1,468)	-	1	(4,623)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	41	200	266	-	(5)	502
Annuities and pensions	264	(1)	(11)	-	-	252
Total reinsurance finance income (expenses)	305	199	255	-	(5)	754
Decrease (increase) in investment contract liabilities	(5)	(20)	(18)	(86)	(1)	(130)
Net segregated fund investment result	-	-	-	-	-	-
Total investment result	271	161	6	(240)	315	513
Other revenue	63	73	27	1,809	(123)	1,849
Other expenses	(83)	(170)	(31)	(1,184)	(121)	(1,589)
Interest expenses	(8)	(266)	(3)	(2)	(147)	(426)
Net income (loss) before income taxes	763	141	156	383	(59)	1,384
Income tax (expenses) recoveries	(115)	(39)	(21)	(32)	(45)	(252)
Net income (loss)	648	102	135	351	(104)	1,132
Less net income (loss) attributed to:
Non-controlling interests	38	-	-	1	-	39
Participating policyholders	28	23	-	-	-	51
Net income (loss) attributed to shareholders and other equity holders	$582	$79	$135	$350	$(104)	$1,042

Manulife Financial Corporation – Second Quarter 2025	104

For the six months ended June 30, 2025	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Insurance service result
Life, health and property and casualty insurance	$1,211	$570	$141	$-	$(9)	$1,913
Annuities and pensions	(26)	117	45	-	-	136
Total insurance service result	1,185	687	186	-	(9)	2,049
Net investment income (loss)	4,604	2,481	2,482	(270)	445	9,742
Insurance finance income (expenses)
Life, health and property and casualty insurance	(4,116)	(1,902)	(3,652)	-	10	(9,660)
Annuities and pensions	1,171	57	(480)	2	-	750
Total insurance finance income (expenses)	(2,945)	(1,845)	(4,132)	2	10	(8,910)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	(444)	141	589	-	4	290
Annuities and pensions	(187)	-	218	-	-	31
Total reinsurance finance income (expenses)	(631)	141	807	-	4	321
Decrease (increase) in investment contract liabilities	1	(46)	3	(212)	3	(251)
Net segregated fund investment result	-	-	-	-	-	-
Total investment result	1,029	731	(840)	(480)	462	902
Other revenue	(91)	159	58	3,877	(166)	3,837
Other expenses	(148)	(342)	(96)	(2,292)	(213)	(3,091)
Interest expenses	(13)	(404)	(8)	(2)	(310)	(737)
Net income (loss) before income taxes	1,962	831	(700)	1,103	(236)	2,960
Income tax (expenses) recoveries	(280)	(174)	167	(177)	50	(414)
Net income (loss)	1,682	657	(533)	926	(186)	2,546
Less net income (loss) attributed to:
Non-controlling interests	116	-	-	1	(2)	115
Participating policyholders	112	45	-	-	-	157
Net income (loss) attributed to shareholders and other equity holders	$1,454	$612	$(533)	$925	$(184)	$2,274
Total assets	$216,565	$162,365	$245,666	$310,125	$42,748	$977,469

For the six months ended June 30, 2024	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Insurance service result
Life, health and property and casualty insurance	$1,073	$511	$225	$-	$45	$1,854
Annuities and pensions	(6)	116	51	-	-	161
Total insurance service result	1,067	627	276	-	45	2,015
Net investment income (loss)	4,652	1,889	2,142	(331)	653	9,005
Insurance finance income (expenses)
Life, health and property and casualty insurance	(2,697)	(1,687)	(2,998)	-	25	(7,357)
Annuities and pensions	(2,324)	254	346	-	-	(1,724)
Total insurance finance income (expenses)	(5,021)	(1,433)	(2,652)	-	25	(9,081)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	(143)	195	742	-	(5)	789
Annuities and pensions	850	(1)	(460)	-	-	389
Total reinsurance finance income (expenses)	707	194	282	-	(5)	1,178
Decrease (increase) in investment contract liabilities	(13)	(36)	(56)	(139)	3	(241)
Net segregated fund investment result	-	-	-	-	-	-
Total investment result	325	614	(284)	(470)	676	861
Other revenue	118	148	66	3,559	(234)	3,657
Other expenses	(139)	(330)	(49)	(2,276)	(253)	(3,047)
Interest expenses	(14)	(537)	(7)	(4)	(288)	(850)
Net income (loss) before income taxes	1,357	522	2	809	(54)	2,636
Income tax (expenses) recoveries	(265)	(122)	25	(93)	(77)	(532)
Net income (loss)	1,092	400	27	716	(131)	2,104
Less net income (loss) attributed to:
Non-controlling interests	93	-	-	1	-	94
Participating policyholders	54	48	-	-	-	102
Net income (loss) attributed to shareholders and other equity holders	$945	$352	$27	$715	$(131)	$1,908
Total assets	$188,217	$153,629	$251,973	$282,890	$38,564	$915,273

Manulife Financial Corporation – Second Quarter 2025	105
(b)By Geographic Location

For the three months ended June 30, 2025	Asia	Canada	U.S.	Other	Total
Insurance service result
Life, health and property and casualty insurance	$554	$314	$11	$27	$906
Annuities and pensions	18	58	24	-	100
Total insurance service result	572	372	35	27	1,006
Net investment income (loss)	3,612	1,404	1,772	8	6,796
Insurance finance income (expenses)
Life, health and property and casualty insurance	(2,791)	(1,089)	(1,945)	-	(5,825)
Annuities and pensions	359	202	93	-	654
Total insurance finance income (expenses)	(2,432)	(887)	(1,852)	-	(5,171)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	(350)	74	266	-	(10)
Annuities and pensions	(52)	-	(137)	-	(189)
Total reinsurance finance income (expenses)	(402)	74	129	-	(199)
Decrease (increase) in investment contract liabilities	(70)	(48)	(41)	(1)	(160)
Net segregated fund investment result	-	-	-	-	-
Total investment result	$708	$543	$8	$7	$1,266
Other revenue	$241	$554	$997	$59	$1,851

For the three months ended June 30, 2024	Asia	Canada	U.S.	Other	Total
Insurance service result
Life, health and property and casualty insurance	$508	$286	$126	$19	$939
Annuities and pensions	11	60	27	-	98
Total insurance service result	519	346	153	19	1,037
Net investment income (loss)	2,425	856	1,214	17	4,512
Insurance finance income (expenses)
Life, health and property and casualty insurance	(1,257)	(628)	(1,390)	-	(3,275)
Annuities and pensions	(1,196)	(71)	(81)	-	(1,348)
Total insurance finance income (expenses)	(2,453)	(699)	(1,471)	-	(4,623)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	41	195	266	-	502
Annuities and pensions	264	(1)	(11)	-	252
Total reinsurance finance income (expenses)	305	194	255	-	754
Decrease (increase) in investment contract liabilities	(50)	(42)	(36)	(2)	(130)
Net segregated fund investment result	-	-	-	-	-
Total investment result	$227	$309	$(38)	$15	$513
Other revenue	$516	$540	$875	$(82)	$1,849

Manulife Financial Corporation – Second Quarter 2025	106

For the six months ended June 30, 2025	Asia	Canada	U.S.	Other	Total
Insurance service result
Life, health and property and casualty insurance	$1,212	$565	$133	$3	$1,913
Annuities and pensions	(26)	117	45	-	136
Total insurance service result	1,186	682	178	3	2,049
Net investment income (loss)	4,665	2,680	2,373	24	9,742
Insurance finance income (expenses)
Life, health and property and casualty insurance	(4,115)	(1,908)	(3,637)	-	(9,660)
Annuities and pensions	1,172	57	(479)	-	750
Total insurance finance income (expenses)	(2,943)	(1,851)	(4,116)	-	(8,910)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	(444)	146	588	-	290
Annuities and pensions	(187)	-	218	-	31
Total reinsurance finance income (expenses)	(631)	146	806	-	321
Decrease (increase) in investment contract liabilities	(133)	(86)	(30)	(2)	(251)
Net segregated fund investment result	-	-	-	-	-
Total investment result	$958	$889	$(967)	$22	$902
Other revenue	$558	$1,147	$2,000	$132	$3,837

For the six months ended June 30, 2024	Asia	Canada	U.S.	Other	Total
Insurance service result
Life, health and property and casualty insurance	$1,073	$510	$221	$50	$1,854
Annuities and pensions	(6)	116	51	-	161
Total insurance service result	1,067	626	272	50	2,015
Net investment income (loss)	4,681	2,243	2,063	18	9,005
Insurance finance income (expenses)
Life, health and property and casualty insurance	(2,697)	(1,683)	(2,977)	-	(7,357)
Annuities and pensions	(2,324)	254	346	-	(1,724)
Total insurance finance income (expenses)	(5,021)	(1,429)	(2,631)	-	(9,081)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	(143)	190	742	-	789
Annuities and pensions	850	(1)	(460)	-	389
Total reinsurance finance income (expenses)	707	189	282	-	1,178
Decrease (increase) in investment contract liabilities	(91)	(77)	(70)	(3)	(241)
Net segregated fund investment result	-	-	-	-	-
Total investment result	$276	$926	$(356)	$15	$861
Other revenue	$1,020	$1,075	$1,733	$(171)	$3,657
Note 15    Segregated Funds
The Company manages a number of segregated funds on behalf of policyholders. Policyholders are provided with the opportunity to invest in different categories of segregated funds that hold a range of underlying investments. The underlying investments consist of both individual securities and mutual funds.
Segregated funds’ underlying investments may be exposed to a variety of financial and other risks. These risks are primarily mitigated by investment guidelines that are actively monitored by professional and experienced portfolio advisors. The
Company is not exposed to these risks beyond the liabilities related to the guarantees associated with certain variable life and annuity products included in segregated funds. Accordingly, the Company’s exposure to loss from segregated fund products is limited to the value of these guarantees.
As at June 30, 2025, these guarantees are recorded within the Company’s insurance contract liabilities and amount to $1,881
(December 31, 2024 – $1,886), of which $626 are reinsured (December 31, 2024 – $530). Assets supporting these guarantees, net of reinsurance, are recognized in invested assets according to their investment type. Insurance contract liabilities for account of segregated fund holders on the Consolidated Statements of Financial Position exclude these guarantees and are considered to be a non-distinct investment component of insurance contract liabilities. The denoted
components in the “Risk Management and Risk Factors Update” section of the Second Quarter 2025 MD&A provide information regarding market risk sensitivities associated with variable annuity and segregated fund guarantees.

Manulife Financial Corporation – Second Quarter 2025	107
Note 16    Information Provided in Connection with Investments in Deferred Annuity
Contracts and SignatureNotes Issued or Assumed by John Hancock Life Insurance
Company (U.S.A.)
The following condensed consolidated financial information, presented in accordance with IFRS, and the related disclosure have been included in these Interim Consolidated Financial Statements with respect to JHUSA in compliance with Regulation
S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the “Commission”). These financial statements are incorporated by reference in certain of the MFC and its subsidiaries registration statements and relate to MFC’s guarantee of certain securities to be issued by its subsidiaries. For information about JHUSA, the MFC guarantees and restrictions on the ability of MFC to obtain funds from its subsidiaries by dividend or loan, refer to note 23 to the Company’s
2024 Annual Consolidated Financial Statements.
Condensed Consolidated Statement of Financial Position

As at June 30, 2025	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Total invested assets	$152	$103,011	$335,414	$(111)	$438,466
Investments in unconsolidated subsidiaries	66,474	9,090	52,971	(128,535)	-
Insurance contract assets	-	-	220	(37)	183
Reinsurance contract held assets	-	49,514	21,807	(10,086)	61,235
Other assets	32,967	11,270	71,654	(74,864)	41,027
Segregated funds net assets	-	214,577	223,350	(1,369)	436,558
Total assets	$99,593	$387,462	$705,416	$(215,002)	$977,469
Liabilities and equity
Insurance contract liabilities, excluding those for account of segregated fund holders	$-	$144,015	$264,588	$(11,116)	$397,487
Reinsurance contract held liabilities	-	-	2,942	-	2,942
Investment contract liabilities	-	5,759	8,891	(579)	14,071
Other liabilities	37,883	6,540	91,526	(74,068)	61,881
Long-term debt	6,292	-	-	-	6,292
Capital instruments	6,338	-	32,847	(32,200)	6,985
Insurance contract liabilities for account of segregated fund holders	-	55,229	68,310	-	123,539
Investment contract liabilities for account of segregated fund holders	-	159,348	155,040	(1,369)	313,019
Shareholders and other equity holders’ equity	49,080	16,614	79,056	(95,670)	49,080
Participating policyholders’ equity	-	(43)	818	-	775
Non-controlling interests	-	-	1,398	-	1,398
Total liabilities and equity	$99,593	$387,462	$705,416	$(215,002)	$977,469

Manulife Financial Corporation – Second Quarter 2025	108
Condensed Consolidated Statement of Financial Position

As at December 31, 2024	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Total invested assets	$126	$112,444	$330,044	$(117)	$442,497
Investments in unconsolidated subsidiaries	65,350	9,393	21,510	(96,253)	-
Insurance contract assets	-	-	177	(75)	102
Reinsurance contract held assets	-	46,811	22,440	(10,236)	59,015
Other assets	548	11,182	34,660	(5,174)	41,216
Segregated funds net assets	-	218,909	218,681	(1,602)	435,988
Total assets	$66,024	$398,739	$627,512	$(113,457)	$978,818
Liabilities and equity
Insurance contract liabilities, excluding those for account of segregated fund holders	$-	$148,828	$258,007	$(10,434)	$396,401
Reinsurance contract held liabilities	-	-	2,669	-	2,669
Investment contract liabilities	-	5,260	8,854	(616)	13,498
Other liabilities	1,539	8,432	58,333	(5,163)	63,141
Long-term debt	6,629	-	-	-	6,629
Capital instruments	6,884	-	648	-	7,532
Insurance contract liabilities for account of segregated fund holders	-	58,137	68,408	-	126,545
Investment contract liabilities for account of segregated fund holders	-	160,772	150,273	(1,602)	309,443
Shareholders and other equity holders’ equity	50,972	17,357	78,285	(95,642)	50,972
Participating policyholders’ equity	-	(47)	614	-	567
Non-controlling interests	-	-	1,421	-	1,421
Total liabilities and equity	$66,024	$398,739	$627,512	$(113,457)	$978,818
Condensed Consolidated Statement of Income

For the three months ended June 30, 2025	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Insurance service result
Insurance revenue	$-	$2,870	$4,469	$(349)	$6,990
Insurance service expenses	-	(2,756)	(3,347)	338	(5,765)
Net expenses from reinsurance contracts held	-	(94)	(149)	24	(219)
Total insurance service result	-	20	973	13	1,006
Investment result
Net investment income (loss)	260	1,628	5,352	(444)	6,796
Insurance / reinsurance finance income (expenses)	-	(1,475)	(3,904)	9	(5,370)
Other investment result	-	(33)	(103)	(24)	(160)
Total investment result	260	120	1,345	(459)	1,266
Other revenue	2	271	1,695	(117)	1,851
Other expenses	(5)	(295)	(1,267)	63	(1,504)
Interest expenses	(131)	(4)	(723)	500	(358)
Net income (loss) before income taxes	126	112	2,023	-	2,261
Income tax (expenses) recoveries	(16)	18	(340)	-	(338)
Net income (loss) after income taxes	110	130	1,683	-	1,923
Equity in net income (loss) of unconsolidated subsidiaries	1,679	265	395	(2,339)	-
Net income (loss)	$1,789	$395	$2,078	$(2,339)	$1,923
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$49	$-	$49
Participating policyholders	-	-	78	7	85
Shareholders and other equity holders	1,789	395	1,951	(2,346)	1,789
	$1,789	$395	$2,078	$(2,339)	$1,923

Manulife Financial Corporation – Second Quarter 2025	109

For the three months ended June 30, 2024	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Insurance service result
Insurance revenue	$-	$2,696	$4,213	$(394)	$6,515
Insurance service expenses	-	(2,507)	(3,162)	397	(5,272)
Net expenses from reinsurance contracts held	-	(96)	(123)	13	(206)
Total insurance service result	-	93	928	16	1,037
Investment result
Net investment income (loss)	183	1,033	3,580	(284)	4,512
Insurance / reinsurance finance income (expenses)	-	(889)	(2,971)	(9)	(3,869)
Other investment result	-	1	(105)	(26)	(130)
Total investment result	183	145	504	(319)	513
Other revenue	(4)	202	1,761	(110)	1,849
Other expenses	(13)	(311)	(1,331)	66	(1,589)
Interest expenses	(125)	(8)	(640)	347	(426)
Net income (loss) before income taxes	41	121	1,222	-	1,384
Income tax (expenses) recoveries	8	4	(264)	-	(252)
Net income (loss) after income taxes	49	125	958	-	1,132
Equity in net income (loss) of unconsolidated subsidiaries	993	229	354	(1,576)	-
Net income (loss)	$1,042	$354	$1,312	$(1,576)	$1,132
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$39	$-	$39
Participating policyholders	-	(2)	51	2	51
Shareholders and other equity holders	1,042	356	1,222	(1,578)	1,042
	$1,042	$354	$1,312	$(1,576)	$1,132

For the six months ended June 30, 2025	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Insurance service result
Insurance revenue	$-	$5,800	$8,959	$(707)	$14,052
Insurance service expenses	-	(5,382)	(6,733)	642	(11,473)
Net expenses from reinsurance contracts held	-	(289)	(304)	63	(530)
Total insurance service result	-	129	1,922	(2)	2,049
Investment result
Net investment income (loss)	264	1,968	7,863	(353)	9,742
Insurance / reinsurance finance income (expenses)	-	(3,096)	(5,494)	1	(8,589)
Other investment result	-	36	(230)	(57)	(251)
Total investment result	264	(1,092)	2,139	(409)	902
Other revenue	3	529	3,539	(234)	3,837
Other expenses	(13)	(594)	(2,623)	139	(3,091)
Interest expenses	(265)	(32)	(946)	506	(737)
Net income (loss) before income taxes	(11)	(1,060)	4,031	-	2,960
Income tax (expenses) recoveries	29	292	(735)	-	(414)
Net income (loss) after income taxes	18	(768)	3,296	-	2,546
Equity in net income (loss) of unconsolidated subsidiaries	2,256	507	(261)	(2,502)	-
Net income (loss)	$2,274	$(261)	$3,035	$(2,502)	$2,546
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$115	$-	$115
Participating policyholders	-	(2)	150	9	157
Shareholders and other equity holders	2,274	(259)	2,770	(2,511)	2,274
	$2,274	$(261)	$3,035	$(2,502)	$2,546

Manulife Financial Corporation – Second Quarter 2025	110

For the six months ended June 30, 2024	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Insurance service result
Insurance revenue	$-	$5,410	$8,362	$(760)	$13,012
Insurance service expenses	-	(5,011)	(6,305)	772	(10,544)
Net expenses from reinsurance contracts held	-	(193)	(273)	13	(453)
Total insurance service result	-	206	1,784	25	2,015
Investment result
Net investment income (loss)	188	1,887	7,093	(163)	9,005
Insurance / reinsurance finance income (expenses)	-	(1,776)	(6,127)	-	(7,903)
Other investment result	-	(24)	(166)	(51)	(241)
Total investment result	188	87	800	(214)	861
Other revenue	(7)	404	3,497	(237)	3,657
Other expenses	(25)	(586)	(2,574)	138	(3,047)
Interest expenses	(240)	(4)	(894)	288	(850)
Net income (loss) before income taxes	(84)	107	2,613	-	2,636
Income tax (expenses) recoveries	50	47	(629)	-	(532)
Net income (loss) after income taxes	(34)	154	1,984	-	2,104
Equity in net income (loss) of unconsolidated subsidiaries	1,942	276	430	(2,648)	-
Net income (loss)	$1,908	$430	$2,414	$(2,648)	$2,104
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$94	$-	$94
Participating policyholders	-	(2)	102	2	102
Shareholders and other equity holders	1,908	432	2,218	(2,650)	1,908
	$1,908	$430	$2,414	$(2,648)	$2,104

Manulife Financial Corporation – Second Quarter 2025	111
Consolidated Statement of Cash Flows

For the six months ended June 30, 2025	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$2,274	$(261)	$3,035	$(2,502)	$2,546
Adjustments:
Equity in net income of unconsolidated subsidiaries	(2,256)	(507)	261	2,502	-
Increase (decrease) in insurance contract net liabilities	-	243	8,477	-	8,720
Increase (decrease) in investment contract liabilities	-	56	195	-	251
(Increase) decrease in reinsurance contract assets, excluding reinsurance transactions	-	(2)	(736)	-	(738)
Amortization of (premium) discount on invested assets	-	-	(176)	-	(176)
CSM amortization	-	(243)	(1,009)	-	(1,252)
Other amortization	6	73	334	-	413
Net realized and unrealized (gains) losses and impairment on assets	(7)	1,410	(2,932)	-	(1,529)
Deferred income tax expenses (recoveries)	(29)	(26)	(37)	-	(92)
Gain on reinsurance transaction (pre-tax)	-	(9)	-	-	(9)
Cash provided by (used in) operating activities before undernoted items	(12)	734	7,412	-	8,134
Dividends from unconsolidated subsidiaries	-	214	(689)	475	-
Changes in policy related and operating receivables and payables	(324)	(831)	6,984	-	5,829
Cash provided by (used in) operating activities	(336)	117	13,707	475	13,963
Investing activities
Purchases and mortgage advances	-	(7,715)	(59,041)	-	(66,756)
Disposals and repayments	-	6,626	47,276	-	53,902
Changes in investment broker net receivables and payables	-	8	393	-	401
Investment in common shares of subsidiaries	(500)	-	-	500	-
Notes receivable from parent	-	-	(36,389)	36,389	-
Notes receivable from subsidiaries	(32,233)	-	-	32,233	-
Cash provided by (used in) investing activities	(32,733)	(1,081)	(47,761)	69,122	(12,453)
Financing activities
Change in repurchase agreements and securities sold but not yet purchased	-	-	(557)	-	(557)
Issue of capital instruments, net	497	-	-	-	497
Redemption of capital instruments	(1,000)	-	-	-	(1,000)
Secured borrowing from securitization transactions	-	-	1,047	-	1,047
Changes in deposits from Bank clients, net	-	-	373	-	373
Lease payments	-	(1)	(55)	-	(56)
Shareholders’ dividends and other equity distributions	(1,658)	-	-	-	(1,658)
Common shares repurchased	(1,160)	-	-	-	(1,160)
Common shares issued, net	35	-	500	(500)	35
Contributions from (distributions to) non-controlling interests, net	-	-	(1)	-	(1)
Dividends paid to parent	-	689	(214)	(475)	-
Notes payable to parent	-	-	32,233	(32,233)	-
Notes payable to subsidiaries	36,389	-	-	(36,389)	-
Cash provided by (used in) financing activities	33,103	688	33,326	(69,597)	(2,480)
Cash and short-term securities
Increase (decrease) during the period	34	(276)	(728)	-	(970)
Effect of foreign exchange rate changes on cash and short-term securities	(8)	(62)	(744)	-	(814)
Balance, beginning of period	126	5,041	19,775	-	24,942
Balance, end of period	152	4,703	18,303	-	23,158
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	126	5,436	20,227	-	25,789
Net payments in transit, included in other liabilities	-	(395)	(452)	-	(847)
Net cash and short-term securities, beginning of period	126	5,041	19,775	-	24,942
End of period
Gross cash and short-term securities	152	4,703	18,918	-	23,773
Net payments in transit, included in other liabilities	-	-	(615)	-	(615)
Net cash and short-term securities, end of period	$152	$4,703	$18,303	$-	$23,158
Supplemental disclosures on cash flow information:
Interest received	$274	$2,093	$5,209	$(597)	$6,979
Interest paid	270	94	1,048	(597)	815
Income taxes paid (refund)	84	2	438	-	524

Manulife Financial Corporation – Second Quarter 2025	112
Consolidated Statement of Cash Flows

For the six months ended June 30, 2024	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$1,908	$430	$2,414	$(2,648)	$2,104
Adjustments:
Equity in net income of unconsolidated subsidiaries	(1,942)	(276)	(430)	2,648	-
Increase (decrease) in insurance contract net liabilities	-	209	2,993	-	3,202
Increase (decrease) in investment contract liabilities	-	23	218	-	241
(Increase) decrease in reinsurance contract assets, excluding reinsurance transactions	-	(125)	(439)	-	(564)
Amortization of (premium) discount on invested assets	-	22	(164)	-	(142)
CSM amortization	-	(209)	(958)	-	(1,167)
Other amortization	5	73	224	-	302
Net realized and unrealized (gains) losses and impairment on assets	(10)	735	585	-	1,310
Deferred income tax expenses (recoveries)	(50)	55	61	-	66
Net loss on reinsurance transaction (pre-tax)	-	33	38	-	71
Cash provided by (used in) operating activities before undernoted items	(89)	970	4,542	-	5,423
Dividends from unconsolidated subsidiaries	-	189	-	(189)	-
Changes in policy related and operating receivables and payables	(131)	2,294	4,263	-	6,426
Cash provided by (used in) operating activities	(220)	3,453	8,805	(189)	11,849
Investing activities
Purchases and mortgage advances	-	(9,920)	(57,088)	-	(67,008)
Disposals and repayments	-	7,094	49,915	-	57,009
Changes in investment broker net receivables and payables	-	75	189	-	264
Net cash increase (decrease) from sale (purchase) of subsidiaries	-	-	(298)	-	(298)
Investment in common shares of subsidiaries	(1,607)	-	-	1,607	-
Capital contribution to unconsolidated subsidiaries	-	(1)	-	1	-
Notes receivable from parent	-	-	(35,076)	35,076	-
Notes receivable from subsidiaries	(32,475)	-	-	32,475	-
Cash provided by (used in) investing activities	(34,082)	(2,752)	(42,358)	69,159	(10,033)
Financing activities
Change in repurchase agreements and securities sold but not yet purchased	-	-	233	-	233
Issue of capital instruments, net	1,596	-	-	-	1,596
Redemption of capital instruments	-	(609)	-	-	(609)
Secured borrowing from securitization transactions	-	-	516	-	516
Changes in deposits from Bank clients, net	-	-	113	-	113
Lease payments	-	(1)	(60)	-	(61)
Shareholders’ dividends and other equity distributions	(1,594)	-	-	-	(1,594)
Common shares repurchased	(855)	-	-	-	(855)
Common shares issued, net	82	-	1,607	(1,607)	82
Contributions from (distributions to) non-controlling interests, net	-	-	(1)	-	(1)
Dividends paid to parent	-	-	(189)	189	-
Capital contributions by parent	-	-	1	(1)	-
Notes payable to parent	-	-	32,475	(32,475)	-
Notes payable to subsidiaries	35,076	-	-	(35,076)	-
Cash provided by (used in) financing activities	34,305	(610)	34,695	(68,970)	(580)
Cash and short-term securities
Increase (decrease) during the period	3	91	1,142	-	1,236
Effect of foreign exchange rate changes on cash and short-term securities	2	151	188	-	341
Balance, beginning of period	86	4,004	15,794	-	19,884
Balance, end of period	91	4,246	17,124	-	21,461
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	86	4,329	15,923	-	20,338
Net payments in transit, included in other liabilities	-	(325)	(129)	-	(454)
Net cash and short-term securities, beginning of period	86	4,004	15,794	-	19,884
End of period
Gross cash and short-term securities	91	4,583	17,424	-	22,098
Net payments in transit, included in other liabilities	-	(337)	(300)	-	(637)
Net cash and short-term securities, end of period	$91	$4,246	$17,124	$-	$21,461
Supplemental disclosures on cash flow information:
Interest received	$179	$1,976	$5,076	$(418)	$6,813
Interest paid	217	43	976	(418)	818
Income taxes paid (refund)	5	6	702	-	713

Manulife Financial Corporation – Second Quarter 2025	113

SHAREHOLDER INFORMATION

MANULIFE FINANCIAL
CORPORATION HEAD OFFICE
200 Bloor Street East
Toronto, ON Canada M4W 1E5
Telephone: 416 926-3000
Website: www.manulife.com
INVESTOR RELATIONS
Financial analysts, portfolio
managers and other investors
requiring financial information
may contact our Investor Relations
Department or access our website
at www.manulife.com.
Email: investrel@manulife.com
SHAREHOLDER SERVICES
For information or assistance
regarding your share account,
including dividends, changes of
address or ownership, lost
certificates, to eliminate duplicate
mailings or to receive shareholder
material electronically, please
contact our Transfer Agents in
Canada, the United States, Hong
Kong or the Philippines. If you live
outside one of these countries, please
contact our Canadian Transfer Agent.

TRANSFER AGENTS
Canada
TSX Trust Company
301 - 100 Adelaide St. West
Toronto, ON Canada M5H 4H1
Toll Free: 1 800 783-9495
Collect: 416 682-3864
Email: manulifeinquiries@tmx.com
Website: www.tsxtrust.com/manulife
TSX Trust Company offices are also
located in Toronto, Vancouver and
Calgary.
United States
Equiniti Trust Company, LLC
P.O. Box 27756
Newark, NJ 07101
United States
Toll Free: 1 800 249-7702
Collect: 416 682-3864
Email: manulifeinquiries@tmx.com
Website: www.tsxtrust.com/manulife
Hong Kong
Tricor Investor Services Limited
17/F, Far East Finance Centre
16 Harcourt Road
Hong Kong
Telephone: 852 2980-1333
Email: is-enquiries@hk.tricorglobal.com
Website: www.tricoris.com

Philippines
RCBC Stock Transfer
Ground Floor, West Wing
GPL (Grepalife) Building
221 Senator Gil Puyat Avenue
Makati City, Metro Manila, Philippines
Telephone: 632 5318-8567
Email: rcbcstocktransfer@rcbc.com
Website: www.rcbc.com/stocktransfer
AUDITORS
Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
The following Manulife documents are
available online at www.manulife.com
•Annual Report and Proxy Circular
•Notice of Annual Meeting
•Shareholders Reports
•Public Accountability Statement
•Sustainability Report

Rating

Financial strength is a key factor in generating new
business, maintaining and expanding distribution relations
and providing a base for expansion, acquisitions and
growth. As at June 30, 2025, Manulife had total capital of
C$78.0 billion, including C$49.1 billion of total shareholders’
and other equity holders’ equity. The Manufacturers Life
Insurance Company’s financial strength ratings are among
the strongest in the insurance industry. Rating agencies
include AM Best Company (“AM Best”), DBRS Limited and
affiliated entities (“Morningstar DBRS”), Fitch Ratings Inc.
(“Fitch”), Moody’s Investors Service Inc. (“Moody’s”), and
S&P Global Ratings (“S&P”).
As at August 6, 2025
Rating Agency	MLI Rating	Rank
S&P	AA-	(4th of 21 ratings)
Moody’s	A1	(5th of 21 ratings)
Fitch	AA	(3rd of 21 ratings)
Morningstar DBRS	AA	(3rd of 22 ratings)
AM Best	A+ (Superior)	(2nd of 13 ratings)

Common Stock Trading Data

The following values are the high, low and close
prices, including the average daily trading volume for
Manulife Financial Corporation’s common stock on
the Canadian exchanges, the U.S. exchanges, The
Stock Exchange of Hong Kong and the Philippine
Stock Exchange for the second quarter. The common
stock symbol is MFC on all exchanges except Hong
Kong where it is 945.
As at June 30, 2025, there were 1,703 million common shares outstanding.
April 1 – June 30, 2025	Canada	U.S.	Hong Kong	Philippines
	Canadian $	United States $	Hong Kong $	Philippine Pesos
High	$46.35	$32.44	$253.20	P 1,880
Low	$38.18	$26.93	$204.20	P 1,506
Close	$43.54	$31.96	$251.00	P 1,652
Average Daily Volume (000)	11,688	2,476	14	0.2

Manulife Financial Corporation – Second Quarter 2025	114
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